

Merger Implementation Deed

Jones Day
Level 41, Aurora Place
88 Phillip Street
Sydney NSW 2000
Tel: 61 2 8272 0500
Fax: 61 2 8272 0599
www.jonesday.com

EXPLANATORY NOTE TO THIS EXHIBIT

Following the execution of the Merger Implementation Deed, the parties agreed to certain immaterial amendments thereto (memorialized in an Amendment Deed executed by the parties) which are reflected in this exhibit.

Dated   8 September 2013

Parties

Sinclair Knight Merz Management Pty Limited ACN 087 978 970 of 100 Christie Street, St Leonards NSW 2065, Australia (**SKMM**)

Sinclair Knight Merz Holdings Limited ACN 001 024 102 of 100 Christie Street, St Leonards NSW 2065, Australia (**SKMH**)

Jacobs Engineering Group Inc. of 155 North Lake Avenue, Pasadena, CA 91101 USA (**Jacobs Guarantor**)

Jacobs Australia Holdings Company Pty. Ltd. ACN 165 641 592 of Level 6, 600 St Kilda Rd, Melbourne, 3004 Australia (**Jacobs**)

Background

A.   The parties have agreed that Jacobs will acquire SKMM and SKMH by means of the Schemes.

B.   The parties have agreed to implement the Schemes on the terms of this Deed.

C.   Jacobs Guarantor has agreed to guarantee the performance by Jacobs of the Guaranteed Obligations.

Agreed terms

1.   DEFINITIONS AND INTERPRETATION

The meanings of the terms used in this Deed are set out in Schedule 1.

2.   AGREEMENT TO PROCEED WITH MERGER

(a)   Each SKM Party agrees to propose the Schemes on and subject to the terms of this Deed.

(b)   Jacobs agrees to assist the SKM Parties to propose the Schemes on and subject to the terms of this Deed.

(c)   The Schemes are inter-conditional. If either Scheme does not become Effective, the other Scheme will not proceed.

3.   CONDITIONS PRECEDENT

3.1   Conditions Precedent to the Schemes

Each of the Schemes is wholly conditional upon and will not become Effective unless the following conditions precedent are satisfied or waived (where capable of waiver) by the date and time specified:

(a)   (**FIRB approval**) – before 8.00 am on the Second Court Date:

<blockquote>

(i)   the Treasurer of the Commonwealth of Australia or his agent has provided written advice or confirmation which is unconditional, or subject only to conditions acceptable to Jacobs (acting reasonably), to the effect that there is no objection to the Merger; or

(ii)   the Treasurer of the Commonwealth of Australia becomes or is precluded from making an order prohibiting the *Merger under the Foreign Acquisitions and Takeovers Act 1975* (Cth);

</blockquote>

(b)   (**Regulatory Approval**) – before 8.00 am on the Second Court Date, either:

<blockquote>

(i)   the Regulatory Approval has been obtained (either unconditionally or subject only to conditions acceptable to the SKM Parties and Jacobs (in each case, acting reasonably provided that such conditions only impose procedural or other nonmaterial requirements incidental to that approval)) and the Regulatory Approval has not been withdrawn, cancelled or revoked; or

(ii)   an alternate means of accomplishing the escrow arrangements under the Transaction Documents acceptable to the SKM Parties and Jacobs (in each case, acting reasonably) has been implemented;

</blockquote>

(c)   (**Shareholder approval**) – before 8.00 am on the Second Court Date, the requisite majorities of SKMM Shareholders and SKMH Shareholders approve:

<blockquote>

(i)   the EGM Resolution at the EGM; and

(ii)   the Schemes at the Scheme Meetings;

</blockquote>

(d)   (**Court approval**) – the Court approves each of the Schemes in accordance with Section 411(4)(b) of the Corporations Act;

(e)   (**Restraints**) – no Government Agency takes any action, or imposes any legal restraint or prohibition, to prevent the implementation of the Merger, which remains in force at 8.00 am on the Second Court Date;

(f)   (**No SKM Prescribed Occurrence**) – no SKM Prescribed Occurrence occurs between the Operative Date and 8.00 am on the Second Court Date;

(g)   (**No Jacobs Prescribed Occurrence**) – no Jacobs Prescribed Occurrence occurs between the Operative Date and 8.00 am on the Second Court Date;

(h)   (**No SKM Material Adverse Event**) – no SKM Material Adverse Event occurs between the Operative Date and 8.00 am on the Second Court Date;

(i)   (**No SKM Regulated Event**) – no SKM Regulated Event occurs between the Operative Date and 8.00 am on the Second Court Date;

(j)   (**Adjustment Statements**) – (i) each of the Fundamental Adjustment Statements is true, accurate and not misleading (except as fairly and accurately disclosed in the Disclosure Letter) as at the Operative Date and as at 8.00 am on the Second Court Date and (ii) no SKM Material Adverse Event has occurred or would occur as a result of the Adjustment Statements (other than the Fundamental Adjustment Statements) being untrue, inaccurate or misleading as at the Operative Date and as at 8.00 am on the Second Court Date;

(k)   (**No Leakage Material Adverse Event**) – no Leakage Material Adverse Event has occurred between the Operative Date and 8.00 am on the Second Court Date;

(l)   (**Specified Insurance Policies**) – as at 8.00 am on the Second Court Date, all the Specified Insurance Policies are legally binding and valid;

(m)   (**NZ Call Option**) – prior to the voting record date for the SKMH Scheme Meeting, the NZ Call Option has been exercised and completed such that all SKM NZ Shareholders hold a number of SKMH Shares equal to the number of shares that they held in SKM NZ prior to the exercise of the NZ Call Option;

(n)   (**Merger Resolutions**) – prior to 8.00 am on the Second Court Date, the Merger Resolutions have each been approved;

(o)   (**Dividend Shares**) – prior to 8.00 am on the Second Court Date, all of the Dividend Shares have been redeemed in accordance with their terms of issue and applicable law;

(p)   (**Major Client Consents**) – each of the Major Client Consents has been obtained in writing in a form satisfactory to Jacobs prior to 8.00 am on the Second Court Date;

(q)   (**Founder Share**) – the Founder Share Transfer Agreement is executed by all of the parties to that agreement prior to 8.00 am on the Second Court Date;

(r)   (**Lender Consents**) – the Lender Consents have been obtained prior to 8.00 am on the Second Court Date; and

(s)   (**Jacobs Warranties**) – the Jacobs Warranties are true, accurate and not misleading as at the date of this Deed and 8.00 am on the Second Court Date.

3.2   Reasonable endeavours

(a)   Each party shall use reasonable endeavours to ensure the conditions precedent for which it is responsible are satisfied by the time stipulated for their satisfaction (being the conditions precedent in clauses 3.1(c) (Shareholder approval), 3.1(d) (Court approval), 3.1(f) (No SKM Prescribed Occurrence), 3.1(h) (No SKM Material Adverse Event), 3.1(i) (No SKM Regulated Event), 3.1(j) (Adjustment Statements), 3.1(k) (No Leakage Material Adverse Event), 3.1(m) (NZ Call Option), 3.1(n) (Merger Resolutions), 3.1(o) (Dividend Shares), 3.1(p) (Major Client Consents) and 3.1(r) (Lender Consents) for the SKM Parties and the conditions precedent in clauses 3.1(a) (FIRB approval), 3.1(g) (No Jacobs Prescribed Occurrence) and 3.1(s) (Jacobs Warranties) for Jacobs).

(b)   Each of the SKM Parties and Jacobs shall use reasonable endeavours to make sure that the conditions precedent in clauses 3.1(b) (Regulatory Approval), 3.1(e) (Restraints), 3.1(l) (Specified Insurance Policies) and 3.1(q) (Founder Share) are satisfied by 8.00 am on the Second Court Date.

(c)   Each party shall:

    (i)   provide reasonable co-operation and assistance to the other (including relevant information) for Regulatory Approval and advance copies of any documents to be filed for Regulatory Approval for the approval of the other party (such approval not to be unreasonably withheld or delayed); and

    (ii)   consult with the other parties in relation to all material communications with any Government Agency relating to Regulatory Approval.

3.3 Waiver of conditions precedent

(a) The conditions precedent in clauses 3.1(a) (FIRB approval), 3.1(c) (Shareholder approval) and 3.1(d) (Court approval) cannot be waived.

(b) The conditions precedent in clauses 3.1(b) (Regulatory Approval), 3.1(e) (Restraints), 3.1(l) (Specified Insurance Policies) and 3.1(q) (Founder Share) are for the benefit of SKMM and Jacobs and can only be waived by both SKMM and Jacobs.

(c) The conditions precedent in clauses 3.1(g) (No Jacobs Prescribed Occurrence) and 3.1(s) (Jacobs Warranties) are for the sole benefit of SKMM and can only be waived by SKMM.

(d) The conditions precedent in clauses 3.1(f) (No SKM Prescribed Occurrence), 3.1(h) (No SKM Material Adverse Event), 3.1(i) (No SKM Regulated Event), 3.1(j) (Adjustment Statements), 3.1(k) (No Leakage Material Adverse Event), 3.1(m) (NZ Call Option), 3.1(n) (Merger Resolutions), 3.1(o) (Dividend Shares), 3.1(p) (Major Client Consents) and 3.1(r) (Lender Consents) are for the sole benefit of Jacobs and can only be waived by Jacobs.

(e) Waiver of a breach or non-fulfilment in respect of one condition precedent does not constitute:

    (i) a waiver of beach or non-fulfilment of any other condition precedent resulting from the same event;

    (ii) a waiver of breach of non-fulfilment of that condition precedent resulting from any other event; or

    (iii) a waiver of the application of any provisions in the Sale Agreement in respect of that breach or non-fulfillment or facts, matters or circumstances giving rise to the breach or non-fulfilment.

3.4 Termination on failure of conditions precedent

(a) The SKM Parties and Jacobs must:

    (i) keep each other informed of progress in satisfying the conditions precedent;

    (ii) notify each other immediately in writing if a condition precedent is satisfied or if it becomes aware a condition precedent has not been satisfied or has become incapable of being satisfied;

    (iii) on the Second Court Date, provide the Court with a certificate that all of the conditions have been satisfied or waived (to the extent that such statement can be accurately made at that date); and

    (iv) consult if there is a failure (or likely failure) of a condition precedent to be satisfied to see if the Merger can proceed by alternative methods and if there is a failure to agree on what actions to take within 5 Business Days (or such lesser time as may be available before the Second Court Date) then the SKM Parties or Jacobs may (but shall not be obliged to) terminate this Deed by written notice to the other party in accordance with clauses 3.4(b) to 3.4(d).

(b) If any of the conditions precedent is not fulfilled or waived on or before 8.00 am on the Second Court Date, then either of the SKM Parties, on the one hand, or Jacobs, on the other hand, may terminate this Deed by written notice to the other party provided however that no party shall be entitled to invoke non-fulfilment of a condition as a basis for termination if such non-fulfilment is caused by that party or by a breach of this Deed by that party.

(c) If this Deed is terminated in accordance with clause 3.4(b), all rights and obligations under this Deed shall immediately terminate (except for clauses 1, 5, 6.1, 6.2, 8, 10, 12, 13 and 14) but all rights and obligations of the parties which have accrued before termination shall continue to exist, and, for the avoidance of doubt, the SKM Parties shall not be obliged to proceed with the Schemes and Jacobs shall not be obliged to pay the Scheme Consideration.

(d) Should either party elect to proceed with Implementation notwithstanding such failure to satisfy a condition precedent (subject always to clause 3.3(a)) such election shall be without prejudice to its rights to bring a Claim against the other party for breach of this Deed or other Transaction Document.

4. TRANSACTION STEPS

4.1 Scheme

The SKM Parties must propose the Schemes under which all of the SKMH Scheme Shares and SKMM Scheme Shares will be transferred to Jacobs and the Scheme Shareholders will receive the Scheme Consideration.

4.2 Scheme Consideration

(a) The consideration payable to the SKMM Scheme Shareholders under the SKMM Scheme is the SKMM Scheme Consideration.

(b) The consideration payable to the SKMH Scheme Shareholders under the SKMH Scheme is the SKMH Scheme Consideration.

(c) Jacobs covenants in favour of the SKM Parties that in consideration for the transfer to Jacobs of the SKMH Shares and SKMM Shares held by Scheme Shareholders under the Schemes, Jacobs will, on the Implementation Date:

   (i) accept the SKMH Shares and SKMM Shares; and

   (ii) subject to the Deed Polls, the Sale Agreement and this Deed, transfer:

      (A) an amount equal to the Initial Scheme Consideration less $1,500,000 to the account nominated by the Sellers' Representatives (or any of them) on behalf of the Scheme Shareholders;

      (B) $2,000,000 into the Sellers' Representative Costs Account; and

      (C) the Additional Scheme Consideration into the Escrow Account.

(d) If the number of SKMH Shares held by an SKMH Scheme Shareholder as at the SKMH Scheme Record Date is such that the aggregate entitlement of the SKMH Scheme Shareholder to SKMH Scheme Consideration includes an entitlement to a fractional amount representing less than one cent, then the entitlement of that SKMH Scheme Shareholder must be rounded up or down, with any such fractional entitlement of less than 0.5 being rounded down to the nearest whole number of cents, and any such fractional entitlement of 0.5 or more being rounded up to the nearest whole number of cents.

4.3   Merger Steps

(a)   Without prejudice to clause 4.7, and subject always to the other terms of this Deed, the SKM Parties must take all necessary steps to implement the Schemes as soon as reasonably practicable after the date hereof, including:

   (i)   (**Scheme Booklet**) preparing and despatching the Scheme Booklet in accordance with applicable laws (including consulting with Jacobs as to the content and presentation of the Scheme Booklet, providing Jacobs with drafts of the Scheme Booklet, giving Jacobs an opportunity to comment on those drafts, taking Jacobs' comments into account in good faith when producing revised drafts, and obtaining prior written approval from Jacobs for the form and content in which any Jacobs Information appears in the Scheme Booklet) and ensuring that the information in the Scheme Booklet (other than Jacobs Information) is not misleading or deceptive in any material respect (whether by omission or otherwise);

   (ii)   (**Board Recommendation**) ensuring the Scheme Booklet contains a statement by the SKMM Board and SKMH Board that (A) they unanimously recommend the SKMM Scheme and SKMH Scheme and that SKMM Shareholders and SKMH Shareholders vote in favour of the EGM Resolution and all the resolutions to be proposed at the Scheme Meetings in the absence of a Superior Proposal, and (B) each member of the SKMM Board and the SKMH Board who holds SKMM Shares or SKMH Shares intends to vote his or her SKMM Shares or SKMH Shares in favour of the EGM Resolution and all resolutions to be proposed at the Scheme Meetings in the absence of a Superior Proposal;

   (iii)   (**SKMH Resolution**) ensuring that SKMM, as the holder of the Group Redeemable Voting Preference Share in SKMH, passes a special resolution in writing to amend the SKMH Constitution to permit and facilitate the Merger;

   (iv)   (**Independent Expert**) promptly appoint the Independent Expert and provide all assistance and information reasonably required by them in connection with the preparation of the Independent Expert's Report for inclusion in the Scheme Booklet;

   (v)   (**representation**) procure that they are represented by counsel at the Court hearings convened for the purposes of section 411(4)(b) of the Corporations Act, at which through their counsel, the SKM Parties will undertake (if required by the Court) to do all such things and take all such steps within their power as are necessary in order to ensure the fulfilment of their obligations under this Deed and the Schemes and to the extent that leave of the Court is required for the SKM Parties to be represented at those Court hearings, apply for that leave;

   (vi)   (**Section 411(17)(b) Statement**) apply to ASIC for the production of a statement in writing pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Schemes;

   (vii)   (**Court documents**) prepare all documents necessary for the Court hearings (including any appeals) relating to the Schemes (including originating the process, affidavits, submissions and draft minutes of Court orders) in accordance with all applicable laws, provide Jacobs substantially final drafts of those documents no later than two Business

Days prior to filing such documents with the Court and (acting reasonably and in good faith) take into account, for the purpose of amending those drafts, any comments from Jacobs on those drafts;

(viii) (**Court direction**) apply to the Court for orders pursuant to section 411(1) of the Corporations Act directing the Court to convene the Scheme Meetings;

(ix) (**update Scheme Booklet**) if any SKM Party becomes aware of information after the date of despatch of the Scheme Booklet that is material for disclosure to SKMH Shareholders and/or SKMM Shareholders in deciding whether to approve the Schemes or that is required to be disclosed to SKMH Shareholders and/or SKMM Shareholders under any applicable law, as expeditiously as practicable:

   (A) notify Jacobs of the relevant information and the proposed disclosure to SKMH Shareholders and/or SKMM Shareholders that the SKM Parties believe is required to be made;

   (B) provide Jacobs with drafts of any documents that it proposes to issue to SKMH Shareholders and/or SKMM Shareholders under this clause 4.3(a)(ix) and (acting reasonably and in good faith) take into account, for the purpose of amending those drafts, any comments received from Jacobs on those drafts;

   (C) inform SKMH Shareholders and/or SKMM Shareholders of the information in an appropriate and timely manner, and in accordance with applicable law after (subject always to applicable law) consultation with Jacobs as to the manner of provision of that information to SKMH Shareholders and/or SKMM Shareholders;

(x) (**ASIC review**) keep Jacobs fully and promptly informed of any matters raised by ASIC in relation to the Transaction Documents or the Schemes and ensure that any issues raised by Jacobs are communicated to ASIC;

(xi) (**EGMs**) convene the EGMs; the notices of meeting must state that in the absence of a Superior Proposal, each of the SKMM Board and the SKMH Board unanimously recommends that the EGM Resolution be passed;

(xii) (**Scheme Meetings**) convene the Scheme Meetings to agree the Schemes in accordance with the orders made by the Court pursuant to section 411(1) of the Corporations Act;

(xiii) (**material contracts**) use reasonable endeavours to obtain written consent from each person who is entitled to exercise any right under any provision of any contract agreed as being material by both Jacobs and the SKM Parties relating to the business of any member of the SKM Group existing at the Operative Date (including those consents set forth on Schedule 2) that entitles the person to terminate or modify the contract as a result of the announcement or implementation of the Scheme, and keep Jacobs fully and promptly informed of its progress in obtaining such consents and use best endeavours, in co-operation with Jacobs, to resolve any matters raised by any applicable counterparty to such a contract;

(xiv) (**NZ Call Option**) take all required steps to exercise and complete the transactions contemplated by the NZ Call Option;

(xv) (**SKM Prescribed Occurrence or SKM Regulated Event**) ensure that no SKM Prescribed Occurrence or SKM Regulated Event occurs between the Operative Date and 8.00 am on the Second Court Date;

(xvi) (**Court approval**) subject to the conditions precedent in clause 3.1, other than the condition in clause 3.1(d), being satisfied or waived (where capable of waiver), apply to the Court (by no later than one Business Day after the date on which the last such condition is satisfied or waived) for orders approving the Schemes as soon as possible (subject to Court availability);

(xvii) (**lodge copy of Court order**) promptly lodge with ASIC an office copy of the Court order for each of the Schemes in accordance with section 411(10) of the Corporations Act;

(xviii) (**Scheme Consideration**) close the share registers of the SKM Parties as at the SKMM Scheme Record Date and the SKMH Scheme Record Date as applicable and determine entitlements to the SKMM Scheme Consideration and SKMH Scheme Consideration in accordance with the Schemes;

(xix) (**directors meeting**) on or before the Implementation Date, the directors of each SKM Party convening and holding a meeting to conduct the following business (as applicable) subject to the Schemes becoming Effective:

(A) approval of the registration of Jacobs as the holder of all of the SKMM Shares and the SKMH Shares in the books of SKMM and SKMH, respectively, and direct the making of the requisite entry in the share registers, to give effect to the transfer, the cancellation of the existing share certificates issued in respect of the SKMM Shares and the SKMH Shares and the issue of new certificates in the name of Jacobs;

(B) acceptance of the resignation of the existing directors, secretaries and officers of the SKM Parties effective on the appointment of the directors, secretaries and officers referred to in clause 4.3(a)(xix)(C) below; and

(C) subject to receipt of written consents to act, appointment of Jacobs' nominees as directors, secretaries and officers of the SKM Parties;

(xx) (**Sellers' Notice**) subject to the Schemes becoming Effective, on the SKMH Record Date, provide a fully completed copy of the Sellers' Notice to Jacobs; and

(xxi) (**Delivery of documents**) subject to the Schemes becoming Effective, on the Implementation Date:

(A) deliver to Jacobs:

- a completed master transfer of the SKMM Scheme Shares and the SKMH Scheme Shares executed by the SKM Parties as attorney for the Sellers;

- a counterpart of the Founder Share Transfer Agreement duly executed by ODS Investments Pty Limited;

- a counterpart of the Sale Agreement duly executed by each of the SKM Parties and the Sellers' Representatives;

- a counterpart of the Escrow Deed duly executed by the Sellers' Representatives;

- a duly executed copy of each Major Client Consent and each consent obtained in accordance with clause 4.3(a)(xiii) as at the Implementation Date;

- the written resignations of, and release of all members of the SKM Group from any claims by, all directors, secretaries and officers of each of the SKM Parties to be effective on the appointment of the directors, secretaries and officers to be appointed at the board meetings to be convened under clause 4.3(a)(xix); and

- duly completed authorities for alteration of signatories of the SKM Group bank accounts; and

(B) make available to Jacobs:

- ledgers, journals and books of account of each member of the SKM Group;

- cheque books of each member of the SKM Group and list of all bank accounts maintained by the members of the SKM Group; and

- documents in the possession of each member of the SKM Group relating to the ownership and use of the assets and the business of the SKM Group.

(b) Without prejudice to clause 4.7 and subject always to the other terms of this Deed, Jacobs must take all necessary steps to implement the terms of this Deed as soon as reasonably practicable after the date hereof, including:

(i) (**Jacobs Information**) prepare and promptly provide to the SKM Parties all Jacobs Information reasonably requested by the SKM Parties for inclusion in the Scheme Booklet and ensure that all Jacobs Information is not misleading or deceptive in any material respect (whether by omission or otherwise);

(ii) (**review of Scheme Booklet**) review the drafts of the Scheme Booklet prepared by the SKM Parties and provide comments promptly on those drafts in good faith;

(iii) (**Independent Expert**) provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert's Report;

(iv) (**representation**) procure that it is represented by counsel at the Court hearings on the First Court Date and Second Court Date, at which, through its counsel, Jacobs will undertake (if requested by the Court) to do all such things and take all such steps within its power as are necessary in order to ensure the fulfilment of its obligations in accordance with the Schemes;

(v)   (**Deed Polls**) on the Business Day prior to the First Court Date, enter into the Deed Polls; and

(vi)   (**Scheme Consideration**) if the Schemes become Effective, provide the Scheme Consideration on the Implementation Date in the manner and the amount contemplated by the Schemes.

4.4   Conduct of Business

(a)   From the Operative Date up until the Implementation Date, the SKM Parties must each, and must procure that each member of the SKM Group must:

(i)   conduct its business and operations in the ordinary course and consistent (subject to any applicable laws, regulations and Regulatory Approval) with the manner in which such business and operations have been conducted in the 12 month period prior to the Operative Date;

(ii)   make all reasonable efforts to preserve intact the SKM Group's current business organisation and to keep available the services of the current officers and employees;

(iii)   make all reasonable efforts to maintain and preserve the SKM Group's relationships with Government Agencies, customers, suppliers, licensors, licencees and others having business dealings with it;

(iv)   not enter into any new line of business that the SKM Group are not engaged in at the Operative Date;

(v)   maintain in effect all permits, licenses and authorisations required to continue to carry on its business in the ordinary course;

(vi)   maintain in full force and effect all insurance policies, including renewing any such policies that expire between the Operative Date and the Implementation Date;

(vii)   refrain from creating, issuing or redeeming any shares, securities or loan capital other than as expressly contemplated by the terms of this Deed;

(viii)   make no changes to its policies or practices in respect of managing its working capital, payments of accounts payable, treatment of accounts receivable or alter any of its accounts or financial policies or practices in any way;

(ix)   other than as contemplated by the EGM Resolution, not make any amendment to the SKM Group Shareholding Plan; and

(x)   unless with the prior written consent of Jacobs, not enter into any transaction or conduct any matter which may constitute Leakage,

except to the extent that (i) a matter has been carried out pursuant to any express obligation on the part of any member of the SKM Group under this Deed, or (ii) a matter has been undertaken at the express written request of Jacobs.

(b)   The SKM Parties shall immediately notify Jacobs of any matter, circumstance, act or omission which constitutes a breach of clause 4.4(a).

4.5 No Leakage from the Locked Box Date

(a) Each of the SKM Parties represents, warrants and undertakes to Jacobs that from and including the Locked Box Date and until Implementation:

    (i) no member of the SKM Group has:

        (A) declared, authorised, paid or made (whether actual or deemed) to any current or former SKMM Shareholder or SKMH Shareholder any dividend or distribution or will do any of those things; or

        (B) made any other payment (in cash or in kind) in respect of any return of capital (whether in respect of any security issued by any member of the SKM Group and whether by reduction of capital, redemption or purchase of shares) or will do any of those things, except as contemplated by clause 3.1(o);

    (ii) no member of the SKM Group has made or agreed to make any payment to any current or former SKMM Shareholder or SKMH Shareholder or any Related Person other than in the ordinary course of business on arm's length terms on a basis that is consistent with past practice or will do any of those things, except as contemplated by clause 4.8(b) of the Sale Agreement;

    (iii) no member of the SKM Group has transferred or surrendered any asset to, or assumed, indemnified or incurred any liability (including without limitation, any indebtedness, expenses or cost) for the benefit of, or made any payment to or for the benefit of, any current or former SKMM Shareholder or SKMH Shareholder or any Related Person or will do any of those things;

    (iv) no member of the SKM Group has waived or released in favour of any current or former SKMM Shareholder or SKMH Shareholder, nor has any current or former SKMM Shareholder or SKMH Shareholder failed to pay when due, any sum or obligation due by any such Scheme Shareholder to any member of the SKM Group or will do any of those things;

    (v) no member of the SKM Group has paid, nor will they offer, agree to pay or pay, any bonus payment or other emolument to any director, officer or employee other than weekly wages or monthly salary, annual bonuses, pension contributions and contributions to any long term incentive plan arrangements for a director, officer or employee (in each case, where such bonuses and contributions are in the ordinary course and consistent with past practice);

    (vi) no member of the SKM Group has paid, nor will they offer, agree to pay or pay, any of the fees which are or may be owed by any current or former SKMM Shareholder or SKMH Shareholder or Related Person to a professional advisor to the Scheme Shareholders in connection with the preparation of this Deed or the transactions contemplated hereunder, except for the Historic Transaction Costs and the Transaction Costs Estimate;

    (vii) there has been no cancellation or forgiveness of (or agreement to cancel or forgive) any indebtedness for money owed to any member of the SKM Group, or waiver of any claim or right in relation to such indebtedness, nor will any member of the SKM Group do or agree to do any of those things; and

(viii)   no member of the SKM Group has made or entered into any agreement or arrangement to give effect to any of the matters referred to in clauses 4.5(a)(i) to (vii) above.

The occurrence of any of the events set out in this clause 4.5(a) at or before Implementation but on or after the Locked Box Date, shall constitute an incident of *Leakage* for the purpose of this Deed, the Sale Agreement and the other Transaction Documents.

(b)   On the date which is three Business Days before the Second Court Date, the SKM Parties shall deliver to Jacobs a certificate of a director of each SKM Party:

    (i)   stating that, to the knowledge of such SKM Party, there has been no Leakage since the Locked Box Date; or

    (ii)   setting forth in reasonable detail the nature and amount of any items of Leakage since the Locked Box Date of which such SKM Party is aware.

(c)   If there is any dispute regarding whether and the extent to which any items of Leakage have occurred since the Locked Box Date, Jacobs and the SKM Parties shall meet to identify and agree in good faith prior to 8.00 am on the Second Court Date the amount of any Leakage which has occurred since the Locked Box Date. The amount of Leakage identified in the certificate delivered pursuant to clause 4.5(b)(ii) or agreed to by Jacobs and the SKM Parties pursuant to this clause 4.5(c), as applicable, is referred to as *Pre-Implementation Leakage*. Subject to clause 11.3(b), Pre-Implementation Leakage shall be treated in accordance with the terms of the Sale Agreement.

4.6   SKMM and SKMH Board Recommendation

(a)   Subject to clause 4.6(b), the SKMM Board and SKMH Board must each unanimously recommend that SKMM Shareholders and SKMH Shareholders, as applicable, vote in favour of the EGM Resolution and all the resolutions to be proposed at the Scheme Meetings in the absence of a Superior Proposal, and the Scheme Booklet must include a statement by the SKMM Board and SKMH Board to that effect.

(b)   The SKMM Board and the SKMH Board must not change, withdraw or modify their recommendation in favour of the Schemes unless:

    (i)   the Independent Expert provides a report to either of the SKM Parties which concludes that the SKMM Scheme or the SKMH Scheme is not in the best interests of SKMM Shareholders and/or SKMH Shareholders; or

    (ii)   they receive a Superior Proposal.

4.7   Promotion of Merger

From the Operative Date up until the Implementation Date, each party must provide all such reasonable assistance as is requested by the other parties to participate in efforts reasonably required to promote the merits of the Merger and implement the Schemes. Without prejudice to the generality of the foregoing, each party will use all reasonable endeavours to do and execute, or procure the doing and executing of, each necessary act, document and thing reasonably within its power to implement the Schemes on the terms and subject to the conditions set out or referred to in this Deed and to give effect to the matters specified in, and to act in accordance with, the Transaction Documents, including:

(a)   meeting with SKMM Shareholders and SKMH Shareholders; and

(b) communicating with Jacobs Group employees, SKM Group employees, customers and suppliers.

4.8 Scheme Booklet

(a) The Scheme Booklet will contain a responsibility statement to the effect that the SKM Parties will be responsible for the SKM Group Information contained in the Scheme Booklet and Jacobs will only be responsible for Jacobs Information contained in the Scheme Booklet.

(b) If after a reasonable period of consultation, the SKM Parties and Jacobs are unable to agree on the form and content of the Scheme Booklet, then where the dispute relates to Jacobs Information, Jacobs will have the final determination as to the form and content of Jacobs Information and in any other case, the SKM Parties will make the final determination as to the form and content of the Scheme Booklet.

4.9 Co-operation and integration

(a) Promptly after the Operative Date, to the extent not already established, the parties will establish the Integration Committee as a forum for consultation and planning for the transition of the ownership of the SKM Group to Jacobs. The Integration Committee will, subject to applicable law and regulation:

(i) oversee the implementation of the Schemes;

(ii) monitor the status of the satisfaction of the conditions precedent set out in this Deed;

(iii) assist Jacobs in obtaining an understanding of the operations and conduct of the SKM Group's business; and

(iv) discuss how to best integrate the SKM Group's business into the operations of Jacobs following Implementation.

(b) The parties will co-operate with each other in good faith to facilitate the work of the Integration Committee. To that end, each party will provide reasonable access to information (subject to any applicable law and regulation and any existing confidentiality obligations owed to third parties and subject to compliance with any protocol agreed by the parties) and senior executives as reasonably requested by the other. For the avoidance of doubt, the Integration Committee is a consultative body only.

4.10 Access to Information and Personnel

Between the Operative Date and the Implementation Date, each of the SKM Parties must provide the Jacobs Group with reasonable access to the records, premises and key personnel of the SKM Group at times mutually agreed in order to allow the Jacobs Group to plan for the transition of the business of the SKM Group following Implementation.

4.11 GMEC Observer Rights

During the period from the Operative Date up until the Implementation Date, Jacobs may from time to time nominate (by written notice to the SKM Parties) one person as an observer to the GMEC. Subject to any applicable law and regulation and any existing confidentiality obligations owed to third parties and subject to compliance with any protocol agreed by the parties, an observer appointed under this clause 4.11 shall be entitled to receive all documents, notices and information which a member of GMEC would be entitled to receive and to attend all meetings that a member of GMEC would be entitled to attend but:

(a)   is not entitled to vote at any such meeting;

(b)   does not act in the position of a member of the GMEC; and

(c)   must not communicate instructions or wishes to the GMEC in relation to the exercise of their powers (and the GMEC shall disregard any such instructions or wishes if made).

4.12   Employee Matters

The SKM Parties shall comply, and shall procure that each other member of the SKM Group complies, with any notice or consultation obligations with respect to the employees of the SKM Group or their respective employee representatives to the extent required under applicable law in connection with the execution, delivery and performance by the SKM Parties of this Deed or the consummation by the SKM Parties of the Merger.

4.13   Appointment of Escrow Agent

Jacobs and the SKM Parties must use their reasonable endeavours to negotiate an agreed form of the Escrow Deed with the Escrow Agent by no later than ten Business Days prior to the First Court Date.

5.   ADJUSTMENT STATEMENTS, REPRESENTATIONS AND WARRANTIES

5.1   SKMM and SKMH Warranties and Adjustment Statements

(a)   Subject to matters fairly and accurately disclosed in the Disclosure Letter, the SKM Parties jointly and severally represent and warrant to Jacobs that as at the Operative Date and at all times prior to 8.00 am on the Second Court Date, each of the Adjustment Statements is true, accurate and not misleading.

(b)   For the purposes of clauses 3.1(j), 3.4(b), 3.4(c), 5.2(b), 10.1(d), 11.1(d), 11.4(b) and this clause 5.1 only, the Adjustment Statements shall be deemed to be incorporated in this Deed.

(c)   For the avoidance of doubt, Jacobs' sole remedy after the Implementation Date for breach of clause 5.1(a) shall be to make a Claim under the terms of the Sale Agreement.

5.2   Update of Disclosure Letter

(a)   Between the Operative Date and 8:00 am on the Second Court Date, the SKM Parties will promptly notify Jacobs in writing if either of the SKM Parties becomes aware of (i) any specific fact or condition that causes any Adjustment Statement to be untrue, inaccurate or misleading, or (ii) the occurrence after the Operative Date of any specific fact or condition that would cause any Adjustment Statement to be untrue, inaccurate or misleading had such Adjustment Statement been made as of the time of occurrence or discovery of such specific fact or condition (each of the foregoing in clause (i) or (ii), a *Post-Signing Breach*). The SKM Parties shall supplement the Disclosure Letter regarding any Post-Signing Breach no later than five Business Days prior to the Second Court Date, by delivering one or more supplements (each, a *Disclosure Supplement*) to Jacobs in accordance with the procedures set forth in this clause 5.2(a); provided, that the Disclosure Supplement will not give Jacobs any right to terminate this Deed unless the matters in such Disclosure Supplements would cause the conditions specified in clause 3.1(j) not to be satisfied as of 8.00 am on the Second Court Date. To the extent the existence of any matter set forth in any Disclosure Supplement would cause the conditions specified in clauses 3.1(j) not to be satisfied as of 8.00 am on the Second Court Date, Jacobs shall have the right (A) to terminate this Deed by written notice to the SKM Parties within three Business Days after receipt of the Disclosure Supplement which includes such matter, but in any event prior to 8.00 am on the Second Court Date, or (B) to consummate the Merger.

(b) If Jacobs terminates this Deed in accordance with clause 5.2(a), all rights and obligations under this Deed shall immediately terminate (except for clauses 1, 5, 6.1, 6.2, 8, 12, 13 and 14) but all rights and obligations of the parties which have accrued before termination shall continue to exist. Should Jacobs elect to proceed with Implementation notwithstanding a failure to satisfy the condition precedent in clause 3.1(j) resulting from a Post-Signing Breach such election shall be without prejudice to its rights to bring a Claim against the other party for breach of this Deed or under the Sale Agreement.

5.3 Jacobs Warranties and Indemnities

(a) Jacobs represents and warrants to each SKM Party (in its own right and separately as trustee or nominee of the other SKM Group Indemnified Parties) at the Operative Date and as at 8.00 am on the Second Court Date that:

(i) (**Not misleading**) no Jacobs Information provided for inclusion in the Scheme Booklet, as at the date the Scheme Booklet is despatched to SKMM Shareholders and SKMH Shareholders, will contain any statement which is materially misleading or deceptive including by way of omission from that statement;

(ii) (**New information**) it will, as a continuing obligation, provide to the SKM Parties all further or new Jacobs Information which arises after the Scheme Booklet has been despatched until the date of the Scheme Meeting which is necessary to ensure that there would be no breach of clause 5.3(a)(i) if it applied as at the date on which that information arose;

(iii) (**Validly existing**) it is a validly existing corporation registered under the laws of its place of incorporation;

(iv) (**Authority**) the execution and delivery of this Deed has been properly authorised by all necessary corporate action of Jacobs;

(v) (**Power**) it has full corporate power and lawful authority to execute, deliver and perform this Deed;

(vi) (**No default**) this Deed does not conflict with or result in the breach of or a default under:

(A) Jacobs' constitutional documents;

(B) any other agreement to which Jacobs is a party; or

(C) any writ, order or injunction, judgment, law, rule or regulation to which it is party or by which it is bound;

(vii) (**Funding**) at 5.00 pm on the Business Day before the Second Court Date, Jacobs will have available to it sufficient cash amounts to satisfy Jacobs' obligations to pay the Scheme Consideration in accordance with its obligations under this Deed, the Sale Agreement and the Deed Polls; and

(viii) (**Specified Insurance Policies**) there has been no intentional action or omission of Jacobs or its Representatives which has invalidated the Specified Insurance Policies.

(b) Jacobs agrees with each SKM Party (in its own right and separately as trustee or nominee of the other SKM Group Indemnified Parties) to indemnify the SKM Group Indemnified Parties against any Losses they suffer arising out of breach of the Jacobs Warranties.

5.4 Survival of representations and indemnities

Each of the representations, warranties and indemnities referred to in this clause 5 is severable and survives the termination of this Deed.

6. RELEASES

6.1 SKMM and SKMH Directors and Officers

(a) Jacobs releases its rights and agrees with each SKM Party that it will not make a claim against, and will procure that no Jacobs Indemnified Party will make a claim against, any director, officer, employee or other agent (which is a natural person) of any member of the SKM Group as at the Operative Date in connection with:

(i) any breach of representations, covenants and warranties of an SKM Party in this Deed; or

(ii) any disclosures containing any statement which is false or misleading whether in content or by omission,

except where such director, officer, employee or agent has not acted in good faith or has engaged in wilful misconduct or fraud; provided, however, that the foregoing release is without prejudice to all of Jacobs' rights and remedies against any such director, officer, employee or agent that is an SKMM Shareholder or SKMH Shareholder in respect of a Title and Capacity Adjustment Statement that relates to him or her which is untrue, inaccurate or misleading.

(b) This clause is subject to any Corporations Act restriction and will be read down accordingly. Each SKM Party receives and holds the benefit of this clause to the extent it relates to each SKM Group Indemnified Party as trustee for each of them.

6.2 Jacobs Directors and Officers

(a) Each SKM Party releases its rights and agrees with Jacobs that it will not make a claim against, and will procure that no SKM Group Indemnified Party will make a claim against, any director, officer, employee or other agent (which is a natural person) of any member of the Jacobs Group as at the Operative Date in connection with:

(i) any breach of representations, covenants and warranties of Jacobs in this Deed; or

(ii) any disclosures containing any statement which is false or misleading whether in content or by omission,

except where such director, officer, employee or agent has not acted in good faith or has engaged in wilful misconduct or fraud.

(b) This clause is subject to any Corporations Act restriction and will be read down accordingly. Jacobs receives and holds the benefit of this clause to the extent it relates to each Jacobs Indemnified Party as trustee for each of them.

6.3 Deeds of indemnity and insurance

(a) Jacobs undertakes, subject to the Schemes becoming Effective and any restrictions in the Corporations Act, that:

(i) it will procure that each member of the SKM Group continues to indemnify its directors and officers against any liability incurred by them in their capacity as a director or officer of the company on the same basis as at the Implementation Date (to the extent permitted by applicable law and the constitutional documents of the relevant entity); and

(ii) it will procure that each member of the SKM Group complies with any deeds of indemnity, access and insurance made by them in favour of their respective directors and officers.

(b) The SKM Parties will in respect of all directors and officers of each company in the SKM Group immediately prior to the Schemes becoming Effective (*Retired Officer*), pre-pay before the Implementation Date directors and officers insurance for their benefit for a period of seven years from the retirement date of each Retired Officer and provide evidence of such payment to Jacobs.

Each SKM Party receives and holds the benefit of this clause for each director and officer of the SKM Group as trustee for each of them.

7. PUBLIC ANNOUNCEMENT

7.1 Announcement of Merger

(a) The SKM Parties and Jacobs must issue public announcements in the form mutually agreed (the *Announcements*) as soon as reasonably practicable after the execution of this Deed. The Announcement issued by the SKM Parties must include a statement by the SKMM Board and the SKMH Board that they unanimously recommend the SKMM Scheme and the SKMH Scheme in the absence of a Superior Proposal and subject to the Independent Expert not providing a report to SKMM or SKMH which concludes that the SKMM Scheme or the SKMH Scheme is not in the best interests of SKMM and SKMH Shareholders.

(b) No public announcement or disclosure of the Merger or any other transaction which is the subject of this Deed may be made other than in a form approved by both the SKM Parties and Jacobs (acting reasonably).

(c) Where Jacobs is required by applicable law or regulations to make any other announcement or disclosure in connection with the Merger or any other transaction which is the subject of this Deed, it must use reasonable endeavours, to the extent practicable and lawful, to consult with the SKM Parties prior to making the relevant disclosure.

8. CONFIDENTIALITY

Each of the SKM Parties and Jacobs acknowledge and agree that they continue to be bound by the Confidentiality Deed after the Operative Date. The rights and obligations of the parties under the Confidentiality Deed shall survive the termination of this Deed.

9. EXCLUSIVITY

9.1 Termination of existing discussions

(a) The SKM Parties represent and warrant that, as at the Operative Date, neither they nor any member of the SKM Group or any of their respective Related Persons are in any negotiations or discussions, and that they (and each member of the SKM Group and each of their respective Related Persons) have ceased any existing negotiations or discussions, in respect of any Competing Proposal with any person (other than, for the avoidance of doubt, the discussions with Jacobs and its Representatives in respect of the Schemes).

(b) The SKM Parties agree that if either of them or any member of the SKM Group or of their respective Related Persons has provided any confidential information to any Third Party pursuant to a confidentiality agreement and in connection with such Third Party's consideration of a possible Competing Proposal, the SKM Parties have requested or will promptly request in writing the immediate return or destruction by the Third Party of such confidential information.

9.2 No shop and no talk

During the Exclusivity Period, each of the SKM Parties must not, and must ensure that each of its Related Persons does not, directly or indirectly:

(a) solicit, invite, encourage or initiate (including by the provision of non-public information) any inquiry, expression of interest, offer, proposal or discussion by any person in relation to, or which would reasonably be expected to encourage or lead to the making of a Competing Proposal or communicate to any person an intention to do anything referred to in this clause 9.2(a); or

(b) subject to clause 9.3:

    (i) participate in or continue any negotiations or discussion with respect to any inquiry, expression of interest, offer, proposal or discussion by any person to make or which would reasonably be expected to encourage or lead to the making of a Competing Proposal;

    (ii) negotiate, accept or enter into or offer or agree to negotiate, accept or enter into, any agreement, arrangement or understanding regarding a Competing Proposal;

    (iii) disclose any non-public information about the business or affairs of the SKM Group to a Third Party with a view to obtaining or which would reasonably be expected to encourage or lead to receipt of a Competing Proposal; or

    (iv) communicate to any person an intention to do anything referred to in this clause 9.2(b).

9.3 Fiduciary exception to no talk

Clause 9.2(b) does not prohibit any action or inaction by either of the SKM Parties or any of their Related Persons in relation to a Competing Proposal if compliance with that clause would, in the opinion of the SKMM Board and SKMH Board, formed in good faith after consultation with its external legal advisers, constitute or would be likely to constitute, a breach of any of the fiduciary or statutory duties of the directors, provided that the Competing Proposal was not directly or indirectly brought about or facilitated by a breach of clause 9.2(a).

9.4 Notification and matching rights

(a) During the Exclusivity Period, the SKM Parties must promptly notify Jacobs if:

    (i) either of them or they are approached by any Third Party to take any action of a kind that would breach their obligations under clause 9.2 (or that would breach their obligations under clause 9.2 if it were not for the provisos in clause 9.3); or

    (ii) either of them proposes to take any action of a kind that would breach its obligations under clause 9.2 (or that would breach its obligations under clause 9.2 if it were not for the provisos in clause 9.3),

unless (and only to the extent that) the SKMM Board and SKMH Board, acting in good faith, and after having obtained written advice from their external legal and, if appropriate, financial advisers, determines that it would, or would be likely to, involve a breach of its fiduciary or statutory duties to so notify Jacobs (in which case the SKM Parties must promptly notify Jacobs that such a determination has been made and that the SKM Parties are relying on the proviso in this clause).

(b) If either of the SKM Parties receives a Competing Proposal, and as a result the SKMM and SKMH Board proposes to change or withdraw its statement that it considers the Schemes to be in the best interests of SKMM Shareholders and SKMH Shareholders and/or its recommendation that SKMM Shareholders and SKMH Shareholders vote in favour of the Schemes, the SKM Parties must:

    (i) give Jacobs three Business Days' notice in writing of such proposed change or withdrawal; and

    (ii) provide to Jacobs with that notice, details of all material terms of the applicable Competing Proposal, including details of the proposed price or implied value (including details of the consideration if not simply cash), conditions, timing and break fee (if any), together with a copy of any material confidential information concerning the SKM Group's operations provided to any person associated with the Competing Proposal not previously provided to Jacobs.

(c) The SKM Parties will use their reasonable endeavours to ask the person who has made the applicable Competing Proposal (the *Competing Party*) for their consent to their name and other identifying details which may identify the Competing Party (*Identifying Details*) being provided by the SKM Parties to Jacobs on a confidential basis. If consent is refused, the SKM Parties may only withhold the Identifying Details from Jacobs if the SKMM Board and SKMH Board, acting in good faith, after having obtained advice from their external legal advisers, determine that failing to do so would, or would be likely to, involve a breach of the fiduciary or statutory obligations owed by any director of the SKM Parties. Any information provided pursuant to this clause 9.4) will be provided subject to the terms of the Confidentiality Deed.

(d) During the period of three Business Days referred to in clause 9.4(b), Jacobs will have the right to offer to amend the terms of the Schemes (a *Jacobs Counterproposal*) so that the amended terms of the Schemes would, subject to the determination by the SKMM Board and SKMH Board acting in good faith, provide a superior outcome for the SKMM Shareholders and SKMH Shareholders than the applicable Competing Proposal.

(e) The SKM Parties must procure that the SKMM Board and SKMH Board consider any such Jacobs Counterproposal and if the SKMM Board and SKMH Board, acting in good faith, determine that:

(i)　　the Jacobs Counterproposal would provide a superior outcome for the SKMM Shareholders and SKMH Shareholders than the applicable Competing Proposal (it being acknowledged that the price or value implied by the Jacobs Counterproposal does have to be above, but does not have to be materially above, the price or value implied by the applicable Competing Proposal for the SKMM Board and SKMH Board to consider the Jacobs Counterproposal in relation to price to be superior); and

(ii)　　the other terms and conditions of the Jacobs Counterproposal taken as a whole are not less favourable than those in the applicable Competing Proposal,

then,

(iii)　　the SKM Parties and Jacobs must use their reasonable endeavours to agree on the amendments to this Deed and the other Transaction Documents that are reasonably necessary to reflect the Jacobs Counterproposal (including amendments to the Scheme Consideration that are reasonably necessary to reflect the Jacobs Counterproposal), and to enter into one or more appropriate amended agreements to give effect to those amendments and to implement the Jacobs Counterproposal, in each case as soon as reasonably practicable; and

(iv)　　the SKMM Board and SKMH Board must recommend the Jacobs Counterproposal to SKMM Shareholders and SKMH Shareholders and not the applicable Competing Proposal.

(f)　　Any material modification to any Competing Proposal (which will include any modification relating to the price or value of any Competing Proposal) will be taken to make that proposal a new Competing Proposal in respect of which the SKM Parties must comply with its obligations under this clause 9.4.

10.　REIMBURSEMENT FEE

10.1　Reimbursement Fee Triggers

SKMH must pay the Reimbursement Fee to Jacobs or its nominee, without set-off or withholding if during the Exclusivity Period:

(a)　　any member of the SKMM Board or the SKMH Board withdraws or adversely modifies their recommendation that SKMM Shareholders and SKMH Shareholders should vote in favour of the EGM Resolution and all the resolutions to be proposed at the Scheme Meetings in the absence of a Superior Proposal, other than where the sole reason for such change, withdrawal or modification is the Independent Expert concluding in the Independent Expert's Report (in circumstances where there is no Superior Proposal) that either of the Schemes is not in the best interests of SKMM Shareholders and/or SKMH Shareholders;

(b)　　a Competing Proposal is announced or made and is recommended, promoted or otherwise endorsed by the SKMM Board or the SKMH Board or by any members of the SKMM Board or SKMH Board;

(c)　　a Competing Proposal is announced or made prior to the expiration of the Exclusivity Period and is completed at any time prior to the first anniversary of the Operative Date and, as a result, a Third Party acquires control of the SKM Group within the meaning of section 50AA of the Corporations Act (or acquires an equivalent shareholding or economic interest in either of the SKM Parties pursuant to the implementation of a dual listed company structure or reverse takeover);

(d)   Jacobs delivers a termination notice to the SKM Parties as a result of a material breach of a covenant in this Deed which has not been remedied in accordance with clause 11.1(d) and such material breach gives rise to an SKM Material Adverse Event; or

(e)   Jacobs delivers a termination notice to the SKM Parties as a result of the occurrence of a Leakage Material Adverse Event.

10.2   Compliance with law

(a)   If a court or the Takeovers Panel determines that any part of the Reimbursement Fee:

(i)   constitutes or would, if performed, constitute a breach of the fiduciary or statutory duties of the SKMM Board or SKMH Board; or

(ii)   constitutes unacceptable circumstances within the meaning of the Corporations Act; or

(iii)   is unenforceable or would, if paid, be unlawful for any reason,

then the SKM Parties will not be obliged to pay such part of the Reimbursement Fee and, if such fee has already been paid, then Jacobs must within five Business Days after receiving written demand from the SKM Parties refund that part of the Reimbursement Fee to the SKM Parties.

10.3   Time for payment

The SKM Parties must pay Jacobs the Reimbursement Fee, if it is payable pursuant to clause 10.1, within five Business Days after receiving a written notice from Jacobs setting out the relevant circumstances and requiring payment of the Reimbursement Fee.

10.4   Exclusive remedy

(a)   Jacobs and the SKM Parties believe that the transactions contemplated under this Deed will provide benefits to those parties and their respective shareholders, and acknowledge that if they enter into this Deed and the transaction is subsequently not implemented, Jacobs will incur significant costs.

(b)   Jacobs and the SKM Parties acknowledge that the Reimbursement Fee represents a reasonable amount to compensate Jacobs for the following:

(i)   all advisory costs;

(ii)   costs of management and directors' time;

(iii)   all out of pocket expenses;

(iv)   all commitment fees and other financing costs; and

(v)   reasonable opportunity costs in pursuing the transactions or not pursuing other alternative acquisitions or strategic initiatives.

(c)   Where the Reimbursement Fee is paid:

(i)   Jacobs cannot make any Claim against the SKM Parties or any SKM Group Indemnified Party; and

| | (ii) | the SKM Parties cannot make any Claim against Jacobs or any Jacobs Indemnified Party. |

11. TERMINATION

11.1 Mutual termination

The SKM Parties on the one hand, and Jacobs and Jacobs Guarantor on the other hand, may terminate this Deed by written notice to the other:

(a) (**Scheme resolutions voted down**) if the EGM Resolution or the resolutions to approve the Schemes are not approved by SKMM Shareholders and SKMH Shareholders;

(b) (**Sunset Date**) if the Effective Date for the Schemes has not occurred before the Sunset Date;

(c) (**Independent Expert**) if the Independent Expert concludes that either of the Schemes is not in the best interests of SKMM Shareholders and/or SKMH Shareholders;

(d) (**material breach**) at any time before 8.00 am on the Second Court Date, if the other party is in material breach of any provision of this Deed and the party wishing to terminate has given written notice to the other parties in a timely manner specifying the relevant circumstances and stating its intention to terminate, and the breach is not remedied for 10 Business Days (or such shorter period ending at 5.00pm on the day before the Second Court Date) from the time the notice is given;

(e) (**restraint**) At any time before 8.00 am on the Second Court Date, if a Government Agency has taken any action permanently restraining or otherwise prohibiting the Merger, or has refused to do anything necessary to permit the Merger and the action or refusal has become final and cannot be appealed; or

(f) (**failure to satisfy conditions precedent**) in the circumstances set out in clause 3.4(b).

11.2 SKM Party Termination

Either of the SKM Parties may terminate this Deed by written notice to Jacobs if a majority of either the SKMM Board or the SKMH Board has changed, withdrawn or modified its recommendation as permitted under clause 4.6(b)(i) or, subject to compliance with its obligations in clauses 9.2, 9.3 and 9.4, under clause 4.6(b)(ii).

11.3 Jacobs Termination

Jacobs may terminate this Deed by written notice to the SKM Parties:

(a) if any member of either the SKMM Board or the SKMH Board has changed, withdrawn or modified its recommendation as permitted under clause 4.6(b).

(b) if a Leakage Material Adverse Event occurs; or

(c) in the circumstances set out in clause 5.2(a).

11.4 Effect of Termination

(a)   If Jacobs becomes entitled to terminate this Deed under clause 11.1(d) and elects not to do so, such election shall be without prejudice to Jacobs' rights to bring a Claim under this Deed or any other Transaction Document in respect of any breach of this Deed by the SKM Parties or the facts, circumstances or event giving rise to such entitlement to terminate.

(b)   If this Deed is terminated in accordance with clause 11.1(d), all rights and obligations under this Deed shall immediately terminate (except for clauses 1, 5, 6.1, 6.2, 8, 10, 12, 13 and 14) but all rights and obligations of the parties which have accrued before termination shall continue to exist

12.   GUARANTEE AND INDEMNITY

12.1   Consideration

Jacobs Guarantor agrees it has entered into this Deed for valuable consideration including the SKM Parties, at the request of Jacobs Guarantor, entering into this Deed.

12.2   Guarantee

Jacobs Guarantor unconditionally and irrevocably guarantees to the SKM Parties the performance by Jacobs of the Guaranteed Obligations.

12.3   Principal debtor

(a)   The Guaranteed Obligations are recoverable from, or enforceable against, Jacobs Guarantor as though it had been incurred and owing by Jacobs Guarantor and Jacobs Guarantor was the sole and principal debtor in respect of the Guaranteed Obligations and must be paid or performed by Jacobs Guarantor on demand by the SKM Parties.

(b)   Notwithstanding clause 12.2 or 12.3(a), this clause 12 shall not be construed as imposing greater or different payment obligations or liabilities on Jacobs Guarantor than are imposed on Jacobs under the Transaction Documents, and Jacobs Guarantor shall not have any obligation or liability to any party relating to, arising out of or in connection with the Transaction Documents or the implementation of the Schemes other than as expressly set forth in this clause 12. Jacobs Guarantor reserves the right to assert any and all defences which Jacobs may have to payment of the Guaranteed Obligations.

12.4   Indemnity

(a)   Jacobs Guarantor unconditionally and irrevocably indemnifies the SKM Parties against all Claims arising directly or indirectly from, or which any of the SKM Parties suffers or incurs in connection with, the failure of Jacobs Guarantor or Jacobs to comply with or perform the Guaranteed Obligations.

(b)   The indemnity in clause 12.4(a) remains in effect even if the guarantee under clause 12.2 is not or ceases to be valid or enforceable against Jacobs Guarantor for any reason, provided that the indemnity in clause 12.4 will terminate upon the performance of the Guaranteed Obligations.

12.5   Sole Remedy

Recourse by the SKM Parties against Jacobs Guarantor under this clause 12 shall be the sole and exclusive remedy of the SKM Parties against Jacobs Guarantor or any of its Related Persons (other than Jacobs) in respect of any liabilities or obligations arising under, or in connection with, the Transaction Documents. Nothing set forth in this clause 12 shall affect, or be construed to give rise to, any liability of Jacobs to the SKM Parties or shall confer or give, or shall be construed to confer or give, to any party other than the SKM Parties any rights or remedies against any party in respect of or relating to any obligation or liability of Jacobs Guarantor arising out of, in connection with or relating to this clause 12.

12.6 Continuing guarantee

(a) The obligations of guarantees and indemnities in this clause 12:

(i) are continuing obligations;

(ii) survive termination of this Deed; and

(iii) continue in full force and effect until all of the Guaranteed Obligations have been irrevocably performed in full, regardless of any intermediate payment or discharge in whole or in part.

(b) Jacobs Guarantor's obligations under this Deed are not released or discharged by:

(i) Jacobs or Jacobs Guarantor becoming insolvent;

(ii) any time, waiver, consent, indulgence or other concession granted to Jacobs;

(iii) a release, forbearance to sue, discharge, relinquishment, compounding or compromising of the obligations of any party to this Deed or of the SKM Parties or in respect of the Guaranteed Obligations;

(iv) any change in the constitution of Jacobs or Jacobs Guarantor or their absorption in, amalgamation with or merger into, or the acquisition of all or part of their undertaking by, any other person; or

(v) an amendment of, supplement to or replacement of the obligations of any party to this Deed, including any amendment, supplement or replacement under which Jacobs' obligations are increased, Jacobs incurs additional obligations or the time and method of payment by Jacobs is varied.

13. GST

13.1 Recovery of GST

If GST is payable, or notionally payable, on a supply made under or in connection with this Deed, the party providing the consideration for that supply must pay as additional consideration an amount equal to the amount of GST payable, or notionally payable, on that supply (the *GST Amount*). Subject to the prior receipt of a tax invoice, the GST Amount is payable at the same time that the other consideration for the supply is provided. This clause does not apply to the extent that the consideration for the supply is expressly stated to be GST inclusive or the supply is subject to reverse charge.

13.2 Liability net of GST

Where any indemnity, reimbursement or similar payment under this Deed is based on any cost, expense or other liability, it must be reduced by any input tax credit entitlement, or notional input tax credit entitlement, in relation to the relevant cost, expense or other liability.

13.3 Adjustment events

If an adjustment event occurs in relation to a supply made under or in connection with this Deed, the GST Amount will be recalculated to reflect that adjustment and an appropriate payment will be made between the parties.

13.4 Cost exclusive of GST

Any reference in this Deed to a cost, expense or other similar amount is a reference to that cost, expense or amount exclusive of GST.

13.5 Survival

This clause will not merge upon completion and will continue to apply after expiration or termination of this Deed.

13.6 Definitions

Unless the context requires otherwise, words and phrases used in this clause that have a specific meaning in the GST law (as defined in the *A New Tax System (Goods and Services Tax) Act 1999* (Cth)) will have the same meaning in this clause.

14. GENERAL

14.1 Legal costs

Subject to any express provision in the Transaction Documents to the contrary, each party will bear its own legal and other costs and expenses relating directly or indirectly to the preparation of, and performance of its obligations under, this Deed.

14.2 Amendment

This deed may only be varied or replaced by a document in writing duly executed by Jacobs, Jacobs Guarantor and the SKM Parties.

14.3 Rights cumulative

Subject to any express provision in this Deed to the contrary, the rights of a party under this Deed are cumulative and are in addition to any other rights of that party.

14.4 Approvals and consent

Subject to any express provision in this Deed to the contrary, a party may conditionally or unconditionally give or withhold any consent to be given under this Deed and is not obliged to give its reasons for doing so.

14.5 Further assurance

Each party will promptly execute all documents and do all things that any other party from time to time reasonably requires of it to effect, perfect or complete the provisions of this Deed and any transaction contemplated by it.

14.6 Governing law and Jurisdiction

The Deed will be governed by the laws applicable in the State of New South Wales, Australia and each party will irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the State of New South Wales, Australia.

14.7 Assignment

(a) Subject to clause 14.7(b), no party may assign any right under this Deed without the prior written consent of, in the case of the SKM Parties, Jacobs and, in the case of Jacobs, the SKM Parties. A party may withhold consent in its absolute discretion.

(b) No later than five Business Days prior to the First Court Date, Jacobs may, after providing reasonable notice to the SKM Parties, assign, novate or otherwise deal with any of its right or obligations under this Deed to a member of the Jacobs Group provided that, in the case of a transfer of obligations, the transfer is effected by a deed of novation in the form set out in Annexure 1. At the request of Jacobs, the SKM Parties must execute all documents necessary to give effect to such assignment or transfer, including executing the relevant deed of novation. Jacobs and the SKM Parties will agree in good faith any revisions to the forms of other Transaction Documents necessary to reflect such assignment or transfer.

14.8 Service of process

Without preventing any other mode of service, any document in an action (including any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party at its address for service of notices under clause 14.15.

14.9 Waivers and variation

(a) A provision of, or a right, discretion or authority created under, this agreement may not be:

    (i) waived except in writing signed by the party granting the waiver; and

    (ii) varied except in writing signed by the parties.

(b) A failure or delay in exercise, or partial exercise, of a power, right, authority, discretion or remedy arising from a breach of, or default under, this Deed does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A single or partial waiver of a right relating to this Deed does not prevent any other exercise of that right or the exercise of any other right.

(d) A party is not liable for any loss, cost or expense of any other party caused or contributed to by the waiver, exercise, attempted exercise, failure to exercise or delay in the exercise of a right.

14.10 Entire agreement

(a) This Deed, the other Transaction Documents and the Confidentiality Deed embody the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede any prior negotiation, arrangement, understanding or agreement with respect to the subject matter hereof and thereof, including the Memorandum of Understanding dated 15 March 2013 (among Jacobs Guarantor and the SKM Parties) and all subsequent amendments thereto.

(b) Each party acknowledges it has not entered into any Transaction Document in reliance on any representation other than one expressly set out or incorporated by reference in a Transaction Document.

14.11 Counterparts

This Deed may consist of a number of counterparts, and if so, the counterparts taken together constitute one and the same instrument.

14.12 Joint and several liability

Unless the context requires otherwise, an obligation of two or more persons in this Deed binds them severally but not jointly.

14.13 Severability

Any provision in this Deed that is invalid or unenforceable in any jurisdiction is to be read down for the purpose of that jurisdiction, if possible, so as to be valid and enforceable, and otherwise shall be severed to the extent of the invalidity or unenforceability, without affecting the remaining provisions of this Deed or affecting the validity or enforceability of that provision in any other jurisdiction.

14.14 Deductions, etc.

(a)   All sums payable by an SKM Party to Jacobs under this Deed shall be paid free and clear of all deductions or withholdings whatsoever unless the deduction or withholding is required by law. If any deductions or withholdings are required by law to be made from any of the sums payable under this Deed, such SKM Party shall pay to Jacobs (except where such deduction or withholding arises solely as a result of Jacobs' direction to pay such amount to its nominee) any sum as will, after the deduction or withholding has been made, leave Jacobs with the same amount as it would have been entitled to receive in the absence of any requirement to make a deduction or withholding.

(b)   If Jacobs incurs a Tax liability that results from, or is calculated by reference to, any sum paid under this Deed, the amount payable shall be increased by such amount as will ensure that, after payment of the Tax liability, Jacobs is left with a net sum equal to the sum it would have received had no such Tax liability arisen.

14.15 Notices

Any notice or other communication under or in connection with this Deed:

(a)   must be in legible writing;

(b)   must be addressed as shown below:

Party	Address	Addressee	Fax
Jacobs Guarantor	Jacobs Engineering Group Inc. 155 North Lake Avenue, Pasadena, CA 91101 USA	Michael S. Udovic	+ 1 626 578 3511
	With a copy to:		
	Paul Hastings LLP 515 South Flower Street 25th Floor Los Angeles, CA 90071 USA	Robert A. Miller	+1 213 627 0705

Party	Address	Addressee	Fax
Jacobs	c/o Jacobs Engineering Group Inc. 155 North Lake Avenue, Pasadena, CA 91101 USA With a copy to: Paul Hastings LLP 515 South Flower Street 25th Floor Los Angeles, CA 90071 USA	Michael S. Udovic Robert A. Miller	+ 1 626 578 3511 +1 213 627 0705
SKMM	Sinclair Knight Merz Management Pty Limited 100 Christie Street St Leonards, NSW 2065 Australia	Paul Casamento	+ 612 9032 1267
SKMH	Sinclair Knight Merz Holdings Limited 100 Christie Street St Leonards, NSW 2065 Australia	Paul Casamento	+ 612 9032 1267

(or as otherwise notified by that party to the other party from time to time);

(c)   must be signed by the party making the communication or by a person duly authorised by that party;

(d)   must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of the addressee, in accordance with clause (b); and

(e)   is regarded as received by the addressee:

(i)   if sent by prepaid post, on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

(ii)   if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety (provided that the fax is legible on its face), unless that local time is not a Business Day, or is after 5.00pm on a Business Day in the place of receipt, when that communication will be regarded as received at 9.00 am on the next Business Day; and

(iii)   if delivered by hand, on delivery at the address of the addressee as provided in this clause 14.15, unless delivery is not made on a Business Day, or after 5.00pm on a Business Day, when that communication will be regarded as received at 9.00 am on the next Business Day.

(f)   A party may from time to time change its address or numbers for service by notice to the other party.

14.16 Stamp duty

(a) Jacobs will be liable for and duly pay all Duty (including any fine or penalty and excluding any financial institutions' duty) on or relating to the Transaction Documents (but not, for the avoidance of doubt, any Duty (including fine or penalty) arising in consequence of the SKM Group Internal Restructure).

(b) If a party other than Jacobs pays any Duty (including any fine or penalty and excluding any financial institutions' duty) on or relating to Transaction Documents (but not, for the avoidance of doubt, any Duty (including fine or penalty) arising in consequence of the SKM Group Internal Restructure) Jacobs must pay that amount to that party upon demand.

Schedules

Table of contents

Annexures

Table of contents

Schedule 1

DEFINITIONS AND INTERPRETATION

1.1   **Definitions**

In this Deed:

Additional Scheme Consideration means $120,000,000.

Adjustment has the meaning given in the Sale Agreement.

Adjustment Statements are those statements set forth in Schedule 2 to the Sale Agreement.

Adviser means, in relation to an entity, a financier, financial adviser, corporate adviser, legal adviser, or technical or other expert adviser or consultant who provides advisory services in a professional capacity to the market in general and who has been engaged by that entity.

Announcements has the meaning given in clause 7.1(a).

ASIC means the Australian Securities and Investments Commission.

Business Day means a day on which banks are open for business in Sydney, Melbourne and Los Angeles excluding a Saturday, Sunday or a day which is a public holiday in Sydney, Melbourne or Los Angeles.

Claim means claims, demands, actions, proceedings, judgments, liabilities, losses, damages, costs and expenses (including legal costs and disbursements), whether present, unascertained, immediate, future or contingent, in any way arising out of or in connection with this Deed, the Sale Agreement or any other Transaction Document.

Competing Party has the meaning given in clause 9.4(c).

Competing Proposal means a fully financed bona fide offer by a Third Party under which, if such offer has been accepted by the SKM Parties, the Third Party would:

(a)   acquire (whether directly or indirectly) or become the holder of, or otherwise have a right to acquire all or a substantial part of the business of the SKM Group;

(b)   acquire a Relevant Interest of 50% or more in SKMM or any member of the SKM Group;

(c)   acquire control (as determined in accordance with section 50AA of the Corporations Act) of SKMM or any member of the SKM Group; or

(d)   otherwise acquire or merge with an SKM Party.

Confidentiality Deed means the confidentiality deed among the SKM Parties and Jacobs Guarantor dated on or around 2 May 2012.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the Federal Court of Australia or such other court of competent jurisdiction under the Corporations Act agreed to in writing by SKMM and Jacobs.

Deed means this Merger Implementation Deed.

Deed Polls means the deed polls substantially in the forms attached as Annexures 2 and 3 under which each of Jacobs and Jacobs Guarantor covenants (i) in favour of the SKMM

Scheme Shareholders to perform its obligations in accordance with the SKMM Scheme and (ii) in favour of the SKMH Scheme Shareholders to perform its obligations in accordance with the SKMH Scheme.

Disclosure Letter means the disclosure letter from the SKM Parties to Jacobs dated as of the Operative Date and delivered immediately prior to the entry into of this Deed.

Disclosure Supplement has the meaning given in clause 5.2(a).

Dividend Shares means the participating redeemable preference shares or equivalent on issue in SKMH, SKMIH, SKM NZ, SKM Malaysia, SKM Chile, SKM Hong Kong, SKM Europe and SKM Singapore.

Duty means any stamp, transfer, transaction or registration duty or similar charge imposed by any Tax Authority or other Government Agency and includes any interest, fine, penalty, charge or other amount imposed in respect of any of them, but excludes any Tax on the overall net income, profits or gains of any person.

Effective means when used in relation to either the SKMH Scheme or the SKMM Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to that Scheme.

Effective Date means the date the Schemes become Effective.

EGM means the extraordinary general meeting of SKMM, to be held immediately before the Scheme Meetings, to consider and, if thought fit, pass the EGM Resolution.

EGM Resolution means the special resolution, to be passed by holders of Redeemable Voting Preference Shares in SKMM at the EGM, to amend the SKM Group Shareholding Plan to permit and facilitate the Merger and to terminate the SKM Group Shareholding Plan effective upon Implementation.

Encumbrance means:

(a)   any interest or power reserved in or over any interest in any asset including, but not limited to, any retention of title; or

(b)   created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power,

by way of, or having similar commercial effect to, security for payment of a debt, any other monetary obligation or the performance of any other obligation, or any trust or any retention of title and includes, but is not limited to, any agreement to grant or create any of the above.

Escrow Agent means Bank of America, National Association, Australian Branch or such other person or firm agreed between the parties who will act as the Escrow Agent in accordance with the Escrow Deed.

Escrow Amount has the meaning given in the Sale Agreement.

Escrow Deed has the meaning given in the Sale Agreement.

Exclusivity Period means the period from and including the Operative Date to the earlier of the termination of this Deed and the Implementation Date.

First Court Date means the first day on which an application is made to the Court for an order under section 411(4)(a) of the Corporations Act concerning the Scheme Meetings is heard.

Founder Share means the one issued founder share in SKMM which is held by ODS Investments Pty Limited.

Founder Share Transfer Agreement means the share purchase agreement to be entered into between Jacobs and ODS Investments Pty Limited in the form set out in Annexure 4 pursuant to which the Founder Share shall be transferred to Jacobs upon Implementation.

Fundamental Adjustment Statements means those statements set forth in paragraph 2 (Corporate Matters), paragraph 3 (Insolvency), paragraph 5 (Capitalisation), paragraph 6.3 (Subsidiaries), paragraph 7 (Restrictions on Transfer), paragraph 8 (Title to Shares), paragraph 9 (Capacity and Authority) and paragraph 11 (No Conflict) of Schedule 2 to the Sale Agreement.

GMEC means the Group Management Executive Committee of the SKM Group.

Government Agency means any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any state, as well as any International Funding Institution.

GST has the meaning given in the Sale Agreement.

GST Amount has the meaning given in clause 13.1.

Guaranteed Obligations means the obligations of Jacobs to pay monies under the Transaction Documents, including the Scheme Consideration pursuant to this Deed, the Deed Polls and the Schemes.

Historic Transaction Costs has the meaning given in the Sale Agreement.

Identifying Details has the meaning given in clause 9.4(c).

Implementation means implementation of the Schemes.

Implementation Date means the date on which Implementation occurs which shall be the Second Court Date or if not reasonably practicable then the first Business Day after the Second Court Date, or such other date as may be agreed between Jacobs and the SKM Parties.

Indebtedness means (i) the principal of and premium (if any) in respect of money borrowed or indebtedness in the nature of borrowings incurred, including as may be evidenced by notes, debentures, bonds or other similar instruments, (ii) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement, (iii) all obligations under leases, and (iv) all obligations for reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, in each case whether incurred as obligor, guarantor, surety or otherwise (including any other comfort or financial accommodation) and whether secured or unsecured.

Independent Expert means the independent expert in respect of the Schemes appointed by the SKM Parties.

Independent Expert's Report means the report or reports to be issued by the Independent Expert in connection with the Schemes.

Indirect Tax or **Indirect Taxes** means goods and services tax, sales tax, turnover tax or any Tax similar or equivalent to value added tax imposed in any jurisdiction and any similar sales or turnover Tax replacing or introduced in addition to any of the same (together with all penalties, charges and interest) in relation to the same such Indirect Taxes.

Initial Scheme Consideration means the SKMM Scheme Consideration and the SKMH Initial Scheme Consideration.

Integration Committee means a committee comprising senior SKM Group executives and senior Jacobs Group executives, and other persons agreed by the parties.

International Funding Institution means any multilateral development bank (such as the World Bank, Asian Development Bank, and European Bank for Reconstruction and Development), any multilateral financial institution (such as the European Commission), any sub-regional bank (such as the Central American Bank for Economic Integration and the West African Development Bank), or any international aid coordination group (such as the Australian Agency for International Development).

Jacobs Counterproposal has the meaning given in clause 9.4(d).

Jacobs Group means Jacobs Guarantor and each entity under its control, including, after the Implementation Date, the SKM Group.

Jacobs Indemnified Parties means Jacobs Guarantor, its subsidiaries and affiliates and all of their respective directors, officers, employees and agents including, after the Implementation Date, the SKM Group and the directors, officers, employees and agents of each member of the SKM Group.

Jacobs Information means information regarding Jacobs and its Related Bodies Corporate provided by Jacobs to the SKM Parties in writing for inclusion in the Scheme Booklet.

Jacobs Prescribed Occurrence means (other than as required by or as a consequence of this Deed or the Scheme or as agreed to in writing by the SKM Parties) the occurrence of any of the following between the Operative Date and 8:00 am on the Second Court Date:

(a)   Jacobs being in liquidation or provisional liquidation or under administration, having a controller or analogous person appointed to it or any of its property, being unable to pay its debts or otherwise insolvent, becoming insolvent, entering into a compromise with, or assignment for the benefit of, any of its creditors of analogous event; or

(b)   Jacobs becomes unable to pay its debts when they fall due;

Jacobs Warranties means the warranties given by Jacobs in clause 5.3(a).

Leakage has the meaning given in clause 4.5(a).

Leakage Material Adverse Event means the occurrence of Pre-Implementation Leakage in excess of $10,000,000.

Lender Consents means the written consent of HSBC and Westpac Banking Corporation in a form acceptable to Jacobs (acting reasonably) to the change of control of the SKM Parties inherent in the Schemes, in accordance with the terms of the relevant banking facilities.

Locked Box Date means 31 March 2013.

Loss means any loss, liability, damage, cost, charge, expense, payment which a person pays, suffers, or incurs or is liable for, and a diminution in value of the business of the SKM Group, including (save in respect of the Specified Insurance Policies) any increase in premium under a policy of insurance as a result of a claim. For the avoidance of doubt, a prospective or contingent liability will not constitute a Loss until it is actually suffered or incurred by the relevant person.

Major Client Consent means the consent of BHP, Rio Tinto and Shell to the Schemes and to the continuation of all of their respective outstanding contracts with the SKM Group after Implementation in accordance with their terms.

Material Contract means the contracts listed in Schedule 3*.*

Material Lease means each lease identified on Schedule 4.

Merger means the acquisition of the SKM Parties by Jacobs through the implementation of the Schemes.

Merger Resolutions means:

(a)   the EGM Resolution; and

(b)   the special resolution, to be passed in writing by SKMM as the holder of the Group Redeemable Voting Preference Shares in SKMH, to amend the SKMH Constitution to permit and facilitate the Merger.

NZ Call Option means the call option between SKMH and the SKM NZ Shareholders dated 2 August 2012, pursuant to which each SKM NZ Shareholder granted to SKMH the right to require them to exchange all of their SKM NZ Shares for SKMH Shares of an identical number and value.

Operative Date means the date of this Deed.

Payroll System means any system for the deduction and withholding of Tax and/or national insurance or social security contributions (or similar or corresponding obligations) or both from sums paid (or benefits, remuneration or emoluments, including without limitation, any shares or securities) to employees in respect of their employment.

Post-Signing Breach has the meaning given in clause 5.2(a).

Pre-Implementation Leakage has the meaning given in clause 4.5(c).

Project Blue has the meaning set forth in the Disclosure Letter.

Regulatory Approval means any approval, consent declaration, waiver, modification or exemption from, by or with ASIC required to implement the escrow arrangements (taking into account the identity of the Escrow Agent) under the Transaction Documents.

Reimbursement Fee means the amount of $13,314,000 (exclusive of GST).

Related Body Corporate has the meaning given in the Corporations Act.

Related Person means in respect of a party or its subsidiaries, each director, officer, employee, consultant, advisor, agent or representative of that party or its Related Bodies Corporate.

Relevant Interest has the meaning given in sections 608 and 609 of the Corporations Act.

Representative means, in relation to a person:

(a)   a Related Body Corporate of the person; or

(b)   a director of officer of the person or any of the person's Related Bodies Corporate; or

(c)   an Adviser to the person or any of the person's Related Bodies Corporate.

Retired Officer has the meaning given in clause 6.3(b).

Run-off Insurance means run-off insurance coverage in favour of the SKM Group for employment and personnel liability and crime for a period of three years and directors' and officers' insurance for a period of seven years in accordance with the letter dated 27 August 2013 setting forth the terms of the policies and initialed by Jacobs and the SKM Parties in connection with the execution of this Deed.

Sale Agreement means the agreement in the agreed form which is set out in Schedule 5.

Schemes means the SKMM Scheme and the SKMH Scheme.

Scheme Booklet means the booklet which incorporates the information described in clause 4.3(a)(i) to be approved by the Court and dispatched to the SKMM Shareholders and SKMH Shareholders and which must include the Schemes, the Merger Resolutions and an explanatory statement complying with the requirements of the Corporations Act.

Scheme Consideration means the SKMH Scheme Consideration and the SKMM Scheme Consideration.

Scheme Meetings means the SKMH Scheme Meeting and the SKMM Scheme Meetings.

Scheme Shareholders means, for the SKMH Scheme each SKMH Shareholder as at the SKMH Scheme Record Date and for the SKMM Scheme each SKMM Shareholder as at the SKMM Scheme Record Date.

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Schemes is heard.

Sellers' Notice has the meaning given in the Sale Agreement.

Sellers' Representative means a representative appointed by the SKMM Scheme Shareholders and the SKMH Scheme Shareholder pursuant to the Sale Agreement and **Sellers' Representatives** means all of them.

Sellers' Representative Costs Account has the meaning given in the Sale Agreement.

SKM Chile means Sinclair Knight Merz Inversiones SpA.

SKM Europe means Sinclair Knight Merz Europe Limited, a company incorporated in England and Wales.

SKM Group means the SKM Parties and each of their direct and indirect subsidiaries and other controlled entities.

SKM Group Indemnified Parties means SKMM, its subsidiaries and all of their respective directors, officers, employees and agents.

SKM Group Information means all information included in the Scheme Booklet, and any updates to that information prepared by or on behalf of the SKM Group in accordance with clause 4.3(a), other than:

(a)   the Jacobs Information and any information solely derived from, or prepared solely in reliance on, Jacobs Information; and

(b)   the Independent Expert's Report.

SKM Group Internal Restructure has the meaning given in the Sale Agreement.

SKM Group Shareholding Plan means the employee shareholding plan of the SKM Group pursuant to which the rights of the holders of the SKMH Shares and the SKMM Shares are governed.

SKM Hong Kong means Sinclair Knight Merz (Hong Kong) Limited.

SKM Malaysia means Sinclair Knight Merz Sdn Bhd.

SKM Material Adverse Event means:

(a)   any event, occurrence or matter that individually or when aggregated with all such events, occurrences or matters diminishes, or is reasonably likely to diminish (whether now or in the future):

    (i)   the consolidated net assets of the SKM Group by an amount equal to $40,000,000 or more, as compared to the consolidated net assets of the SKM Group as at 23 June 2013 reported in the SKM Group's (or equivalent) financial statements for the financial year ended 23 June 2013; or

    (ii)   the consolidated annual earnings before interest and taxes (EBIT) of the SKM Group by an amount equal to $20,000,000 or more (which amount will be calculated after taking into account any event, occurrence or matter not disclosed prior to the date of this Deed that has or could reasonably be expected to have a positive effect on the consolidated annual EBIT of the SKM Group), as compared to the consolidated annual EBIT of the SKM Group reported in the SKM Group's (or equivalent) financial statements for the financial year ended 23 June 2013,

other than an event, occurrence or matter arising from Project Blue or that is directly caused by an action or event required to be undertaken or procured by the SKM Group pursuant to this Deed; or

(b)   any act of fraud or corruption or criminal activity by:

    (i)   any director or officer of any member of the SKM Group or a member of GMEC by or on behalf of, or relating to or affecting, any member of the SKM Group; or

    (ii)   any employee of the SKM Group which has an adverse impact on the financial statements of the SKM Group,

other than an event, occurrence or matter arising from Project Blue.

SKM NZ means Sinclair Knight Merz (NZ) Holdings Limited, a company incorporated in New Zealand.

SKM NZ Shareholders means the holders of ordinary shares in SKM NZ.

SKM NZ Shares means ordinary shares in SKM NZ.

SKM Parties means SKMM and SKMH.

SKM Prescribed Occurrence means the occurrence of any of the following:

(a)   any member of the SKM Group issuing shares, or granting an option over its shares, or agreeing to make such an issue or grant such an option, other than to another member of the SKM Group;

(b)   any member of the SKM Group issuing or agreeing to issue securities convertible into shares, other than to another member of the SKM Group;

(c)   the SKM Group disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(d)   any member of the SKM Group making any change to its constitution other than a change to facilitate the Merger;

(e)   any member of the SKM Group acquiring or disposing of or agreeing to acquire or dispose of, or offering, proposing, or announcing a bid, or tendering for any material business, assets, entity or undertaking;

(f)   any member of the SKM Group entering into a contract or commitment restraining any member of the SKM Group from competing with any person or conducting activities in any market;

(g)   any member of the SKM Group creating, or agreeing to create, any mortgage, charge, lien or other Encumbrance over the whole, or a substantial part, of its business or property otherwise than in the ordinary course of business and a lien which arises by operation of law or legislation securing an obligation that is not yet due;

(h)   any member of the SKM Group providing financial accommodation other than to another member of the SKM Group;

(i)   any member of the SKM Group resolving that it be wound up or the making of an application or order for the winding up or dissolution of any member of the SKM Group other than where the application or order (as the case may be) is set aside within 14 days;

(j)   a liquidator or provisional liquidator of any member of the SKM Group being appointed;

(k)   the Court making an order for the winding up of any member of the SKM Group;

(l)   an administrator of any member of the SKM Group being appointed under the Corporations Act;

(m)   any member of the SKM Group ceases, or threatens to cease to, carry on the business conducted as at the Operative Date;

(n)   any member of the SKM Group is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the Corporations Act;

(o)   any member of the SKM Group executing a deed of company arrangement;

(p)   a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the property of any member of the SKM Group;

(q)   any member of the SKM Group entering into or resolving to enter into a transaction with any related party of SKM (other than a related party which is a member of the SKM Group) as defined in section 228 of the Corporations Act;

(r)   any member of the SKM Group being deregistered as a company or otherwise dissolved;

(s)   any member of the SKM Group voluntarily changing any accounting policy applied by it to report its financial position;

(t)   any member of the SKM Group making any material amendments to the terms and conditions of its employees,

provided that an SKM Prescribed Occurrence will not include a matter: (i) that is done in the ordinary course of business; (ii) that is required or permitted to be done pursuant to this Deed or the Schemes; (iii) which has been approved in writing by Jacobs; or (iv) which is fairly and accurately disclosed in the Disclosure Letter.

SKM Regulated Event means the occurrence of any of the following events (other than as required to be undertaken or procured by the SKM Group pursuant to, or otherwise as contemplated by, this Deed, or to the extent fairly and accurately disclosed in the Disclosure Letter, or as agreed to in writing by Jacobs):

(a)   any member of the SKM Group converts all or any of its securities into a larger or smaller number of securities;

(b)   any member of the SKM Group reduces, or resolves to reduce, its capital in any way;

(c)   any member of the SKM Group:

   (i)   enters into a buy-back agreement; or

   (ii)   resolves to approve the terms of a buy-back agreement under the Corporations Act;

(d)   any member of the SKM Group issues, or agrees to issue, or grants an option to subscribe for, debentures (as defined in section 9 of the Corporations Act), other than to a member of the SKM Group;

(e)   any member of the SKM Group agrees to pay, declares, pays or makes, or incurs a liability to pay or make, a dividend or any other form of distribution of profits or capital, other than the declaration and payment by any member of the SKM Group of a dividend, where the recipient of that dividend is a member of the SKM Group;

(f)   any member of the SKM Group disposes, or agrees to dispose, of shares in any other member of the SKM Group;

(g)   any member of the SKM Group:

   (i)   acquires, leases or disposes of;

   (ii)   agrees to acquire, lease or dispose of; or

   (iii)   offers, proposes or announces an acquisition of,

   any entity, business or assets (including the release or waiver of the whole or part of any Indebtedness), other than (A) in the ordinary course of business or (B) as legally committed in any contract fairly and accurately disclosed to Jacobs in the Disclosure Letter;

(h)   other than in the ordinary course of business or as legally committed in any contract disclosed in the Disclosure Letter, any member of the SKM Group enters into any contract or commitment (or any series of related contracts or commitments) that:

   (i)   is for a period of 5 years or more; or

(ii)   requires or may result in expenditure by any member of the SKM Group (either alone or together with any other member of the SKM Group) of $10,000,000 or more in any year, or any member of the SKM Group undertakes capital expenditure in excess of $10,000,000;

(i)   any member of the SKM Group incurs any financial indebtedness or issues any indebtedness or debt securities (or guarantees or forgives or agrees to guarantee or forgive any indebtedness which is owed by a person other than another member of the SKM Group), other than in the ordinary course of business or pursuant to advances under its credit facilities in existence as at the Operative Date where the funds drawn pursuant to those advances are used in the ordinary course of business or in connection with a purpose that is contemplated and permitted in paragraph (g) of this definition;

(j)   any member of the SKM Group:

    (i)   pays any bonus to any director or officer of a member of the SKM Group, other than bonuses payable to executives for the year ended 23 June 2013 in accordance with the employment terms of that executive in existence as at the Operative Date and in the ordinary course of business on the basis of principles consistent with those applied for the payment of bonuses by that member of the SKM Group for the year ended 24 June 2012 (provided that, for the avoidance of doubt, the payment of any bonus in accordance with such employment terms requires that the applicable performance targets or benchmarks relating to the payment of the bonus are satisfied and that any other applicable conditions are fulfilled);

    (ii)   increases the remuneration or compensation of any executive director or executive of any member of the SKM Group other than in accordance with that member's normal salary review procedure conducted in good faith and in the ordinary course of business on the basis of principles consistent with those applied for the normal salary review procedure;

    (iii)   grants to any director or executive of any member of the SKM Group any increase in severance or termination pay or superannuation entitlements; or

    (iv)   makes or agrees to make any material change to the terms of, or waives any claims or rights under, or waives the benefit of any provisions of, any contract of employment with any executive of any member of the SKM Group;

(k)   any member of the SKM Group:

    (i)   changes the terms of any Material Contract;

    (ii)   pays, discharges or satisfies any claims, liabilities or obligations under any Material Contract other than the payment, discharge or satisfaction consistent with past practice and in accordance with its terms; or

    (iii)   waives any material claims or rights under, or waives the benefit of any provision of, any Material Contract; or

(l)   any member of the SKM Group agrees to settle any action, suit, arbitration, legal or administrative proceeding, actual or pending, and whether made by or against the SKM Group, where the amount of the settlement exceeds $2,000,000.

SKM Singapore means Sinclair Knight Merz (Singapore) Pte Limited.

SKM Specified Person means Santo Rizzuto, Helen Gillies, Paul Casamento, Binu Katari, Greg Shanahan, Kathryn Ellis and, solely with respect to the Tax Adjustment Statements, Iain Cooper.

SKMH Board means the board of directors of SKMH.

SKMH Constitution means the constitution of SKMH.

SKMH Initial Scheme Consideration means $1,211,403,000, subject to any adjustment in accordance with the Sale Agreement.

SKMH Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between SKMH and the SKMH Shareholders, the form of which is attached as Annexure 5.

SKMH Scheme Consideration means the consideration to be provided to SKMH Scheme Shareholders under the Sale Agreement and the SKMH Scheme, being:

(a)   the SKMH Initial Scheme Consideration, payable on the Implementation Date; and

(b)   so much of the Escrow Amount payable in accordance with the Sale Agreement.

SKMH Scheme Meeting means the meeting of SKMH Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act.

SKMH Scheme Record Date means the Business Day immediately before the Effective Date or such other date as the SKM Parties and Jacobs agree.

SKMH Scheme Share means a SKMH Share held by a SKMH Scheme Shareholder.

SKMH Scheme Shareholder means each SKMH Shareholder as at the SKMH Scheme Record Date.

SKMH Share means an Ordinary Share (having the rights, powers, privileges and restrictions set out in respect of an Ordinary Share under the constitution of SKMH) in the capital of SKMH and **SKMH Shares** means all of them.

SKMH Shareholder means each person who is registered as a holder of Ordinary Shares in SKMH's register of members and **SKMH Shareholders** means all of them.

SKMM Board means the board of directors of SKMM.

SKMM Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between SKMM and the SKMM Shareholders, the form of which is attached as Annexure 6.

SKMM Scheme Consideration means the consideration to be provided by Jacobs to SKMM Scheme Shareholders in accordance with the SKMM Scheme and the relevant Deed Poll, being $11,799.

SKMM Scheme Meeting means the meeting of SKMM Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act.

SKMM Scheme Record Date means the Business Day immediately before the Effective Date or such other date as the SKM Parties and Jacobs agree.

SKMM Scheme Share means a SKMM Share held by a SKMM Scheme Shareholder.

SKMM Scheme Shareholder means each SKMM Shareholder as at the SKMM Scheme Record Date.

SKMM Share means a Redeemable Voting Preference Share (having the rights, powers, privileges and restrictions set out in respect of a Redeemable Voting Preference Share under the constitution of SKMM) in the capital of SKMM, and SKMM Shares means all of them.

SKMM Shareholder means each person who is registered as a holder of Redeemable Voting Preference Shares in SKMM's register of members and **SKMM Shareholders** means all of them.

Specified Insurance Policies means the Tail Insurance policies, the W&I Insurance policies and the Run-off Insurance policies.

Sunset Date means 31 December 2013 or such later date as the SKM Parties and Jacobs agree in writing.

Superior Proposal means a Competing Proposal which, in the opinion of the SKMM Board and SKMH Board, acting reasonably and in good faith (after consultation with their external legal and financial advisers), compared to the Merger, provides or would, if implemented, provide a superior outcome to SKMH Shareholders and SKMM Shareholders.

Tail Insurance means tail insurance coverage, on substantially the same terms as the SKM Group's current insurance coverage, in favour of SKMM and its subsidiaries for $100,000,000 for a period of five years in accordance with the placing slip initialed by Jacobs and the SKM Parties in connection with the execution of this Deed.

Takeovers Panel means the body established under section 171 of the *Australian Securities and Investments Commission Act 2001* (Cth) as the primary forum for resolving disputes about takeovers.

Taxation or **Tax** means (without limitation) any corporation tax, advance corporation tax, income tax (including income tax or amounts on account of income tax required to be deducted or withheld from or accounted for in respect of any payment), capital gains tax, inheritance tax, Indirect Tax, employment, payroll (including any liability in connection with a failure to properly operate a lawful Payroll System) national insurance and/or social security contributions, capital duty, stamp duty, stamp duty reserve tax, stamp duty land tax, duties of customs and excise, petroleum revenue tax, all taxes, duties or charges replaced by or replacing any of them, and all other taxes on gross or net income, profits or gains, distributions, receipts, sales, use, occupation, franchise, value added, goods and services and personal property, and all levies, imposts, duties, charges or withholdings in the nature of taxation, and any payment whatsoever which the relevant person may be or become bound to make to any person as a result of the discharge by that person of any tax which the relevant person has failed to discharge, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them, and regardless of whether any such taxes, levies, duties, imposts, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount in respect of any of them is recoverable from any other person (and, for the avoidance of doubt, includes any taxes on third parties such as employees for which a member of the SKM Group may become liable as a withholding or reporting agent).

Tax Authority means any Government Agency (whether within Australia or otherwise) competent to impose any Tax liability or assess or collect any Tax.

Third Party means a person other than Jacobs or its Related Bodies Corporate.

Title Adjustment Statement has the meaning given in the Sale Agreement.

Transaction Costs Estimate has the meaning given in the Sale Agreement.

Transaction Documents means this Deed, the Disclosure Letter, the Deed Polls, the Scheme Booklet, the Escrow Deed, the Sale Agreement, the Founder Share Transfer Agreement and any other document entered into in connection with the Schemes.

W&I Insurance means insurance coverage in favour of Jacobs in respect of certain Claims arising under, or breach of, the Sale Agreement or the Merger Implementation Deed, for

$250,000,000 for a period of three years for certain Recovery Matters (other than in respect of Tax) and for a period of seven years for certain Recovery Matters in respect of Tax in accordance with the policy initialed by Jacobs and the SKM Parties and the follow policies referred to therein.

1.2 Interpretation

Except where the context otherwise requires, in this document:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this Deed have a corresponding meaning;

(d) a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any Government Agency;

(e) a reference to a clause, party, attachment, exhibit, schedule or annexure is, unless otherwise indicated, a reference to a clause of, and a party, attachment, exhibit, schedule and annexure to this Deed, and a reference to this Deed includes any attachment, exhibit and schedule;

(f) any reference to an Australian law or Australian legal term for any action, statute, regulation, remedy, method of juridical proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Australia, be deemed to include a reference to that which most nearly approximates to the Australian legal term in that jurisdiction;

(g) a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations, ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another Government Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(h) a reference to any document (including this Deed) is to that document as varied, novated, ratified or replaced from time to time;

(i) the word 'includes' in any form is not a word of limitation;

(j) a reference to '$' or 'dollar' is to Australian currency;

(k) a reference to any time is, unless otherwise indicated, a reference to that time in Sydney, Australia;

(l) references to "costs" and/or "expenses" incurred by a person shall not include any amount in respect of Indirect Tax comprised in such costs or expenses for which either that person or, if relevant, any other member of any group to which that person belongs for Indirect Tax purposes is entitled to recover (whether by credit, repayment or otherwise);

(m) a reference to a liability incurred by any person includes any liability of that person arising from or in connection with any obligation (including indemnities and all other obligations owed as principal or guarantor):

    (i) whether liquidated or not;

(ii)   except in relation to Loss, whether present, prospective or contingent; and

(iii)   whether owed, incurred or imposed by or to or on account of or for the account of that person alone, severally or jointly or jointly and severally with any other person;

(n)   a reference to a party using or an obligation on a party to use its best endeavours or reasonable endeavours does not oblige that party to:

(i)   pay money:

- in the form of an inducement or consideration to a third party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing); or

- in circumstances that are commercially onerous or unreasonable in the context of this Deed;

(ii)   provide other valuable consideration to or for the benefit of any person; or

(iii)   agree to commercially onerous or unreasonable conditions;

(o)   a reference to a term defined in the Schemes or Sale Agreement will be taken to be a reference to the agreed terms annexed to this Deed, until the Schemes and Sale Agreement become Effective; and

(p)   a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Deed.

1.3   Knowledge of SKM Parties

Where an Adjustment Statement or certification states that it is "to the best of the knowledge" of the Sellers or an SKM Party or the SKM Parties (or with a similar qualification as to the knowledge or awareness of the Sellers or the SKM Parties), the Sellers or SKM Party will be deemed to know or be aware of a particular fact, matter or circumstance, if any SKM Specified Person is aware of that fact, matter or circumstance after having made due and careful enquiry in respect of the relevant Adjustment Statement or certification, it being acknowledged by the SKM Parties that such enquiry has been made.

1.4   Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

1.5   Entry into this document

Each party acknowledges that it has entered into this Deed for valuable consideration.

Schedule 5

SALE AGREEMENT

[See attached]



Sale Agreement

between

The shareholders of Sinclair Knight Merz Management Pty Limited ACN 087 978 970 as at the SKMM Scheme Record Date

(SKMM Sellers)

and

The shareholders of Sinclair Knight Merz Holdings Limited ACN 001 024 102 as at the SKMH Scheme Record Date

(SKMH Sellers)

and

Sinclair Knight Merz Management Pty Limited (ACN 087 978 970) of 100 Christie Street, St Leonards NSW 2065, Australia

(**SKMM**)

and

Sinclair Knight Merz Holdings Limited (ACN 001 024 102) of 100 Christie Street, St Leonards NSW 2065, Australia

(**SKMH**)

and

Jacobs Australia Holdings Company Pty. Ltd. (ACN 165 641 592) of Level 6, 600 St Kilda Rd, Melbourne, 3004 Australia

(Jacobs)

and

the Sellers' Representatives

Jones Day
Level 41, Aurora Place
88 Phillip Street
Sydney NSW 2000
Tel: 61 2 8272 0500
Fax: 61 2 8272 0599

www.jonesday.com

Date   2013

Parties

The shareholders of Sinclair Knight Merz Management Pty Limited ACN 087 978 970 as at the SKMM Scheme Record Date (SKMM Sellers)

The shareholders of Sinclair Knight Merz Holdings Limited ACN 001 024 102 as at the SKMH Scheme Record Date (SKMH Sellers)

(each a Seller and collectively the Sellers)

Sinclair Knight Merz Management Pty Limited (ACN 087 978 970) of 100 Christie Street, St Leonards NSW 2065, Australia **(SKMM)**

Sinclair Knight Merz Holdings Limited (ACN 001 024 102) of 100 Christie Street, St Leonards NSW 2065, Australia **(SKMH)**

Jacobs Australia Holdings Company Pty. Ltd. (ACN 165 641 592) of Level 6, 600 St Kilda Rd, Melbourne, 3004 Australia **(Jacobs)**

the Sellers' Representatives

Recitals

1   The registered holders of the Sale Shares for the purposes of this Agreement will be those persons specified in the Sellers' Notice, being all of the SKMM Sellers and the SKMH Sellers, each holding the Sale Shares specified against that person's name.

2   The boards of directors of SKMM and SKMH have resolved that SKMM and SKMH should propose the Schemes. The effect of the Schemes will be that all of the Sale Shares will be transferred to Jacobs.

3   On 8 September 2013, SKMM, SKMH, Jacobs and Jacobs Guarantor entered into the Merger Implementation Deed in respect of the Schemes on the terms set out therein. The parties have agreed that Jacobs shall be entitled to recover in respect of certain matters relating to the Sellers and the SKM Group, and this Agreement sets out, amongst other things, the recourse Jacobs is to have as against the Sellers in respect of those matters and the terms on which it may recover for Loss.

4   Each of the Sellers' Representatives has been appointed by the Sellers and is duly authorised to act as attorney for all of the Sellers with respect to taking all actions required or permitted to be taken on behalf of all of the Sellers in accordance with the terms of this Agreement.

This Agreement witnesses as follows:

1.   Interpretation

1.1   Definitions

The meanings of the terms used in this Agreement are set out below.

Accounting Standards	means: (a) accounting standards as that term is defined in the Corporations Act; and (b) to the extent not inconsistent with paragraph (a), generally accepted accounting standards, principles and practices, as consistently applied in Australia.
Accounts	means the audited consolidated accounts (comprising a balance sheet and profit and loss account) for SKMH and its controlled entities for the twelve months to, and as of the Accounts Date.
Accounts Date	means 24 June 2012.
Accounts Receivable	means all accounts, billed (trade receivables) and unbilled (work in progress), owed to any member of the SKM Group as at the Locked Box Date, including book debts, but excluding prepaid expenses and other debtors (such other debtors to include any Taxing Authority), in all cases net of (i) specific provisions for bad or doubtful debts as at the Locked Box Date, (ii) specific provisions for doubtful work in progress as at the Locked Box Date and, (iii) with respect to accounts in excess of $100,000, the elements of Negative WIP that represent a specific provision or Direct Offset in respect of such account as at the Locked Box Date, in the case of (i) and (ii), as set forth in document 01.05.03 in the Data Site, and in the case of (iii), as agreed in good faith by the SKM Parties and Jacobs prior to Implementation.
Accounts Receivable Guarantee	means any Adjustment to the Additional Scheme Consideration in respect of Accounts Receivable in accordance with clause 7.
Actual Deduction Amount	has the meaning given in clause 4.2(b).
Additional Amount	has the meaning given in clause 11.2.
Additional Scheme Consideration	has the meaning given in the Merger Implementation Deed.
Adjustment	has the meaning given in clause 3.2(a).
Adjustment Event	has the meaning given in the GST Act.
Adjustment Statements	means each of the matters in Schedule 2.
Age Based Liability Compromise	means (i) the schemes of arrangement and (ii) the deeds of release between the relevant members of the SKM Group and their respective employee and former employee shareholders in relation to certain age-based provisions historically included in the SKM Group Shareholding Plan.
Agreement	means this Sale Agreement.
Amount Incurred	has the meaning given in clause 11.5(a).

Anti-Corruption Law	means the United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act 2010 and the *Australian Criminal Code Amendment (Bribery of Foreign Public Officials) Act 1999* (Cth) (in each case, as amended from time to time) and all other Laws that prohibit the bribery of, the providing of or the acceptance of unlawful gratuities, facilitation payments or other benefits to or from, any Government Official or any other person, as well as any such prohibitions of an International Funding Institution.
Approved Schemes	has the meaning given in paragraph 23.8(f) of Schedule 2.
Arbitral Tribunal	has the meaning given in clause 13.2(a).
Business	means the business conducted by the SKM Group.
Business Day	has the meaning given in the Merger Implementation Deed.
Chilean Shareholder Loan	means each loan deed entered into between SKMH and a Seller or its nominee who is resident in Chile in connection with the SKM Group Internal Restructure.
Claim	has the meaning given in the Merger Implementation Deed.
Compensated Amount	has the meaning given in clause 8.6(a)(2).
Confidentiality Deed	has the meaning given in the Merger Implementation Deed.
Consideration	has the meaning given in clause 11.1.
Corporations Act	means the *Corporations Act 2001* (Cth).
CVR Notes	means the contingent value rights loan notes issued by SKMH in connection with the Age Based Liability Compromise.
CVR Tax Deduction	has the meaning given in clause 8.6(c).
Data Site	means the electronic data site set up in connection with the transactions contemplated hereunder pursuant to which the Disclosure Materials have been made available to Jacobs.
Direct Offset	means, with respect to an account, the set off of the unbilled portion (work in progress) against a Negative WIP balance which relates to one contractual arrangement which has been established for operational expediency.
Disclosure Letter	has the meaning given in the Merger Implementation Deed.
Disclosure Materials	means all written information provided by or on behalf of the SKM Group to Jacobs or Jacobs' Representatives in the electronic data room established by the SKM Group in connection with the Due Diligence process.
Dividend Shares	has the meaning given in the Merger Implementation Deed.
Due Diligence	means the enquiries Jacobs has made into the business, finances and affairs of the SKM Group prior to the entry into this Deed.

Duty	has the meaning given in the Merger Implementation Deed.
Effective Date	has the meaning given in the Merger Implementation Deed.
Encumbrance	has the meaning given in the Merger Implementation Deed.
Environment	means the natural and man made environment, including air (whether within buildings or within other natural or man made structures above or below ground), water (whether under or within land or in drains or sewers and inland waters), land and any living organisms or systems supported by those media.
Environmental Claim	means any Claim or Loss arising (i) pursuant to, or in connection with, an actual or alleged violation of any Environmental Law; (ii) in connection with any Hazardous Substances; (iii) from any abatement, removal, remedial, corrective or other response action taken in connection with Hazardous Substances or Environmental Law or otherwise; or (iv) from any actual or alleged damage, injury, threat or harm to health, safety, natural resources, wildlife or the Environment.
Environmental Law	means all applicable Laws, regulations, judgments, orders, instructions or awards of any court or competent authority and all codes of practice, industry agreements and guidance notes which relate or apply to the Environment or human health and safety and includes all Laws relating to actual or threatened emissions, seepages, discharges, escapes, releases or leaks of pollutants, contaminants or Hazardous Substances and those Laws relating to the creation, handling, storage or disposal of the same.
Environmental Permits	has the meaning given in paragraph 24.1 of Schedule 2.
Escrow Account	means the interest-bearing account administered by the Escrow Agent in accordance with the Escrow Deed in respect of the Additional Scheme Consideration.
Escrow Agent	has the meaning given in the Merger Implementation Deed.
Escrow Amount	means the amount (including any accrued interest) standing to the credit of the Escrow Account at the relevant time.
Escrow Deed	means the deed between the Sellers' Representatives, Jacobs and the Escrow Agent so entitled that will contain provisions reflecting the operation of the Escrow Account and the Escrow Agent's payment obligations described in this Agreement.

Event	means any transaction, event, circumstance, action or omission, including the execution of and completion of this Agreement and any Transaction Document, any of the Adjustment Statements being untrue, inaccurate or misleading as at the dates on which they are given (or deemed to be given), the issuance, grant, exercise, release, transfer, exchange, vesting, variation, disposal, redemption or cancellation at any time of shares or securities (including a right to acquire shares or securities or an interest in shares or securities),any change in the residence of any person for the purposes of any Tax or any member of the SKM Group becoming, being or ceasing to be a member of a group of companies (however defined) or becoming or ceasing to be associated or connected with any person for the purposes of any Tax, and in any one case or more whether alone or in any combination.
Finally Determined	means the determination in respect of any Claim, which has either been (i) consented to in writing by a Sellers' Representative; (ii) has become due and payable under applicable law and cannot be disputed, appealed, compromised or otherwise contested under applicable Law; (iii) has been determined pursuant to a final, non-appealable judgement or similar determination of the Arbitral Tribunal, a Tax Authority, court or other tribunal of competent jurisdiction; or (iv) settled or compromised by Jacobs following the Sellers' Representatives unreasonably withholding or delaying its consent pursuant to clause 9.7(a)(5).
First Adjustment Amount	means $60,000,000.
First Adjustment Date	means 1 December 2014.
First Unresolved Claims Quantum	means the quantum (or estimated quantum) of any Claims by Jacobs which have been notified to the Sellers' Representatives in a Notice of Claim before the First Adjustment Date and have not been Finally Determined as at the First Adjustment Date.
Founder Share Transfer Agreement	has the meaning given in the Merger Implementation Deed.
Government Agency	has the meaning given in the Merger Implementation Deed.
Government Contract	means any contract, sub-contract, agreement or arrangement, joint venture, basic ordering agreement, letter contract, purchase order, delivery order, task order, grant, cooperative agreement, change order, arrangement or other commitment or funding vehicle of any kind relating to any business between any member of the SKM Group and a Government Agency or company owned by a Government Agency as the prime contracting party.
Government Contract Bid	means any and all quotations, bids and proposals for awards of new Government Contracts made by the SKM Group for which no award has been made and for which the SKM Parties believe there is a reasonable prospect that such an award to the relevant member or members of the SKM Group may yet be made.

Government Official	means any officer or employee of any government or any department, agency or instrumentality thereof, or of any government-owned or government-controlled corporation or any public international organization, or any person acting in an official capacity for or on behalf of any such government or department, agency, instrumentality, corporation or a public international organization.
GST	means goods and services tax, sales tax, turnover tax or similar value added tax levied or imposed in Australia under the GST Law or otherwise on a supply.
GST Act	means the *A New Tax System (Goods and Services Tax) Act 1999* (Cth).
GST Group	has the same meaning as in the GST Act.
GST Law	has the same meaning as in the GST Act.
Hazardous Substances	means any substance or organism which alone or in combination with others is capable of causing harm to human health or damage to the Environment and includes any hazardous or toxic materials, pollutants and Waste.
Historic Tax Returns	means any Tax Returns or filings relating to a period commencing and ending before the Implementation Date which were also filed prior to the Implementation Date.
Historic Transaction Costs	means all actual transaction costs and expenses of the SKM Group incurred in the period from 31 March 2013 through 23 August 2013 itemised in the list provided by the SKM Parties to Jacobs prior to the Operative Date, which list has been initialled by the SKM Parties and Jacobs.
ICC	has the meaning given in clause 13.1.
Implementation	has the meaning given in the Merger Implementation Deed.
Implementation Date	has the meaning given in the Merger Implementation Deed.
Income Expenses	has the meaning given in clause 23.2(c)(7) of Schedule 2.
Income, Profits or **Gains**	means income, profits, gains and any other consideration, value, receipt or measure by reference to which Tax is chargeable or assessed.
Indebtedness	has the meaning given in the Merger Implementation Deed.
Indirect Tax or **Indirect Taxes**	has the meaning given in the Merger Implementation Deed.
Initial Scheme Consideration	has the meaning given in the Merger Implementation Deed.
Insurance Deduction Notice	has the meaning given in clause 4.2(b).

Insurance Policy	means any policy of insurance in respect of which any member of the SKM Group or Jacobs is able to recover any Loss suffered by it, which such Loss arises from a Recovery Matter, including (without limitation) the Specified Insurance Policies, and **Insurance Policies** means all of them.
Intellectual Property	means collectively, (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all foreign or domestic design patents, utility patents and pending applications therefor and all renewals, reissues, reexaminations, divisionals, continuations, continuations in part and extensions thereof; (ii) all trademarks, service marks, trade names, trade dress, logos and all internet domain name registrations and all applications, registrations and renewals in connection therewith; (iii) all published and unpublished works of authorship, copyrights (registered or unregistered), databases, web sites, computer source code, executable code, programs and other software (including all machine readable code, printed listings of code, documentation and related property and information, whether embodied in software, firmware or otherwise) and all applications, registrations and renewals in connection therewith (if any); and (iv) all trade secrets, know how, inventions and other confidential proprietary technical, business and other information including production processes and techniques, research and development information, technology, drawings, specifications, designs, plans, proposals, technical data, copyrightable technical data, financial marketing and business data and customer and supplier lists and information.
Interim Accounts	means the unaudited accounts (comprising a balance sheet and profit and loss account) for SKMH and its controlled entities for the period ending and as at 9 December 2012.
International Funding Institution	has the meaning given in the Merger Implementation Deed.
Jacobs Guarantor	has the meaning given in the Merger Implementation Deed.
Jacobs Group	has the meaning given in the Merger Implementation Deed.
Jacobs Indemnified Party	has the meaning given in the Merger Implementation Deed.
Jacobs Information	has the meaning given in the Merger Implementation Deed.
Jacobs Specified Person	means (i) the General Counsel, (ii) the Vice President and Corporate Secretary or (iii) any Executive Vice President, in each case, of Jacobs Guarantor.
Joint Direction	means a joint written instruction signed by Jacobs and a Sellers' Representative to the Escrow Agent in accordance with the Escrow Deed in respect of amounts in the Escrow Account.
Law	means any national, federal, regional, provincial, state, municipal, local or foreign law or enforceable ordinance, order, decree, rule or regulation.

Leakage	has the meaning given in the Merger Implementation Deed.
Leased Real Estate	means any property leased, used or occupied by any member of the SKM Group pursuant to a Real Property Lease.
Legal Opinion	has the meaning given in clause 9.1(f).
Locked Box Date	has the meaning given in the Merger Implementation Deed.
Locked Box Date Accounts	means the pro forma combined balance sheet of the SKM Group (together with supporting balance sheets) as at (and including) the Locked Box Date, as set out in Schedule 3 to this Agreement.
Loss	has the meaning given in the Merger Implementation Deed.
Management Accounts	means the unaudited consolidated accounts (comprising a balance sheet and profit and loss account) for SKMH and its controlled entities for the twelve months to, and as of 23 June 2013.
Material Contract	has the meaning given in the Merger Implementation Deed.
MEC Group	means Multiple Entry Consolidated Group as defined in the Income Tax Assessment Act 1997.
Merger	has the meaning given in the Merger Implementation Deed.
Merger Implementation Deed	means the Merger Implementation Deed dated 8 September 2013 among the SKM Parties, Jacobs and Jacobs Guarantor.
Negative WIP	means billings in excess of costs and accrued earnings on contracts in progress.
Notice of Claim	has the meaning given in clause 9.1(a).
Notice of Dispute	has the meaning given in clause 9.2(a).
Operative Date	has the meaning given in the Merger Implementation Deed.
Owned Intellectual Property	means all Intellectual Property owned by the SKM Group.
PAYG Instalments	has the meaning given in the Australian Tax Administration Act 1953.
PAYG Withholding	has the meaning given in the Australian Tax Administration Act 1953.
Plan	has the meaning given in paragraph 28.1 of Schedule 2.
Pre-Implementation Leakage	has the meaning given in the Merger Implementation Deed.
Pre-Implementation Tax Return	means any Tax Returns or filings relating to a period which includes a period before Implementation but due to be filed or lodged after Implementation.

Previous Accounts	means the audited consolidated accounts (comprising a balance sheet and profit and loss account) for SKMH and its controlled entities for the financial years ending, and as at, 26 June 2011 and 27 June 2010.
Proportionate Share	means in respect of an SKMH Scheme Shareholder, the number of SKMH Scheme Shares held by that SKMH Scheme Shareholder on the SKMH Scheme Record Date as a proportion of the aggregate number of SKMH Scheme Shares outstanding and on issue at such time.
Real Property Lease	means any contract, sub-contract, agreement or arrangement currently in effect pursuant to which any member of the SKM Group leases real property.
Recovered Amount	has the meaning given in clause 8.6(a)(3).
Recovery Matters	means the matters set out in clause 8.1 on the basis of which Jacobs, the SKM Parties and the Sellers have agreed that the Additional Scheme Consideration (and in the case of a Title Adjustment Statement, the Initial Scheme Consideration) may be adjusted in accordance with clause 8.2.
Registered Intellectual Property	has the meaning given to that term in paragraph 29.1 of Schedule 2.
Recipient	has the meaning given in clause 11.2.
Related Persons	has the meaning given in the Merger Implementation Deed.
Release Notice	has the meaning given in clause 9.3(a).
Released Amounts	has the meaning given in clause 8.2.
Relevant Seller	means the particular Seller to whom a Title Adjustment Statement which is untrue, inaccurate or misleading relates.
Representative	has the meaning given in the Merger Implementation Deed.
Rights	means all dividends or other accreditations, rights, distributions, entitlements or benefits of whatever kind, either cash or otherwise (including, without limitation, all rights to receive distributions and to receive or subscribe for shares and all other distributions or entitlements declared, paid or issued by the SKM Group) declared, paid, or arising or accruing directly or indirectly in respect of the Sale Shares or the shares of a member of the SKM Group after the Implementation Date.
Sale Shares	1 for the Sellers, the SKMM Scheme Shares and the SKMH Scheme Shares, 2 for each Seller, the number of shares specified against that Seller's name in the Sellers' Notice, and all Rights attaching to those securities.
Sanctioned Countries	means Burma (Myanmar), Cuba, Iran, North Korea, Sudan and Syria.
Sanctions Laws and	means sanctions administered or enforced by the U.S. Department of

Regulations	Treasury's Office of Foreign Assets Control (including, without limitation, a person designated as a "specially designated national" or "blocked person" thereunder), the U.S. Department of State, the U.S. Department of Commerce's Bureau of Industry and Security, the Department of Foreign Affairs and Trade of Australia, the United Nations Security Council, the European Union, Her Majesty's Treasury or other relevant sanctions authority, including but not limited to any requirements imposed by, or based upon, the obligations or authorities set forth in the U.S. Trading With the Enemy Act, the U.S. International Emergency Economic Powers Act, the U.S. United Nations Participation Act, the U.S. Syria Accountability and Lebanese Sovereignty Act, Iranian Transaction Regulations, the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010, the Iran Sanctions Act, the National Defense Authorization Acts for Fiscal Years 2012 and 2013, the Iran Threat Reduction and Syria Human Rights Act of 2012, all as amended, any of the foreign assets control regulations of the U.S. Department of Treasury (including, without limitation, 31 CFR, Subtitle B, Chapter V), all as amended, any enabling legislation or executive order relating thereto, or any similar sanctions imposed or administered by or based upon the obligations or authorities of the Department of Foreign Affairs and Trade of Australia, Her Majesty's Treasury, the European Union or the United Nations Security Council or other relevant sanctions authority.
Schemes	means the SKMM Scheme and the SKMH Scheme.
Scheme Booklet	has the meaning given in the Merger Implementation Deed.
Scheme Consideration	means the sum of the Initial Scheme Consideration and the Additional Scheme Consideration.
Second Adjustment Amount	means $60,000,000.
Second Adjustment Date	means the date that is three (3) years from the Implementation Date, or if such date is not a Business Day then the first Business Day after such date.
Second Unresolved Claims Quantum	means the quantum (or estimated quantum) of any Claims by Jacobs which have been notified to the Sellers' Representatives in a Notice of Claim on or after the First Adjustment Date and before the Second Adjustment Date and have not been Finally Determined as at the Second Adjustment Date.
Sellers' Notice	means the notice setting forth each of the SKMH Scheme Shareholders and SKMM Scheme Shareholders and the number of Sale Shares held by each, substantially in the form of Schedule 6.
Sellers' Representatives	means as at the date of this Agreement the individuals named in Schedule 1 and thereafter any replacement Sellers' Representative designated and approved under clause 2.1(c).
Sellers' Representative Costs Account	means the interest-bearing account administered by the Sellers' Representatives in accordance with this Agreement in respect of the Sellers' Representative Costs Amount.

Sellers' Representative Costs Amount	means the amount (including any accrued interest) standing to the credit of the Sellers' Representative Costs Account at the relevant time.
Significant Customer	means any customer of the SKM Group from which the SKM Group derived revenues of $12,000,000 or greater in any of the SKM Group's three fiscal years ended 23 June 2013.
Significant Supplier	means any supplier of the SKM Group to which the SKM Group paid $12,000,000 or greater for goods or services in any of the SKM Group's three fiscal years ended 23 June 2013.
SKM AUS Group	means all Australian subsidiaries that are members of the SKM Group as well as SKMIH.
SKM AUS Consolidated Group	means the consolidated group as defined in the Australian Income Tax Assessment Act 1997 as at the Implementation Date as set forth on Schedule 4.
SKM Group	has the meaning given in the Merger Implementation Deed.
SKM Group Agreed Restructure Steps	means the steps to effect the SKM Group Internal Restructure set forth on Schedule 5.
SKM Group Internal Restructure	means the restructure of the SKM Group on the terms set out in the SKM Group Agreed Restructure Steps.
SKM Group Shareholding Plan	has the meaning given in the Merger Implementation Deed.
SKM NZ	has the meaning given in the Merger Implementation Deed.
SKM Parties	has the meaning given in the Merger Implementation Deed.
SKM Specified Person	has the meaning given in the Merger Implementation Deed.
SKM Thailand	means Sinclair Knight Merz (Thailand) Co. Limited.
SKMH Initial Scheme Consideration	has the meaning given in the Merger Implementation Deed.
SKMH Scheme	means the scheme of arrangement between SKMH and the holders of the SKMH Scheme Shares pursuant to section 411 of the Corporations Act.
SKMH Scheme Consideration	has the meaning given in the Merger Implementation Deed.
SKMH Scheme Record Date	has the meaning given in the Merger Implementation Deed.
SKMH Scheme Share	has the meaning given to Scheme Share in the SKMH Scheme.
SKMH Scheme Shareholder	has the meaning given in the Merger Implementation Deed.

SKMH Share	has the meaning given in the SKMH Scheme.
SKMIH	means Sinclair Knight Merz International Holdings LLC.
SKMM Scheme	means the scheme of arrangement between SKMM and the holders of the SKMM Scheme Shares pursuant to section 411 of the Corporations Act.
SKMM Scheme Consideration	has the meaning given in the Merger Implementation Deed.
SKMM Scheme Record Date	has the meaning given in the Merger Implementation Deed.
SKMM Scheme Share	has the meaning given to Scheme Share in the SKMM Scheme.
SKMM Scheme Shareholder	has the meaning given in the Merger Implementation Deed.
SKMM Share	has the meaning given in the SKMM Scheme.
Specified Insurance Policies	has the meaning given in the Merger Implementation Deed.
Supplier	has the meaning given in clause 11.2.
Tax or **Taxation**	has the meaning given in the Merger Implementation Deed.
Tax Act	means the ITAA 36, the ITAA 97, the *Taxation Administration Act 1953* (Cth), the *Income Tax Rates Act 1986* (Cth) and *A New Tax System (Goods and Services Tax) Act 1999* (Cth), each in Australia and in each case as amended.
Tax Assessment	means any assessment, demand, determination or other similar notice of a liability for Tax issued by or on behalf of any Tax Authority by virtue of which any member of the SKM Group or any other person either is liable to make a payment of Tax or will, with the passing of time, become liable (in the absence of any successful application to postpone any such payment) and shall also mean any self-assessment made by the SKM Group or any other person in respect of any amount of Tax which any of them either is liable to pay or will, with the passing of time, become liable to pay.
Tax Authority	has the meaning given in the Merger Implementation Deed.
Tax Law	means any Law relating to either Tax or Duty as the context requires and includes tax Laws and implementing guidance, or published practice of the relevant Tax Authority in each country that may be applicable.
Tax Refund	has the meaning given in clause 8.6(b).
Tax Returns	means all returns, declarations, reports, claims for refund, information statements and other documents relating to Taxes, including all schedules and attachments thereto, and including all amendments thereof.

Third Party Claim	means any Claim by a third party (including any Government Agency or foreign government agency) against a member of the SKM Group or the Jacobs Group, in respect of which an Adjustment may occur in accordance with clause 3.2(a).
Third Party Shareholder Arrangements	means every agreement or arrangement pursuant to which an individual or entity other than another member of the SKM Group holds legal or beneficial title to any shares in a member of the SKM Group.
Title Adjustment Statement	means an Adjustment Statement in paragraph 7.1 or 8 of Schedule 2.
Transaction Costs Estimate	means the estimate of all transaction costs and expenses of the SKM Group from 24 August 2013 through the Implementation Date (including amounts payable after the Implementation Date) itemised in the list provided by the SKM Parties to Jacobs prior to the Operative Date, which list has been initialled by the SKM Parties and Jacobs.
Transaction Documents	has the meaning given in the Merger Implementation Deed.
Unpaid Accounts Receivable	has the meaning given in clause 7.1.
Warehoused Shares	means any shares in a member of the SKM Group which were purchased by another member of the SKM Group from a departing shareholder pursuant to the SKM Group Shareholding Plan and are held beneficially or legally by that member of the SKM Group.
Waste	means any discarded, unwanted, broken, spoiled or surplus substance, material or article.

1.2 Interpretation

In this Agreement, headings are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a) except as set forth in clause 11.7, any capitalised term used but not defined in this Agreement shall have the meaning given in the Merger Implementation Deed;

(b) words importing the singular include the plural and vice versa;

(c) words importing a gender include any gender;

(d) other parts of speech and grammatical forms of a word or phrase defined in this Agreement have a corresponding meaning;

(e) a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust, any other entity and any Government Agency;

(f) a reference to a clause, party, attachment, exhibit or schedule is, unless otherwise indicated, a reference to a clause of, and a party, attachment, exhibit and schedule to this Agreement, and a reference to this Agreement includes any attachment, exhibit and schedule;

(g)   any reference to an Australian Law or Australian legal term for any action, remedy, method of juridical proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Australia, be deemed to include a reference to that which most nearly approximates to the Australian legal term in that jurisdiction;

(h)   a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations, ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another Government Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(i)   a reference to any document (including this Agreement) is to that document as varied, novated, ratified or replaced from time to time;

(j)   references to "costs" and/or "expenses" incurred by a person shall not include any amount in respect of Indirect Tax comprised in such costs or expenses for which either that person or, if relevant, any other member of any group to which that person belongs for Indirect Tax purposes is entitled to recover (whether by credit, repayment or otherwise);

(k)   the word "includes" in any form is not a word of limitation;

(l)   a reference to "$" or "dollar" is to Australian currency;

(m)   a reference to immediately available funds is a reference to funds made available in Australian currency by electronic funds transfer or cheque;

(n)   a reference to any time is, unless otherwise indicated, a reference to that time in Sydney, Australia;

(o)   a reference to a liability incurred by any person includes any liability of that person arising from or in connection with any obligation (including indemnities and all other obligations owed as principal or guarantor):

(1)   whether liquidated or not;

(2)   except in relation to Loss, whether present, prospective or contingent; and

(3)   whether owed, incurred or imposed by or to or on account of or for the account of that person alone, severally or jointly or jointly and severally with any other person;

(p)   a reference to a party using or an obligation on a party to use its best endeavours or reasonable endeavours does not oblige that party to:

(1)   pay money:

(A)   in the form of an inducement or consideration to a third party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers and filing fees, to procure the relevant thing); or

<table>
<tr><td></td><td>(B)</td><td>in circumstances that are commercially onerous or unreasonable in the context of this Agreement;</td></tr>
<tr><td>(2)</td><td colspan="2">provide other valuable consideration to or for the benefit of any person; or</td></tr>
<tr><td>(3)</td><td colspan="2">agree to commercially onerous or unreasonable conditions; and</td></tr>
</table>

(q)   a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Agreement.

1.3   Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

1.4   Sellers and SKM Party Knowledge

Where an Adjustment Statement states that it is "to the best of the knowledge" of the Sellers or an SKM Party or the SKM Parties (or with a similar qualification as to the knowledge or awareness of the Sellers or the SKM Parties), the Sellers or SKM Party will be deemed to know or be aware of a particular fact, matter or circumstance, if any SKM Specified Person is aware of that fact, matter or circumstance after having made due and careful enquiry in respect of the relevant Adjustment Statement, it being acknowledged by the SKM Parties that such enquiry has been made.

1.5   Contra proferentem excluded

No term or condition of this Agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this Agreement or a provision of it.

1.6   Entry into this document

Each party acknowledges that it has entered into this Agreement for valuable consideration.

2.   Sellers' Representatives

2.1   Designation of Sellers' Representatives

(a)   Subject to clause 2.1(c), each of the Sellers irrevocably designates each of the Sellers' Representatives as the Seller's attorney with respect to the taking of all actions required or permitted to be taken by the Sellers' Representatives or any Seller under this Agreement and any of the Transaction Documents, including the binding of the Sellers with respect to their obligations under this Agreement and the receipt of any funds due to any Seller under this Agreement, and entering into any document (including any deed, such as a deed of settlement) on behalf of the Sellers.

(b)   Until the later of (i) the Second Adjustment Date and (ii) the date on which the remaining Escrow Amount is paid to the SKMH Scheme Shareholders or Jacobs as the case may be, there shall be, at all times, a minimum of three Sellers' Representatives.

(c)   If at any time there are fewer than three Sellers' Representatives, the remaining Sellers' Representative(s) shall, by notice in writing to Jacobs, designate a replacement person or persons, whose appointment shall be subject to the approval of Jacobs, not to be unreasonably withheld.

(d) Unless expressly stated by this Agreement, a decision of the Sellers' Representatives will be made by agreement of a majority of the Sellers' Representatives then appointed.

2.2 Sellers to be bound

(a) Any act by any of the Sellers' Representatives that is authorised by this Agreement will constitute an act of all Sellers and will be binding upon each Seller.

(b) Jacobs is entitled to conclusively deal with the Sellers' Representatives (or any one of them), and may rely upon any act of the Sellers' Representatives (or any one of them) that is authorised by this Agreement or any other Transaction Document as being the act of each and every Seller and shall not be required to undertake any enquiries as to whether such Sellers' Representative has been authorised in carrying out such act pursuant to clause 2.3(a).

(c) Each Seller releases the Jacobs Indemnified Parties from any liability for any acts done by it when acting in accordance with any instruction or act of any Sellers' Representative that is authorised by this Agreement or any other Transaction Document.

2.3 Power with respect to disputes

(a) Each Sellers' Representative will have authority to act on behalf of any Seller with respect to the handling of any dispute under this Agreement or any other Transaction Document.

(b) Each Seller will be bound by all actions taken and all documents executed by any Sellers' Representative in connection with any dispute arising under this Agreement or any other Transaction Document.

2.4 Sellers' Representatives costs

(a) Each Seller agrees that the amount deposited in the Sellers' Representative Costs Account by Jacobs in accordance with the SKMH Scheme and the relevant Deed Poll will be held in the Sellers' Representative Costs Account (and not released except in accordance with clause 2.4(b) or 2.4(d)) and used for the purpose of reimbursing to the Sellers' Representatives, or paying, the reasonable costs and expenses (whether out-of-pocket expenses, accounting fees or legal costs or expenses or otherwise) incurred by the Sellers' Representatives in performing the functions specified in this Agreement, including (in the case of a Sellers' Representative that is not an employee of the Jacobs Group) fees, time-based or otherwise, for performing their role.

(b) To the extent that the costs and expenses referred to in this clause 2.4 have been incurred by the Sellers' Representatives, the Sellers' Representatives may, after notification to Jacobs, by way of an authorization signed by two Sellers' Representatives, withdraw amounts from the Sellers' Representative Costs Account which are sufficient to either reimburse the Sellers' Representatives or pay the costs and expenses. For the avoidance of doubt, the requirement to give notification to Jacobs in this clause 2.4(b) is not a requirement to seek Jacobs' consent.

(c)   Any withdrawal of amounts from the Sellers' Representative Costs Account under this clause 2.4 is in reduction of the Sellers' Representative Costs Amount.

(d)   On the later of the Second Adjustment Date and the date that all Claims notified by Jacobs to the Sellers' Representatives in a Notice of Claim before the Second Adjustment Date have been Finally Determined, the Sellers' Representatives will withdraw (subject to authorization by two Sellers' Representatives) from the Sellers' Representative Costs Account and pay (i) to each SKMH Scheme Shareholder, in immediately available funds, his or her Proportionate Share of 75% of the remaining Sellers' Representative Costs Amount and (ii) to Jacobs, in immediately available funds, 25% of the remaining Sellers' Representative Costs Amount.

(e)   The Sellers agree that any bank charges or taxes (in respect of interest) arising in relation to the Sellers' Representative Costs Account or the Sellers' Representative Costs Amount may be deducted or paid (as appropriate) directly from the Sellers' Representative Costs Amount:

(1)   in the case of the bank charges, by the bank; and

(2)   in the case of taxes, by the Sellers' Representatives,

if the relevant withdrawal is authorized by two Sellers' Representatives.

(f)   For the avoidance of doubt, nothing in this clause 2.4 is intended to impose any obligations or liabilities, or confer or limit any right, power or discretion, on Jacobs or any member of the Jacobs Group.

2.5   Release of Sellers' Representatives

Each Seller releases the Sellers' Representatives from, and agrees not to make, any claim against a Sellers' Representative arising from, or in respect of, any act or omission by that Sellers' Representative under this Agreement, other than any claim arising as a result of wilful misconduct or fraud on the part of that Sellers' Representative.

2.6   Notices

Notices or communications to or from any Sellers' Representative will constitute notice to or from all Sellers for the purpose of this Agreement and the other Transaction Documents.

2.7   Copy of Disclosure Materials

Jacobs shall permit such law firm as is nominated by the Sellers' Representatives to keep a copy of the Disclosure Materials until all Claims under the Recovery Matters have been Finally Determined, provided that the Disclosure Materials are held in confidence by the law firm nominated by the Sellers' Representatives and that upon the later of:

(a)   the Second Adjustment Date; and

(b)   the date on which any Claims by Jacobs relating to or in respect of the Recovery Matters which were notified to the Sellers' Representatives in a Notice of Claim before the Second Adjustment Date have been Finally Determined,

on the basis that such law firm will undertake to Jacobs to promptly deliver to Jacobs the Disclosure Materials and any copies of the Disclosure Materials following such date or, upon the request of Jacobs, promptly destroy all such documentation, and notify Jacobs of their destruction. For the avoidance of doubt, such law firm may retain any documents which it is required by law to retain and any documents which form part of files that it maintains in the ordinary course of its practice.

3. Adjustments

3.1 Initial payments

The parties acknowledge that Scheme Consideration will be paid to the Sellers (or into the Escrow Account or Sellers' Representative Costs Account, as applicable) in accordance with the Schemes.

3.2 Adjustments

(a)   Subject to clauses 8 and 9, the Additional Scheme Consideration will be adjusted downward one dollar for each dollar:

    (1)   in respect of Leakage in accordance with clauses 4.3 and 6;

    (2)   under the Accounts Receivable Guarantee in accordance with clause 7; and/or

    (3)   in respect of any Recovery Matter in accordance with clause 8.2,

    (each an **Adjustment**) such that the amount of the Additional Scheme Consideration paid to the SKMH Scheme Shareholders will be reduced by the amount of such Adjustment in the manner set out in clause 4.

(b)   Where a Claim relates to a Title Adjustment Statement of a particular Seller which is untrue, inaccurate or misleading:

    (1)   the maximum aggregate amount that may be released from the Escrow Account to Jacobs in accordance with clause 9 in respect of such a Claim is the Relevant Seller's Proportionate Share of the Escrow Amount; and

    (2)   where the amount of the Claim exceeds the Relevant Seller's Proportionate Share of the Escrow Amount, the Initial Scheme Consideration will be adjusted downward by an amount equal to the Adjustment less the Relevant Seller's Proportionate Share of the Escrow Amount.

(c)   Any adjustment to the Initial Scheme Consideration after the Implementation Date can only be effected by Jacobs making a Claim against the individual Relevant Seller.

4. Payments and Escrow

4.1 Initial payments

In accordance with the Schemes and the Deed Polls, on the Implementation Date, Jacobs will:

(a)   pay, in immediately available funds, the Initial Scheme Consideration (as adjusted under the terms of this Agreement, if applicable) less $1,500,000 into the bank account nominated by the Sellers' Representatives for that purpose;

(b) pay in immediately available funds, $2,000,000 into the Sellers' Representative Costs Account; and

(c) pay, in immediately available funds, the Additional Scheme Consideration into the Escrow Account.

The Sellers' Representative Costs Account will be administered by the Sellers' Representatives in accordance with the terms of this Agreement. The Escrow Account will be administered by the Escrow Agent in accordance with the terms of the Escrow Deed.

4.2 Release of Escrow Amount for Claims and Costs

(a) Jacobs and the Sellers' Representatives must procure that following any Joint Direction or Release Notice in accordance with the terms of clause 9, the Escrow Agent withdraws the amount specified in such Release Notice or direction from the Escrow Account and pays that amount to the appropriate party.

(b) If a member of the Jacobs Group or a member of the SKM Group makes a claim under an Insurance Policy for any Loss suffered by it and such claim is admitted by the relevant insurer, Jacobs must promptly serve a notice on the Escrow Agent and the Sellers' Representatives (**Insurance Deduction Notice**) stipulating the amount of deduction required to be paid in order to seek reimbursement under the relevant Insurance Policy (**Actual Deduction Amount**) together with written evidence from the relevant insurer showing the Actual Deduction Amount. Within five Business Days of receipt of the Insurance Deduction Notice by the Escrow Agent and the Sellers' Representatives, Jacobs and the Sellers' Representatives must deliver a Joint Direction to the Escrow Agent instructing the Escrow Agent to withdraw from the Escrow Account and pay to Jacobs, in immediately available funds, the Actual Deduction Amount.

(c) For the avoidance of doubt, once any amount is released from the Escrow Amount in accordance with this clause 4 and clause 9, Jacobs shall not be concerned as to how that is distributed by the Escrow Agent amongst the Sellers.

4.3 Pre-Implementation Leakage

Within ten Business Days following Implementation, Jacobs and the Sellers' Representatives shall deliver a Joint Direction to the Escrow Agent instructing the Escrow Agent to withdraw from the Escrow Account and pay to Jacobs, in immediately available funds, an amount equal to the Pre-Implementation Leakage (if any).

4.4 First Adjustment Date

(a) On the First Adjustment Date, Jacobs and the Sellers' Representatives must, subject to clause 4.4(c) below, deliver a Joint Direction to the Escrow Agent instructing the Escrow Agent to withdraw from the Escrow Account and pay to each SKMH Scheme Shareholder his or her Proportionate Share, in immediately available funds, of an amount equal to the First Adjustment Amount less the sum of:

(1) the First Unresolved Claims Quantum;

(2) any Adjustments or Actual Deduction Amounts released to Jacobs before the First Adjustment Date; and

(3)   any Actual Deduction Amounts contained in an Insurance Deduction Notice that is received by the Escrow Agent before the First Adjustment Date.

(b)   Following the First Adjustment Date, Jacobs and the Sellers' Representatives must:

(1)   within five Business Days of the final resolution of any Claim included in the First Unresolved Claims Quantum; and

(2)   to the extent that such Claim is Finally Determined in the favour of the Sellers,

deliver a Joint Direction to the Escrow Agent instructing the Escrow Agent to withdraw from the Escrow Account and pay each SKMH Scheme Shareholder, in immediately available funds, his or her Proportionate Share of the First Unresolved Claims Quantum associated with such Claim and the balance must be dealt with in accordance with this clause 4.4 and clause 9 (as applicable); provided, however, that with respect to each such Claim, the amount released to the SKMH Scheme Shareholders pursuant to this clause 4.4(b), if any, shall not exceed: (i) the First Adjustment Amount less the sum of the amounts set forth in clauses 4.4(a)(2) and 4.4(a)(3), less (ii) the then remaining balance of the First Unresolved Claims Quantum.

(c)   If an Adjustment or a Claim included in the First Unresolved Claims Quantum relates to a Title Adjustment Statement that is untrue, inaccurate or misleading and is Finally Determined in favour of Jacobs, then the Sellers' Representatives shall procure that in releasing any funds payable from the Escrow Amount to the Relevant Seller under this clause 4.4, such amount will be reduced by the lesser of the amount payable to that Relevant Seller and the amount of that Adjustment or Claim, and each other SKMH Scheme Shareholder will receive an amount equal to the amount that they would have received under this clause 4.4 had that Adjustment or Claim not have occurred.

4.5   Second Adjustment Date

(a)   On the Second Adjustment Date, Jacobs and the Sellers' Representatives must, deliver a Joint Direction to the Escrow Agent instructing the Escrow Agent to withdraw from the Escrow Account and pay to each SKMH Scheme Shareholder his or her Proportionate Share, in immediately available funds, of an amount equal to the Escrow Amount less the sum of:

(1)   the Second Unresolved Claims Quantum;

(2)   the quantum (or estimated quantum) of any Claims included in the First Unresolved Claims Quantum which have not been Finally Determined as of the Second Adjustment Date; and

(3)   any Actual Deduction Amounts contained in an Insurance Deduction Notice that is received by the Escrow Agent on or after the First Adjustment Date.

(b)   Following the Second Adjustment Date, Jacobs and the Sellers' Representatives must:

(1)   within five Business Days of the final resolution of any Claim included in the Second Unresolved Claims Quantum or the First Unresolved Claims Quantum; and

(2)   to the extent that such Claim is Finally Determined in the favour of the Sellers,

deliver a Joint Direction to the Escrow Agent instructing the Escrow Agent to withdraw from the Escrow Account and pay to each SKMH Scheme Shareholder, in immediately available funds, his or her Proportionate Share of the Second Unresolved Claims Quantum or First Unresolved Claims Quantum (as the case may be) associated with such Claim, and the balance must be dealt with in accordance with this clause 4.5 and clause 9 (as applicable).

(c)   Following the Second Adjustment Date, if an Adjustment or a Claim included in (i) the Second Unresolved Claims Quantum or (ii) the First Unresolved Claims Quantum but not resolved as of the Second Adjustment Date, relates to a Title Adjustment Statement that is untrue, inaccurate or misleading and is Finally Determined in favour of Jacobs, then the Sellers' Representatives shall procure that in releasing any funds payable from the Escrow Amount to the Relevant Seller under this clause 4.5, such amount will be reduced by the lesser of the amount payable to that Relevant Seller and the amount of that Adjustment or Claim, and each other SKMH Scheme Shareholder will receive an amount equal to the amount that they would have received under clause 4.5(a) had that Adjustment or Claim not have occurred.

(d)   Following the Second Adjustment Date, after all Claims included in (i) the Second Unresolved Claims Quantum or (ii) the First Unresolved Claims Quantum but not resolved as of the Second Adjustment Date, have been Finally Determined, Jacobs and the Sellers' Representatives will deliver a Joint Direction to the Escrow Agent instructing the Escrow Agent to pay to the SKMH Scheme Shareholders, in immediately available funds, their Proportionate Share of the remaining Escrow Amount (if any).

4.6   Payment of interest

If Jacobs and the Sellers' Representatives are required to direct the Escrow Agent to pay any amount from the Escrow Account to the SKMH Scheme Shareholders under clause 4.4 or 4.5 they must, on the date of such payment, also direct the Escrow Agent to pay each SKMH Scheme Shareholder, or procure that each SKMH Scheme Shareholder be paid in immediately available funds, such amount equal to the interest on the SKMH Scheme Shareholder's Proportionate Share of the relevant amount, accruing from and including the Implementation Date and up to but not including the day payment is made under clause 4.4 or 4.5.

4.7   Releases

With effect from the Effective Date, each Seller irrevocably and unconditionally releases each member of the SKM Group from, and agrees not to make, any claim (including, without limitation, but for the avoidance of doubt, any claim relating to Tax and amounts in respect of Tax) against, any member of the SKM Group or any of their respective officers, employees, agents (including the Escrow Agent) or advisers in respect of, arising out of or in connection with:

(a)   the Seller's previous ownership of the Sale Shares; and

(b)   the SKM Group Internal Restructure.

4.8 Chilean Loans, CVR Notes and shareholder current accounts

(a) SKMH shall procure that any sums due to SKMH under the Chilean Shareholder Loans shall be set-off (on the Implementation Date) against the SKMH Initial Scheme Consideration payable to such Seller in accordance with the terms of the Chilean Shareholder Loans and each Seller who is a party to the Chilean Shareholder Loans hereby grants their consent to such set-off and deduction.

(b) SKMH shall procure that all sums due to holders of CVR Notes pursuant to the terms thereof are paid on the Implementation Date.

(c) SKMH shall procure that balances of all shareholder current accounts are paid to the relevant SKMH Shareholder on or prior to the Implementation Date.

5. Implementation

5.1 Implementation

Implementation must take place at the offices of Jones Day in Sydney on the Implementation Date.

5.2 Delivery of Sellers' documents

The Sellers' Representatives on behalf of the Sellers will procure that the SKM Parties, at Implementation, (a) deliver to Jacobs any forms of proxy required to give effect to clause 10 and (b) deliver and make available to Jacobs (as applicable) the items specified in clause 4.3(a)(xxi) of the Merger Implementation Deed.

5.3 Board meeting

In accordance with the Schemes and the Merger Implementation Deed, each of the Sellers will procure that a meeting of the directors of each of the SKM Parties is convened on or before Implementation as contemplated by clause 4.3(a)(xix) of the Merger Implementation Deed.

6. Leakage

To the extent that any Leakage occurs between the Locked Box Date and the Implementation Date which has not already been subject to an Adjustment in accordance with clause 4.3:

(a) the Additional Scheme Consideration will be reduced on a dollar-for-dollar basis by the amount of such Leakage; and

(b) subject to clause 9, Jacobs and the Sellers' Representatives will deliver a Joint Direction to the Escrow Agent instructing the Escrow Agent to withdraw from the Escrow Account and pay to Jacobs, in immediately available funds, the amount of such Leakage.

7. Accounts Receivable Guarantee

7.1 To the extent that any Accounts Receivable have not been collected within one year of the Implementation Date (or, where such Accounts Receivable remain due in accordance with the terms of the relevant contract under which they were created, within 180 days of their respective due dates, but in any event not later than the Second Adjustment Date) (collectively, the **Unpaid Accounts Receivable**), the Additional Scheme Consideration will be reduced by the amount of Unpaid Accounts Receivable and the relevant amounts will be released from the Escrow Account to Jacobs in accordance with clause 9 and the terms of this Agreement generally.

7.2   Jacobs shall use such efforts to collect the Accounts Receivable as it uses in the collection of its own accounts receivable.

8.   Recovery Matters

8.1   Recovery Matters

The Recovery Matters are that:

(a)   **Adjustment Statements**: Each of the Adjustment Statements was true, accurate and not misleading as at the Operative Date, the Second Court Date and the Effective Date and is true, accurate and not misleading on the Implementation Date. Each of the Adjustment Statements will remain in full force and effect after the Implementation Date.

(b)   No Jacobs Indemnified Party suffers or incurs any Losses, directly or indirectly, arising out of or in connection with:

    (1)   **work performed**: any act, error or omission in respect of any work performed in connection with a project by any member of the SKM Group in the period prior to the Implementation Date;

    (2)   **anti-corruption laws**: non-compliance with applicable Anti-Corruption Laws arising from acts or omissions by or on behalf of any member of the SKM Group or their current or former directors, officers, employees or agents in the period up to the Implementation Date;

    (3)   **financial statements**: any errors, inaccuracies or misstatements in the financial statements of the SKM Group for fiscal years 2004 through 2013 filed in accordance with the Corporations Act;

    (4)   **shareholding matters**: the SKM Group Internal Restructure, the exercise of the NZ Call Option contemplated by clause 3.1(m) of the Merger Implementation Deed, the redemption of the Dividend Shares contemplated by clause 3.1(o) of the Merger Implementation Deed, the Warehoused Shares, the Third Party Shareholder Arrangements, the Age Based Liability Compromise, the Founder Share Transfer Agreement or any challenge by a Seller in respect of the Implementation of the Schemes;

    (5)   **environmental matters**: breach of applicable Environmental Laws in connection with the operation of the SKM Group and the conduct of its business during the period up to the Implementation Date;

    (6)   **Tax matters**: any liability to Tax of any member of the SKM Group that arises in consequence of:

        (A)   an Event that occurred (or was deemed to occur under a Tax Law or any Transaction Document) on or before the Implementation Date, provided that the provisions of this clause 8.1(b)(6)(A) shall not extend to any Duty arising solely as a consequence of Jacobs failing to comply with its obligations under clause 12.1 (Stamp duty); or

<table>
<tr><td></td><td>(B)</td><td>any Income, Profits or Gains that were earned, accrued or received (or deemed to be earned, accrued or received under a Tax Law or any Transaction Document) before the Implementation Date;</td></tr>
<tr><td></td><td>(C)</td><td>any payments to the Sellers under this Agreement or any other Transaction Document and for these purposes shall include payments of the Escrow Amount and any payments in connection with, or in respect of, the redemption of the Dividend Shares contemplated by clause 3.1(o) of the Merger Implementation Deed; or</td></tr>
<tr><td></td><td>(D)</td><td>to the extent that there has been a set-off by Jacobs in accordance with clause 8.6(c)(1) or 8.6(c)(2), the CVR Tax Deduction referred to in clause 8.6(c) being:</td></tr>
</table>

> (i)   denied by a Tax Authority; or
>
> (ii) certified by the auditors of Jacobs as not being available for deduction or credit by Jacobs, SKMH or SKM NZ,

in each case, at any time on or prior to the Second Adjustment Date.

(c)   The Sellers acknowledge that, notwithstanding that the SKM Parties have represented and warranted that each of the Adjustment Statements is true, accurate and not misleading as of the Operative Date, Jacobs shall be entitled to recover the full Loss suffered in respect of any Claim (subject to the limitations in clauses 8.3 and 8.4) without any right of contribution from the SKM Parties.

8.2   Claims under the Recovery Matters

To the extent that a Jacobs Indemnified Party suffers or incurs any Loss in respect of a Recovery Matter, including where:

(a)   a Jacobs Indemnified Party suffers or incurs any Loss because an Adjustment Statement was untrue, inaccurate or misleading on the date given (or deemed given); or

(b)   a Jacobs Indemnified Party suffers or incurs any Loss arising out of or in connection with a matter described in clause 8.1(b),

and that Claim succeeds or is admitted by a Sellers' Representative in accordance with clause 9 then, subject to the limitations in clauses 8.3 and 8.4, the Additional Scheme Consideration will be reduced by any Loss suffered or incurred by the Jacobs Indemnified Parties in connection with such Claim and the relevant amounts (**Released Amounts**) will be released from the Escrow Account to Jacobs in accordance with clause 9 and the terms of this Agreement generally. The Released Amounts will be treated as a reduction in the SKMH Scheme Consideration.

8.3   Monetary and time limitations on Claims

Any Claim made by Jacobs under this Agreement is subject to the limitations and qualifications set out in this clause 8.3 and clauses 8.4, 8.5, 8.6 and 9:

(a) **timing:** Jacobs must give written notice to the Sellers' Representatives of the nature of the Claim in accordance with clause 9.1 on or before the Second Adjustment Date;

(b) **maximum:** save in respect of Claims related to fraud or wilful misconduct or Title Adjustment Statements that are untrue, inaccurate or misleading, the maximum aggregate amount which may be released to Jacobs from the Escrow Account under this Agreement in respect of all Claims is the Additional Scheme Consideration;

(c) **proportionate share**: for the avoidance of doubt, where Jacobs has a Claim for a Title Adjustment Statement that is untrue, inaccurate or misleading, then (without prejudice to any other Claims Jacobs may have against the Relevant Seller under this Agreement) the maximum aggregate amount which may be released from the Escrow Account to Jacobs in respect of such a Claim in accordance with clauses 9 is the Relevant Seller's Proportionate Share of the Additional Scheme Consideration;

(d) **monetary thresholds**: save in respect of a Claim related to (i) fraud or wilful misconduct, (ii) a Title Adjustment Statement which is untrue, inaccurate or misleading, (iii) Leakage or (iv) clause 8.1(b)(6)(D), Jacobs will not be entitled to recover on a Claim under this Agreement unless:

   (1) the Loss under such Claim exceeds $2,000,000, in which case, Jacobs will be entitled to recover the full amount of such Loss, subject to the limitations in clause 8.3(d)(2); and

   (2) the aggregate Losses under all Claims exceed $12,000,000, in which case, Jacobs will be entitled to recover the amount of such Losses in excess of $12,000,000.

   For the avoidance of doubt, once the threshold set forth in clause 8.3(d)(2) has been satisfied, such threshold will no longer apply and all Losses in excess of such threshold shall thereafter be recoverable by Jacobs, subject to the limitations set forth in clause 8.3(d)(1). Any and all Claims in respect of the Accounts Receivable Guarantee will be treated as a single Claim for purposes of this clause 8.3(d).

(e) **calculation of thresholds**: where it is necessary to determine whether a monetary limit or threshold set out in this clause 8.3 has been reached or exceeded and the value of the relevant Claim (or any part of the relevant Claim) is expressed in a currency other than Australian dollars, the value of each such Claim shall be translated into Australian dollars at the mid-market A$ exchange rate as quoted by Bloomberg on the date of receipt by the Sellers' Representatives of written notification from Jacobs in accordance with clause 9.1 (or, if such day is not a Business Day, the Business Day immediately preceding such day).

8.4 Further limitation

(a) Subject to clauses 8.4(b), 8.4(c) and 8.4(d), Jacobs shall not be entitled to damages or any other payment in respect of a Claim (including from the Escrow Account) to the extent that it relates to the Recovery Matters if:

   (1) **Disclosure Letter**: the matters giving rise to the Claim were fairly and accurately disclosed in the Disclosure Letter (and, for the avoidance of doubt, the contents of the Data Site shall not be deemed to be so

disclosed save to the extent they are fairly and accurately disclosed in, or incorporated by reference with specificity into, the Disclosure Letter);

(2) **change in law**: the Claim is increased as a result of:

(A) the enactment or amendment of any Law following the Implementation Date (including legislation which has a retrospective effect or any increase in the rates of Tax announced after the Implementation Date); or

a change in the judicial interpretation of any Law following the Implementation Date;

(3) **provision**: the Loss in respect of the Claim has been expressly included as a specifically identifiable (and not general) provision, allowance, reserve or accrual in the Locked Box Date Accounts;

(4) **pre-Implementation Date actions**: the Claim arises from an act or omission by or on behalf of a member of the SKM Group before the Implementation Date that was done or made:

(A) with the prior written consent of Jacobs; or

(B) at the express written direction of Jacobs after the Operative Date;

(5) **change in accounting policy**: the Claim would not have arisen but for a change in the accounting policy of any member of the SKM Group after the Implementation Date;

(6) **loss recovered from third party**: the Claim has been paid in immediately available funds by a third party, including payment under an Insurance Policy;

(7) **insured claim**: where Jacobs is entitled to bring a claim under an Insurance Policy in respect of the underlying facts and circumstances giving rise to the Claim, Jacobs does not use reasonable endeavours to first pursue its right of recovery under such Insurance Policy in accordance with clause 9;

(8) **Insurance Policy**: Jacobs or any Representative of Jacobs takes any action (including by way of omission) that renders any Insurance Policy invalid or incapable of responding to the Claim;

(9) **mitigation**: Jacobs does not take reasonable steps to satisfy any common law duty to mitigate its Loss;

(10) **remedy**: the matter giving rise to the Claim is capable of remedy and within 20 Business Days after receiving the Notice of Claim the Sellers remedy the matter to the satisfaction of Jacobs acting reasonably and without any cost to Jacobs; or

(11) **consequential loss**: the Loss in respect of the Claim is special, indirect or consequential Loss arising prior to the Implementation Date.

(b) The limitations in clause 8.4(a)(1) (Disclosure Letter), 8.4(a)(2) (Change in Law) and 8.4(a)(11) (Consequential Loss) do not apply to the Recovery Matters, except for the Recovery Matter in clause 8.1(a) (Adjustments Statements).

(c) The limitation in clause 8.4(a)(4) (Pre-Implementation Date Actions) does not apply to the Recovery Matters in clause 8.1(b)(4) (Shareholding Matters).

(d) The limitation in clause 8.4(a)(4)(A) (Pre-Implementation Date Actions, clause (A)) does not apply to the Recovery Matters in clause 8.1(b)(6) (Tax Matters).

8.5 Remedies

Save in respect of fraud or wilful misconduct and Claims in respect the Title Adjustment Statements, Jacobs' sole remedy against the Sellers under this Agreement is through an Adjustment in accordance with (and subject to) this Agreement and in no event is Jacobs entitled to rescind this Agreement or seek any other form of recourse against the Sellers or the SKM Parties in relation to the Recovery Matters.

8.6 No double recovery

(a) **Subsequent recovery from third party**: Subject to clause 8.6(d), if:

(1) Jacobs makes a Claim under this Agreement that succeeds or is admitted by a Sellers' Representative in accordance with clause 9; and

(2) Jacobs is compensated for any Loss in connection with such Claim by an amount received from Escrow Account (the **Compensated Amount**) in accordance with clause 9; and

(3) Jacobs subsequently receives a payment from a third party (including from a Tax Authority or under an Insurance Policy, but excluding any member of the SKM Group or any other member of the Jacobs Group) in recovery or reimbursement of, or compensation for, the Loss in respect of the Claim (the **Recovered Amount**);

Jacobs shall as soon as reasonably practicable pay into the Escrow Account the Recovered Amount, less all reasonable costs of recovery or any Tax payable in respect of the amount received, provided always that the Recovered Amount shall not exceed the Compensated Amount.

(b) **Repayments of pre-Implementation Date Taxes**: Subject to clause 8.6(d), Jacobs shall as soon as reasonably practicable pay into the Escrow Account an amount equal to any payment received from a Tax Authority in respect of any Tax paid by any SKM Group member before the Implementation Date to such Tax Authority (a **Tax Refund**), provided that such Tax Refund:

(1) was not treated as an asset in the Locked Box Date Accounts; or

(2) does not arise from an Event occurring after Completion or as a result of any Tax reliefs or Tax attributes of any member of the Jacobs Group excluding the members of the SKM Group.

(c) **Tax deductions relating to SKMH's payment of the CVR Notes**: Subject to clause 8.6(d), if SKMH or SKM NZ obtains a Tax deduction or credit arising as a result of the payment by SKMH (whether as principal for itself or as agent for SKM NZ) of sums due to the holders of CVR Notes paid in accordance with clause 4.8(b) (the **CVR Tax Deduction**), then an amount equal to the amount by which a liability to Tax of SKMH or SKM NZ is reduced by the use or set-off of the CVR Tax Deduction shall, following the filing by Jacobs Guarantor with the U.S. Securities and Exchange Commission of its Form 10-K for fiscal year 2014:

(1)   first, be set off against any payment then due from the Sellers under this Agreement; and

(2)   to the extent there is an excess, be carried forward to set off against any future payments that may become due from the Sellers under this Agreement.

(d)   **Dealing with amounts paid into the Escrow Account and Jacobs' obligations**: Notwithstanding any other provision in this Agreement to the contrary, the parties hereby agree that:

(1)   any amounts which are paid into the Escrow Account in accordance with the provisions of clause 8.6(a) or 8.6(b) shall be available to be used to satisfy any Claims made by Jacobs in accordance with the terms of this Agreement; and

(2)   following the Second Adjustment Date, Jacobs shall not be required or under any obligation to take any action under any of clauses 8.6(a), 8.6(b) and 8.6(c).

9.   Conduct of Claims

9.1   Notification and pursuit of claims

If any Jacobs Specified Person becomes aware of any circumstances which constitute or are reasonably likely (whether alone or with any other circumstances or with the passage of time) to constitute a Claim by Jacobs for Leakage, under the Accounts Receivable Guarantee or for the Recovery Matters, Jacobs must (and, where applicable, must cause each member of the Jacobs Group to):

(a)   **notice:**   no later than 60 Business Days after becoming aware of such circumstances, give the Sellers' Representatives notice of the Claim, setting out in a reasonable level of detail the circumstances as then known to the Jacobs Group (including the quantum, or estimated quantum (being an amount estimated by Jacobs reasonably and in good faith), of any alleged Claim) and whether it is in respect (i) Leakage, (ii) the Accounts Receivable Guarantee, (iii) a specific Adjustment Statement or (iv) a specific Recovery Matter (**Notice of Claim**) and if on account of (ii), (iii) or (iv) above, provide details of such specific Account Receivable, Adjustment Statement or Recovery Matter, as the case may be. The Notice of Claim must specify whether or not Jacobs believes that the Loss in respect of the Claim is capable of being recovered under an Insurance Policy and the reasons for such belief. The Notice of Claim must be given irrespective of whether or not Jacobs forms the view that the Loss in respect of a Claim is capable of being recovered under an Insurance Policy. Jacobs must also, on an on-going basis, keep the Sellers' Representatives reasonably informed of all material developments in relation to the matter. If a Notice of Claim is not given by Jacobs within the 60 Business Day period referred to in this clause 9.1(a), Jacobs shall not be prevented from bringing such a Claim, nor shall it extinguish the liability of the Sellers in respect of such a Claim but rather it shall be taken into account in calculating the liability of the Sellers in respect of the matter in question in that to the extent that such liability was increased as a result of the failure to give notice in accordance with this clause 9.1(a) that increase in liability is to be disregarded;

(b) **access:** without prejudice to the validity of any Claim, give the Sellers' Representatives and their advisers reasonable access to:

(1) the employees of the SKM Group; and

(2) the documents, records and accounts of the SKM Group,

during normal business hours (and permit the Sellers' Representatives and their advisers to take copies of any documents, records or accounts) to enable the Sellers' Representatives and their advisers to obtain information relating to the Claim or potential Claim;

(c) **notification of insurers**: where Jacobs believes that the relevant insured party may be entitled to recover for such Claim under an Insurance Policy, promptly notify the relevant insurer of the Claim and the matters giving rise to the Claim, in accordance with the terms of the relevant Insurance Policy;

(d) **information sharing**: where Jacobs or the relevant insured party may be entitled to recover for such Claim under an Insurance Policy, promptly provide the Sellers' Representatives with all correspondence which it has with any insurer in respect of any Insurance Policy and keep the Sellers' Representatives apprised of any material discussions it has with any relevant insurer in respect of such Claim. The Sellers' Representatives and their advisers will be entitled to attend and participate in any such discussions;

(e) **reasonable endeavours**: where Jacobs or the relevant insured party may be entitled to recover for such Claim under an Insurance Policy, use all reasonable endeavours to recover to the fullest extent possible under that Insurance Policy;

(f) **legal opinion**: where Jacobs or the relevant insured party may be entitled to recover for such Claim under an Insurance Policy, if the relevant insurer gives Jacobs notice that the applicable Insurance Policy will not respond to the relevant matter or Claim, then Jacobs and the Sellers' Representatives will jointly select and brief appropriately experienced senior counsel (the identity of whom must be jointly agreed by Jacobs and the Sellers' Representatives) to provide a written opinion about whether there are any reasonable grounds on which the insurer's position in respect of denying cover may be challenged and if so, recommendations about the steps that should be taken in pursuing that claim (**Legal Opinion**). The cost of obtaining that advice will be borne equally by Jacobs and the Sellers' Representatives;

(g) **pursuit of Claim under Insurance Policy**: if the Legal Opinion concludes that it is more likely than not that the insurer's position in denying cover could successfully be challenged, Jacobs must continue to use reasonable endeavours to ensure the relevant Insurance Policy responds to the claim and implement the steps recommended by senior counsel that provided the Legal Opinion (including commencing litigation against the relevant insurer if, in the opinion of the senior counsel, it is more likely than not that Jacobs would be successful in such litigation) provided that if the claim under the Insurance Policy remains unresolved by the First Adjustment Date or the Second Adjustment Date (as the case may be), then the quantum (or estimated quantum) of any Claims under the Notice of Claim shall be included in the First Unresolved Claims Quantum or Second Unresolved Claims Quantum (as the case may be). The Sellers' Representatives must also implement the steps recommended by the senior counsel that provided the Legal Opinion, if required to do so;

(h) **pursuit of Claim under Additional Scheme Consideration**: if the Legal Opinion concludes that it is more likely than not that the insurer's position in denying cover could not successfully be challenged, then Jacobs must serve a Notice of Claim on the Sellers' Representatives in respect of such Claim specifying that the Claim is not capable of being recovered by an Insurance Policy and the provisions of this clause 9 shall apply except for the provisions of clauses 9.1(c) through 9.1(g). If the Notice of Claim served by Jacobs under this clause 9.1(h) is given before the First Adjustment Date or before the Second Adjustment Date (as the case may be) and the Claim remains unresolved by either of those dates, then the quantum (or estimated quantum) of any Claims under the Notice of Claim shall be included in the First Unresolved Claims Quantum or Second Unresolved Claims Quantum (as the case may be); and

(i) **Government Agency**: where the Loss in respect of the Notice of Claim arises from a fine, criminal sanction or penalty (whether actual or prospective) imposed by a Government Agency, to the extent permitted by applicable Law, promptly provide the Sellers' Representatives with copies of all correspondence which it has with such Government Agency and keep the Sellers' Representatives apprised of any material discussions it has with such Government Agency in respect of such Claim. Subject to privilege, confidentiality and approval of the Government Agency, the Sellers' Representatives and the Sellers' Representatives' advisers will be entitled to attend and participate in any such discussions.

For the avoidance of doubt, the provisions of clauses 9.1(c) through 9.1(i) shall not apply to Claims for Leakage or under the Accounts Receivable Guarantee.

9.2   Notice of dispute

(a)   If the Sellers' Representatives dispute a Notice of Claim, they may issue a notice (**Notice of Dispute**) to Jacobs and the Escrow Agent specifying full details of why they dispute the Notice of Claim and the monetary amount (if any) admitted by the Sellers' Representatives as being owing to Jacobs. For the avoidance of doubt, the Sellers' Representatives will not be required to, and will not, issue a Notice of Dispute where the Loss in respect of a Claim is capable of recovery under an Insurance Policy and the Claim has been admitted by the relevant insurer in respect of such Loss or where a Claim has been Finally Determined.

(b)   If no Notice of Dispute is received by Jacobs and the Escrow Agent within 60 Business Days of receipt by the Sellers' Representatives of the relevant Notice of Claim (or where the Notice of Claim indicates that Jacobs believes that the Claim is capable of being recovered under an Insurance Policy, within 60 Business Days after Jacobs issues a Notice of Claim under clause 9.1(h)) the Sellers' Representatives are to be taken to have agreed with the Claim by Jacobs set out in the Notice of Claim and clause 9.3 applies.

(c)   If a Notice of Dispute is received by Jacobs and the Escrow Agent within 60 Business Days of receipt by the Sellers' Representatives of the relevant Notice of Claim (or where the Notice of Claim indicates that Jacobs believes that the Claim is capable of being recovered under an Insurance Policy), within 60 Business Days after Jacobs issues a Notice of Claim under clause 9.1(h):

(1)   which admits a lesser amount than was claimed by Jacobs in the Notice of Claim, clause 9.4 applies; or

(2)   which disputes the whole of the amount claimed by Jacobs in the Notice of Claim, clause 9.5 applies,

then the Sellers' Representatives or Jacobs may initiate proceedings pursuant to clause 13 to resolve the extent to which Jacobs is entitled to have amounts released to it from the Additional Scheme Consideration in respect of such Claims.

9.3   Release

(a)   After 30 Business Days have elapsed from Jacobs issuing a Notice of Claim under clause 9.1(a) (or where the Notice of Claim indicates that Jacobs believes it is entitled to recover such Claim under an Insurance Policy, after 30 Business Days have elapsed from Jacobs issuing a Notice of Claim under clause 9.1(h)) Jacobs may issue, in accordance with clause 9.6, a notice (**Release Notice**) to the Escrow Agent and the Sellers' Representatives requesting the release of the Additional Scheme Consideration to no greater extent than the quantum (or estimated quantum) of the Claim or Claims referred to in that Notice of Claim. For the avoidance of doubt, Jacobs cannot issue a Release Notice where Jacobs is entitled to recover the Loss in respect of a Claim under an Insurance Policy and such Claim is admitted by the relevant insurer in respect of such Loss unless the amount of the Claim that has been admitted by the relevant insurer is less than the full amount of the Loss.

(b)   If:

(1)   the Escrow Agent and the Sellers' Representatives receive a Release Notice; and

(2)   the Escrow Agent and Jacobs have not received a Notice of Dispute within 60 Business Days of receipt by the Sellers' Representatives of the relevant Notice of Claim (or where the Notice of Claim indicates that Jacobs believes that the Claim is capable of being recovered under an Insurance Policy), within 60 Business Days after Jacobs issues a Notice of Claim under clause 9.1(h),

Jacobs and the Sellers' Representatives must deliver a Joint Direction to the Escrow Agent instructing the agent to withdraw the amount specified in the Release Notice from the Escrow Account and pay that amount to Jacobs in immediately available funds.

9.4   Lesser Amount Disputed

If:

(a)   the Escrow Agent and the Sellers' Representatives receive a Release Notice in accordance with clause 9.3; and

(b)   the Escrow Agent and Jacobs receive a Notice of Dispute in accordance with clause 9.2(c)(1), then the Sellers' Representatives and Jacobs must:

(1)   deliver a Joint Direction to the Escrow Agent instructing the agent to withdraw the amount specified in the Notice of Dispute as owing to Jacobs from the Escrow Account and pay that amount to Jacobs in immediately available funds; and

(2)   ensure that the Escrow Agent deals with the amount equal to the difference between the amount specified in the Release Notice and the amount specified in the Notice of Dispute once the portion of the Claim subject to the Notice of Dispute has been Finally Determined.

9.5   Disputed claim

If:

(a)   the Escrow Agent and the Sellers' Representatives receive a Release Notice in accordance with clause 9.3; and

(b)   the Escrow Agent and Jacobs receive a Notice of Dispute in accordance with clause 9.2(c)(2),

the Sellers' Representatives and Jacobs must ensure that the Escrow Agent deals with the amount specified in the Release Notice in accordance with the Finally Determined Claim.

9.6   Delivery of Release Notice

Any Release Notice must be delivered to both the Sellers' Representatives and the Escrow Agent.

9.7   Conduct of Third Party Claims

(a)   Following receipt of a Notice of Claim which involves a Third Party Claim, Jacobs shall:

(1)   as soon as practicable notify the Sellers' Representatives in writing;

(2)   promptly give such information and access to personnel, premises, chattels, documents and records as the Sellers' Representatives may reasonably request;

(3)   subject to clause 9.7(a)(4) below, be entitled, in its absolute discretion, to take such action as it shall deem necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest such Third Party Claims or liability (including, without limitation, making counterclaims or other claims against third parties);

(4)   10 Business Days before making any settlement or compromise of a Third Party Claim which has been notified to the Sellers' Representatives which is in respect of an amount in excess of $2,000,000, seek the prior written consent of the Sellers' Representatives (such consent not to be unreasonably withheld or delayed) in respect of such settlement or compromise.

(5)   For the purposes of clause 9.7(a)(4), where the Third Party Claim relates to a Tax Assessment and the Sellers' Representatives have withheld or delayed giving consent, consent shall be deemed to have been unreasonably withheld or delayed in (but not limited to) the following circumstances:

(A)   where such Third Party Claim is likely to affect materially adversely either the future liability of the member of SKM Group concerned, or any other member of the Jacobs Group, to Tax and/or the reputation or the business or financial interests of any of them or of any person connected with any of them (and for the purposes of this clause (A) only, a future liability to Tax is material if it is an amount exceeding $500,000); or

<blockquote>
<blockquote>
(B) if Jacobs has obtained advice from an appropriate tax adviser of international standing that any appeal against, or challenge to, such Third Party Claim is more likely than not to fail.
</blockquote>

(b) Any failure by Jacobs and/or the Jacobs Group to comply with the provisions of this clause 9.7 shall not prevent any claim by Jacobs or extinguish any liability of the Sellers under the Recovery Matters but shall be taken into account in calculating any such liability of the Sellers in that to the extent that such liability was increased by such failure that increase in liability is to be disregarded.
</blockquote>

9.8 Escrow Agent's fees

Jacobs must pay all fees of the Escrow Agent and in respect of establishing the Escrow Account in accordance with the Escrow Deed and must continue to pay such fees until all amounts held in the Escrow Account have been released by the Escrow Agent in accordance with this Agreement and the Escrow Deed.

9.9 Pre-Implementation Tax Returns and Historic Tax Returns

<blockquote>
(a) During the period prior to the First Adjustment Date:

<blockquote>
(1) Jacobs must ensure that every material pre-Implementation Tax Return relating to a member of the SKM Group that is lodged after the Implementation Date:

<blockquote>
(A) is delivered to the Sellers' Representatives in final draft form at least one month before the relevant member of the SKM Group lodges that return; and

(B) incorporates any amendments that Jacobs determines in its sole discretion are reasonably requested (within 14 days of delivery in final draft form to the Sellers' Representatives in accordance with clause 9.9(a)(1)(A)) by the Sellers' Representatives in respect of the treatment of transactions or events that occurred prior to the Implementation Date and Jacobs is obliged to give the Sellers' Representatives and their advisers access that Jacobs determines in its sole discretion is reasonable to the employees and records of SKM Group that pertain to the period prior to the Implementation Date for the purposes of reviewing any pre-Implementation Tax Return; and
</blockquote>

(2) Jacobs must not make any amendment to any pre-Implementation Tax Returns or Historic Tax Returns unless such amendment (determined in Jacobs' sole discretion): (i) is required by applicable Tax Law; (ii) is required by a Tax Authority; (iii) arises out of a revised Tax Assessment issued by the relevant Tax Authority; (iv) arises as a result of an audit; (v) is required to correct a position taken in respect of the SKM Group Internal Restructure; or (vi) is otherwise agreed between Jacobs and the Sellers' Representative. If any such amendments are made, Jacobs will inform the Sellers' Representatives of any amendment of, or objection or appeal in relation to, any pre-Implementation Tax Return or Historic Tax Returns within 30 Business Days of such amendment, objection or appeal.
</blockquote>

(b) The Sellers' liability in respect of the failure of any Adjustment Statement relating to Tax to be true, accurate and not misleading is reduced to the extent that such failure has arisen solely from a failure by Jacobs to comply with clause 9.9(a).
</blockquote>

9.10 No Withholding

Jacobs shall not withhold or deduct for or on account of Tax from any payments made by it under clause 4.1.

9.11 Quarterly Meetings

(a)   Jacobs agrees that it will procure that a Jacobs Specified Person or his or her designee meet with the Sellers' Representatives at least once every three months until the Second Adjustment Date to discuss any Claims already notified to the Sellers' Representatives pursuant to this Agreement and identify any potential or likely Claims of which any Jacobs Specified Person is aware.

(b)   Jacobs agrees that it will use reasonable endeavours prior to each such meeting to identify any potential or likely Claims it may have under this Agreement.

10.   Terms of Acceptance

Each Seller:

(a)   is bound to transfer its Sale Shares to Jacobs in accordance with the terms set out in the applicable Scheme and in this Agreement;

(b)   with effect from the date of this Agreement, irrevocably appoints Jacobs (or any nominee or nominees of Jacobs) severally as their exclusive attorney, with power to do all things which they could lawfully do in relation to the Sale Shares or in exercise of any right derived from the holding of the Sale Shares, including:

(1)   attending and voting (in person or by proxy) at any meeting of the SKMM or SKMH shareholders or signing any resolution of SKMM or SKMH shareholders;

(2)   demanding a poll for any vote taken at any meeting of SKMM or SKMH shareholders;

(3)   proposing or seconding any resolution to be considered at any meeting of SKMM or SKMH shareholders;

(4)   requisitioning the convening of any meeting of SKMM's or SKMH's shareholders and convening a meeting pursuant to any such requisition;

(5)   notifying the SKM Parties that its address in the records of SKMM and SKMH for all purposes, including the dispatch of notices of meeting, annual reports and distributions, should be altered to an address nominated by Jacobs; or

(6)   doing all things incidental and ancillary to any of the foregoing;

and agrees that in exercising the powers conferred by that power of attorney, the attorney may act in the interests of Jacobs (or its nominee or nominees); and

(c)   irrevocably authorises and directs the SKM Group to pay Jacobs or to account to Jacobs for all Rights in respect of that Seller's Sale Shares.

11.   GST

11.1 Any consideration or amount payable under this Agreement, including any non-monetary consideration (as reduced in accordance with clause 11.5 if required) (**Consideration**) is exclusive of GST.

11.2 If GST is or becomes payable on a Supply made under or in connection with this Agreement, an additional amount (**Additional Amount**) is payable by the party providing consideration for the Supply (**Recipient**) equal to the amount of GST payable on that Supply as calculated by the party making the Supply (**Supplier**) in accordance with the GST Law.

11.3 The Additional Amount payable under clause 11.2 is payable at the same time and in the same manner as the Consideration for the Supply, and the Supplier must provide the Recipient with a Tax Invoice. However, the Additional Amount is only payable on receipt of a valid Tax Invoice.

11.4 If an Adjustment Event varies the amount of GST payable by the Supplier in respect of a Supply under or in connection with this Agreement, the Supplier will adjust the amount payable by the Recipient to take account of the Adjustment Event. The Supplier will issue an Adjustment Note to the Recipient within 14 days after becoming aware of the Adjustment Event. Any payment will be made by the Recipient to the Supplier or by the Supplier to the Recipient within seven days of the Supplier issuing an Adjustment Note to the Recipient. Any payment under this clause 11.4 is deemed to be an increase or decrease (as appropriate) of the additional amount payable under clause 11.2.

11.5 Despite any other provision in this Agreement:

(a) if an amount payable under or in connection with this Agreement (whether by way of reimbursement, indemnity or otherwise) is calculated by reference to an amount incurred by a party, whether by way of cost, expense, outlay, disbursement or otherwise (**Amount Incurred**), the amount payable must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of that Amount Incurred; and

(b) no Additional Amount is payable under clause 11.2 in respect of a Supply to which section 84-5 of the GST Law applies.

11.6 Any reference in this clause to an Input Tax Credit to which a party is entitled includes an Input Tax Credit arising from a Creditable Acquisition by that party but to which the Representative Member of a GST Group of which the party is a member is entitled.

11.7 Any term in this clause 11 or paragraph 23 of Schedule 2 starting with a capital letter that is not defined herein or therein has the same meaning as the term has in the *A New Tax System (Goods & Services Tax) Act 1999* (Cth).

12. General

12.1 Stamp duty

(a) Jacobs will be liable for and duly pay all Duty (including any fine or penalty and excluding any financial institutions' duty) on or relating to the Transaction Documents (but not, for the avoidance of doubt, any Duty (including fine or penalty) arising in consequence of the SKM Group Internal Restructure).

(b) If a party other than Jacobs pays any Duty (including any fine or penalty and excluding any financial institutions' duty) on or relating to the Transaction Documents (but not, for the avoidance of doubt, any Duty (including fine or penalty) arising in consequence of the SKM Group Internal Restructure) Jacobs must pay that amount to that party upon demand.

12.2 Legal costs

Subject to any express provision in the Transaction Documents to the contrary, each party will bear its own legal and other costs and expenses relating directly or indirectly to the preparation of, and performance of its obligations under, this Agreement.

12.3 Amendment

This Agreement may only be varied or replaced by a document in writing duly executed by Jacobs, the SKM Parties and the Sellers' Representatives.

12.4 Rights cumulative

Subject to any express provision in this Agreement to the contrary, the rights of a party under this Agreement are cumulative and are in addition to any other rights of that party.

12.5 Approvals and consent

Subject to any express provision in this Agreement to the contrary, a party may conditionally or unconditionally give or withhold any consent to be given under this Agreement and is not obliged to give its reasons for doing so.

12.6 No Merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing a transaction.

12.7 Further assurance

Each party will promptly execute all documents and do all things that any other party from time to time reasonably requires of it to effect, perfect or complete the provisions of this Agreement and any transaction contemplated by it.

12.8 Governing law

This Agreement is governed by and is to be construed in accordance with the laws applicable in New South Wales.

12.9 Jurisdiction

Except as provided in clause 13, each party:

(a)   irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of New South Wales and any courts which have jurisdiction to hear appeals from any of those courts; and

(b)   waives any right to object to any proceedings being brought in those courts for any reason.

12.10 Assignment

(a) Subject to clause 12.10(b), no party may assign any right under this Agreement without the prior written consent of, in the case of the Sellers or the Sellers' Representatives, Jacobs and, in the case of Jacobs or the SKM Parties, the Sellers' Representative. A party may withhold consent in its absolute discretion.

(b) Each of Jacobs or the SKM Parties may, after providing reasonable notice to the Sellers' Representatives, assign any right under this Agreement to a member of the Jacobs Group provided that such member of the Jacobs Group enters into a deed poll containing a guarantee of the assignee's rights and obligations in a form reasonably required by the Sellers' Representatives.

12.11 Service of process

Without preventing any other mode of service, any document in an action (including any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party at its address for service of notices under clause 13.

12.12 Waivers and variation

(a) A provision of, or a right, discretion or authority created under, this Agreement may not be:

(1) waived except in writing signed by the party granting the waiver; and

(2) varied except in writing signed by the parties.

(b) A failure or delay in exercise, or partial exercise, of a power, right, authority, discretion or remedy arising from a breach of, or default under, this Agreement does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A single or partial waiver of a right relating to this Agreement does not prevent any other exercise of that right or the exercise of any other right.

(d) A party is not liable for any loss, cost or expense of any other party caused or contributed to by the waiver, exercise, attempted exercise, failure to exercise or delay in the exercise of a right.

12.13 Entire agreement

(a) This Agreement, the other Transaction Documents and the Confidentiality Deed embody the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede any prior negotiation, arrangement, understanding or agreement with respect to the subject matter hereof and thereof including the Memorandum of Understanding dated 15 March 2013 (among Jacobs Guarantor and the SKM Parties) and all subsequent amendments thereto with respect to the subject matter or any term of those documents.

(b) Each party acknowledges it has not entered into any Transaction Document in reliance on any representation other than one expressly set out or incorporated by reference in a Transaction Document.

12.14 Counterparts

This Agreement may consist of a number of counterparts and if so the counterparts taken together constitute one and the same instrument.

12.15 Joint and several liability

Unless the context requires otherwise, an obligation of two or more persons in this Agreement binds them severally but not jointly.

12.16 Severability

Any provision in this Agreement that is invalid or unenforceable in any jurisdiction is to be read down for the purpose of that jurisdiction, if possible, so as to be valid and enforceable, and otherwise shall be severed to the extent of the invalidity or unenforceability, without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of that provision in any other jurisdiction.

13. Dispute Resolution by International Arbitration

13.1 Arbitration

(a) Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including any Claim, shall be submitted to the International Chamber of Commerce (the **ICC**) for final resolution by arbitration under the ICC Rules of Arbitration for the time being in force, which Rules are deemed to be incorporated by reference into this clause.

(b) The place of the arbitration will be Sydney, New South Wales, Australia.

13.2 Appointment of Arbitral Tribunal

(a) An Arbitral Tribunal will be appointed, comprising three arbitrators (***Arbitral Tribunal***).

(b) Each of Jacobs and the Sellers' Representatives will nominate one arbitrator. The two arbitrators so appointed will appoint the presiding arbitrator. If either party fails to nominate an arbitrator within 30 days of receiving written notice of the nomination of an arbitrator by the other party, such arbitrator will be appointed by the President of the International Court of Arbitration of the ICC. If the arbitrators appointed by the parties fail to agree upon the presiding arbitrator within 30 days of the appointment of the second arbitrator, the presiding arbitrator will be appointed by the President of the International Court of Arbitration of the ICC.

(c) In the case of the Jacobs and Sellers' Representatives nominated arbitrators, neither arbitrator will be of United States or Australian nationality respectively (whether or not the party appointment is made by the party or pursuant to a default process) and the presiding arbitrator must not be of either United States or Australian nationality.

13.3 Conduct of Hearing

The Arbitral Tribunal may, for the purposes of hearing witnesses or the parties, consultation among its members or for inspection of documents, goods or other property, conduct hearings and convene meetings at any place it considers appropriate.

13.4 Language

The language to be used in the arbitral proceedings will be English.

13.5 Governing Law

The law governing:

> (a) the arbitration agreement constituted by this clause; and

> (b) the arbitral proceedings conducted hereunder,

will be the law of New South Wales.

13.6 Confidential information and consolidation of arbitral proceedings

The parties agree that sections 23C to 23G inclusive (confidential information) and section 24 (consolidation of arbitral proceedings) of the *International Arbitration Act 1974* (Cth) will apply to arbitrations under this Agreement.

13.7 Costs

All costs and expenses attributable to the Arbitrator shall be allocated among the parties to the arbitration in such manner as the Arbitrator shall determine to be appropriate under the circumstances.

14. Notices

Any notice or other communication under or in connection with this Agreement:

(a) must be in legible writing;

(b) must be addressed as shown below:

Party	Address	Addressee	Fax
Sellers' Representatives or the Sellers	c/o Sinclair Knight Merz Management Pty Limited 100 Christie Street St Leonards, NSW 2065 Australia	Gunninder Singh Katari	+ 612 9032 1267
Jacobs	c/o Jacobs Engineering Group Inc. 155 North Lake Avenue, Pasadena, CA 91101 USA With a copy to: Paul Hastings LLP 515 South Flower Street 25th Floor Los Angeles, CA 90071 USA	Michael S. Udovic Robert A. Miller	+ 1 626 578 3511 +1 213 627 0705
SKMM	Sinclair Knight Merz Management Pty Limited 100 Christie Street St Leonards, NSW 2065 Australia	Paul Casamento	+ 612 9032 1267
SKMH	Sinclair Knight Merz Holdings Limited 100 Christie Street St Leonards, NSW 2065 Australia	Paul Casamento	+ 612 9032 1267

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or by a person duly authorised by that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of the addressee, in accordance with clause (b); and

(e) is regarded as received by the addressee:

   (1) if sent by prepaid post, on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

   (2) if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety (provided that the fax is legible on its face), unless that local time is not a Business Day, or is after 5.00pm on a Business Day in the place of receipt, when that communication will be regarded as received at 9.00am on the next Business Day; and

   (3) if delivered by hand, on delivery at the address of the addressee as provided in clause 13, unless delivery is not made on a Business Day, or after 5.00pm on a Business Day, when that communication will be regarded as received at 9.00 am on the next Business Day.

(f) A party may from time to time change its address or numbers for service by notice to the other party.

Schedules

Table of contents

Schedule 1

Sellers' Representatives

Gunninder Singh Katari

Geoff Rees

John Curran

Schedule 2

Adjustment Statements

1.   Accuracy of Information.

1.1   No information (other than Jacobs Information as to which no representation is made) contained in the Scheme Booklet, as at the date the Scheme Booklet is dispatched to SKMH and SKMM Shareholders, will contain any statement which is materially misleading or deceptive, whether by virtue of the inclusion of misleading information or the omission of material information or both.

1.2   The information provided in the Disclosure Materials and by the SKM Parties through the Due Diligence process has been collated and provided in good faith and the Disclosure Materials disclose all information which a reasonable person would expect to have a material effect on the price or value of the SKMH Shares and SKMM Shares as at the Operative Date.

2.   Corporate Matters.

Each member of the SKM Group is a corporation or limited liability company, as applicable, duly organised, validly existing and registered under the Laws of the jurisdiction of its incorporation or formation. Each member of the SKM Group has the legal power, capacity and authority to own or lease its properties and assets as and where currently owned or leased and to carry on all business activities as such business is conducted on the date of this Agreement. The Disclosure Materials contain accurate and complete copies of the constitutional documents (or other charter documents, as applicable) of each member of the SKM Group, each as in full force and effect on the date hereof, and the affairs of each member of the SKM Group have been conducted in accordance with such documents. Each member of the SKM Group is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership of its assets makes such qualification necessary. Section 2 of the Disclosure Letter lists each of the jurisdictions in which SKMM, SKMH and each other operating member of the SKM Group is qualified or licensed to do business.

3.   Insolvency.

3.1   No member of the SKM Group is insolvent and no receiver has been appointed over any part of their assets and no such appointment has been threatened.

3.2   No member of the SKM Group is in liquidation and no proceedings have been brought or threatened for the purpose of winding up any of them.

3.3   To the best of the knowledge of the SKM Parties, there are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up any member of the SKM Group.

3.4   No administrator has been appointed to any member of the SKM Group nor has any deed of company arrangement been executed or proposed in respect of any member of the SKM Group.

3.5   No member of the SKM Group has entered into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.

3.6   No member of the SKM Group is (or is taken to be under applicable legislation) unable to pay its debts, other than a debt or claim the subject of a good faith dispute, and has not stopped or suspended, or threatened to stop or suspend, the payment of all or a class of its debts.

4.   **Documentation.**

Accurate and complete copies of the register of shareholders of SKMM, SKMH and SKM NZ are attached as Appendix 2 to the Disclosure Letter. SKMH has made available to Jacobs in the Disclosure Materials a true, correct and complete copy of the board minutes of the SKM Parties since 1 January 2009. Each member of the SKM Group has maintained its books, records and accounts in accordance with all material Laws of the relevant corporate legislation applicable in the jurisdictions in which they operate.

5.   **Capitalisation.**

The issued share capital of each member of the SKM Group and the issued and outstanding amounts and record holders thereof are set forth in Section 5 of the Disclosure Letter. No member of the SKM Group has agreed to issue any other share capital other than to employees of the SKM Group pursuant to the SKM Group Shareholding Plan. All outstanding share capital of each member of the SKM Group has been duly authorised and validly issued and is fully paid. No such outstanding share capital was issued in violation of the constitutional or charter documents of the issuing entity, any legal requirement, any order or any contract or in violation of the pre-emptive rights of any person. There are no outstanding or authorised, and no member of the SKM Group has agreed to issue any, warrants, options, subscriptions, puts, calls, rights, convertible, exercisable or exchangeable securities, or other commitments, transactions, arrangements, understandings or agreements of any character relating to the issued or unissued share capital of any member of the SKM Group or pursuant to which any member of the SKM Group is or may become obligated to issue or sell any of its share capital other than to employees of the SKM Group pursuant to the SKM Group Shareholding Plan. There are no outstanding or authorised, and no member of the SKM Group has agreed to issue any, stock appreciation, phantom stock, interest in the ownership or earnings of any member of the SKM Group or similar rights. There are no accrued but unpaid dividends on any outstanding share capital of any member of the SKM Group.

6.   **Organisation; Group Structure and SKM Group Internal Restructure.**

6.1   All steps under the SKM Group Internal Restructure have been completed in accordance with applicable Law and the relevant constitutions of the companies involved, and no notice has been received from any third party to terminate any Material Contract with any member of the SKM Group on a change of control as a result of the implementation of such steps.

6.2   O.D.S. Investments Pty Ltd is the sole legal owner of the founder share in SKMM, which was duly transferred from BG Nominees Pty Ltd to O.D.S. Investments Pty Ltd for valuable consideration, and any and all Tax liabilities incurred by the SKM Group in connection with that transfer have been duly paid and discharged.

6.3   SKMM has no subsidiaries other than SKMH and the other members of the SKM Group. Other than the members of the SKM Group, neither SKMM, SKMH nor any member of the SKM Group:

(a)   owns (legally or beneficially) any share capital, or any interest convertible into, exercisable for the purchase of or exchangeable for any share capital in any other person;

(b)   is obligated to form or participate in, provide funds to, or make any loan, capital contribution or other investment in, or assume any liability of any person; or

(c)   is a member of any partnership or other unincorporated association (other than a recognised trade association) or is the responsible entity, manager, trustee, representative or custodian of any trustee or managed investment scheme (within the meaning of the Corporations Act).

6.4   Save as set out in Section 6.4 of the Disclosure Letter, there were no third party equity or shareholding interests in the SKM Group (being shareholdings held other than through the SKM Group Shareholding Plan) within the twelve months prior to the entry into of the Merger Implementation Deed. True, correct and complete copies of all Third Party Shareholder Arrangements that were in force or effect in the twelve months prior to the entry into of the Merger Implementation Deed have been provided in the Disclosure Materials.

6.5   True, correct and complete copies of all acquisitions of, or mergers with, any material business, asset, entity or undertaking by the SKM Group since 1 January 2003 have been provided in the Disclosure Materials. Since 1 January 2003, the SKM Group has not entered into any disposals of any material business, asset, entity or undertaking. There are no transitional services under which the SKM Group receives services and there are no purchase price amounts due, payable or outstanding to any of the relevant sellers thereunder (whether payable in cash or scrip consideration) by the SKM Group.

7.   Restrictions on Transfer.

7.1   There are no voting trust agreements, powers of attorney, shareholder agreements, proxies or any other contracts to which any Seller is a party or by which any of them are bound relating to the sale, transfer, voting, registration, acquisition, distribution rights or disposition of any of the SKMM Scheme Shares or the SKMH Scheme Shares or otherwise granting any person any right in respect of the SKMM Scheme Shares or the SKMH Scheme Shares, and (except for the requirement to present the relevant share certificates and for the consent of the directors of the relevant company and the requirement to pay any applicable stamp duty or duty on the transfer before registering such transfer) there are no existing restrictions on the transfer of the SKMM Scheme Shares or the SKMH Scheme Shares.

7.2   There are no voting trust agreements, powers of attorney, shareholder agreements, proxies or any other contracts to which any member of the SKM Group is a party or by which any of them are bound relating to the sale, transfer, voting, registration, acquisition, distribution rights or disposition of any of the share capital of any member of the SKM Group or otherwise granting any person any right in respect of the share capital of any member of the SKM Group, and (except for the requirement to present the relevant share certificates and for the consent of the directors of the relevant company and the requirement to pay any applicable stamp duty or duty on the transfer before registering such transfer) there are no existing restrictions on the transfer of the share capital of any member of the SKM Group.

8.   Title to Shares.

Each SKMH Shareholder and each SKMM Shareholder is the legal and beneficial owner of the respective SKMH Shares and SKMM Shares set forth opposite its name on the Sellers' Notice, free and clear of any Encumbrances, and on the Implementation Date will deliver to Jacobs valid title to such shares free and clear of all Encumbrances. Each such SKMH Shareholder and SKMM Shareholder has the full right, power, capacity and authority to sell, transfer and deliver to Jacobs the full ownership in the shares to be sold by such SKMH Shareholder and SKMM Shareholder pursuant to this Agreement and to consummate the transactions contemplated herein.

9.   Capacity and Authority.

9.1   SKMH (on behalf of itself and the SKMH Sellers), SKMM (on behalf of itself and the SKMM Sellers), the Sellers' Representatives and each other member of the SKM Group (as applicable) has full corporate power and authority to enter into this Agreement and each other agreement contemplated hereby to which it is a party (including the Transaction Documents) and to consummate the transactions contemplated herein and therein.

9.2   The execution and delivery of this Agreement by each of the SKM Parties and the Sellers' Representatives has been, and the execution and delivery of each other agreement contemplated hereby to which the SKM Parties and any Sellers' Representative is a party has and will be, duly and validly authorised by all necessary court or corporate action on the part of each of the SKM Parties.

9.3   This Agreement has been, and each such other agreement will be, duly and validly executed and delivered by the SKM Parties, and this Agreement and such other agreement are and shall constitute the legal, valid and binding obligations of the SKM Parties, enforceable against them in accordance with their respective terms.

10.   Events Since the Locked Box Date.

Since the Locked Box Date:

(a)   each member of the SKM Group has conducted its business in all material respects in the ordinary and usual course consistent with past practice and without any interruption or alteration in its scope, nature or manner, in each case so as to maintain the same as a going concern;

(b)   there has been no material adverse change in the financial condition, assets, liabilities, revenues or profitability of the SKM Group;

(c)   there has been no reduction in the value of the net tangible assets of the SKM Group on the basis of the valuations adopted in the Interim Accounts;

(d)   the SKM Group has not entered into any transaction which gives rise (now or through the passage of time) to a material liability to Taxation (or would have done so but for the availability of any relief, allowance, deduction or credit), other than corporation Tax on actual income (and not chargeable gains or deemed income) of the business of the SKM Group arising from transactions entered into in the ordinary course of business;

(e)   the SKM Group has not lost any Significant Customer or source of financing or been materially adversely affected by abnormal trading factors and, to the best of the knowledge of the SKM Parties, no facts exist that are likely to give rise to any such effect whether before or after the Implementation Date;

(f)   no material debtor has been released on terms that it pays materially less than the book value of any debt (other than settlement discounts on the usual terms which have been set out in the Disclosure Letter), written off or proved to be irrecoverable to any extent;

(g)   other than pursuant to the SKM Group Shareholding Plan and the SKM Group Internal Restructure, no member of the SKM Group has issued shares, or granted an option over its shares, or agreed to make such an issue or grant such an option, other than to another member of the SKM Group;

(h)   no member of the SKM Group has issued or agreed to issue securities convertible into shares, other than to another member of the SKM Group;

(i)   no member of the SKM Group has made any change to its constitution other than a change to facilitate the Merger or the SKM Group Internal Restructure;

(j)   no member of the SKM Group has entered into a contract or commitment restraining any member of the SKM Group from competing with any person or conducting activities in any market;

(k)   no member of the SKM Group has created, or agreed to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property other than in the ordinary course of business or other than a lien which arises by operation of law or legislation securing an obligation that is not yet due;

(l)   no member of the SKM Group has provided financial accommodations other than to another member of the SKM Group;

(m)   no member of the SKM Group has entered into or resolved to enter into a transaction with any related party of SKM (other than a related party which is a member of the SKM Group) as defined in section 228 of the Corporations Act;

(n)   no member of the SKM Group has voluntarily changed any accounting policy applied by it to report its financial position;

(o)   other than in the ordinary course of business, no member of the SKM Group has made any material amendment to the terms and conditions of its employees;

(p)   no member of the SKM Group has converted all or any of its securities into a larger or smaller number of securities;

(q)   no member of the SKM Group has reduced, or resolved to reduce, its capital in any way;

(r)   no member of the SKM Group has entered into a buy-back agreement or resolved to approve the terms of a buy-back agreement under the Corporations Act other than in respect of the Warehoused Shares;

(s)   no member of the SKM Group has issued, or agreed to issue, or granted an option to subscribe for, debentures (as defined in section 9 of the Corporations Act) other than to a member of the SKM Group;

(t)   no member of the SKM Group has agreed to pay, declared, paid or made or incurred a liability to pay or make, a dividend or any other form of distribution of profits or capital, other than the declaration and payment by any member of the SKM Group of a dividend, where the recipient of that dividend was a member of the SKM Group other than redemption of the Dividend Shares contemplated by clause 3.1(o) of the Merger Implementation Deed;

(u)   no member of the SKM Group has disposed, or agreed to dispose, of shares in any other member of the SKM Group other than in respect of the Warehoused Shares;

(v)   no member of the SKM Group has acquired, leased or disposed of, or agreed to acquire, lease or dispose of, or offered, proposed or announced an acquisition of, any entity, business or assets (including the release or waiver of the whole or part of any Indebtedness), other than (A) in the ordinary course of business or (B) as legally committed in any contract fairly and accurately disclosed to Jacobs in the Disclosure Letter;

(w)   other than in the ordinary course of business or as legally committed in any contract disclosed in the Disclosure Letter, no member of the SKM Group has entered into any contract or commitment (or any series of related contracts or commitments) that is for a period of 5 years or more, or requires or may result in expenditure by any member of the SKM Group (either alone or together with any other member of the SKM Group) of $10,000,000 or more in any year, or pursuant to which any member of the SKM Group has undertaken capital expenditures in excess of $10,000,000;

(x) no member of the SKM Group has incurred any financial indebtedness or issued any indebtedness or debt securities (or forgiven or agreed to forgive any indebtedness which is owed by a person) other than to another member of the SKM Group, other than in the ordinary course of business or pursuant to advances under its credit facilities currently in existence where the funds drawn pursuant to those advances are used in the ordinary course of business, to fund the redemption of the Dividend Shares as contemplated by clause 3.1(o) of the Merger Implementation Deed or in connection with a purpose that is contemplated and permitted in clause (v) above;

(y) no member of the SKM Group:

(1) has paid any bonus to any director or officer of a member of the SKM Group, other than bonuses payable to executives for the year ended 23 June 2013 in accordance with the employment terms of that executive in existence and in the ordinary and usual course of business on the basis of principles consistent with those applied for the payment of bonuses by that member of the SKM Group for the year ended 24 June 2012 (provided that, for the avoidance of doubt, the payment of any bonus in accordance with such employment terms requires that the applicable performance targets or benchmarks relating to the payment of the bonus are satisfied and that any other applicable conditions are fulfilled);

(2) has increased the remuneration or compensation of any executive director or executive of any member of the SKM Group other than in accordance with that member's normal salary review procedure conducted in good faith and in the ordinary course of business on the basis of principles consistent with those applied for the normal salary review procedure;

(3) has granted to any director or executive of any member of the SKM Group any increase in severance or termination pay or superannuation entitlements; or

(4) made or agreed to make any material change to the terms of, or waived any material claims or rights under, or waived the material benefit of any provisions of, any contract of employment with any executive of any member of the SKM Group;

(z) no member of the SKM Group:

(1) has changed the material terms of any Material Contract;

(2) has paid, discharged or satisfied any claims, liabilities or obligations in any material respect under any Material Contract other than the payment, discharge or satisfaction consistent with past practice and in accordance with its terms; or

(3) waived any material claims or rights under, or waived the benefit of any material provision of, any Material Contract; and

(aa) no member of the SKM Group has agreed to settle any action, suit, arbitration, legal or administrative proceeding, actual or pending and whether made by or against the SKM Group, where the amount of that settlement exceeds $2,000,000.

11. **No Conflict**.

11.1 Neither the execution and delivery of this Agreement or any other agreement contemplated hereby (including the Transaction Documents) to which any member of the SKM Group is a party nor the consummation or performance of any of the transactions contemplated hereunder or thereunder will (i) contravene, conflict with, or result in a violation of or default under any provision of the constitutional or charter documents of any member of the SKM Group; (ii) contravene, conflict with, or result in a breach of or default under any law, rule, regulation, writ, order, injunction, judgment or any order to which any member of the SKM Group or any of their assets are subject, or require any consent, action, approval, order or authorization of, or declaration or filing from or with, any Government Agency thereunder; or (iii) breach or conflict with, or result in a default under, or give any person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any Material Contract (or give rise to any requirement to request or obtain counterparty consent under any such contract), or result in the imposition or creation of any material Encumbrance upon or with respect to any of the assets owned, leased or licensed by any member of the SKM Group in each case other than as set out in Section 11.1 to the Disclosure Letter.

11.2 To the best of the knowledge of the SKM Parties, there are no facts relating to the identity or circumstances of any member of the SKM Group that would prevent or materially delay obtaining any approvals from any Government Agency required for execution and delivery of this Agreement or the other Transaction Documents or consummation of the transactions contemplated by this Agreement or the other Transaction Documents.

12. **Financial Statements.**

12.1 The Accounts and the Previous Accounts, (i) have each been prepared on a proper and consistent basis in accordance with Law and the Accounting Standards, (ii) show a true and fair view of the financial position of the SKM Group as at the dates at which they have been prepared and its financial performance and cash flows for the accounting reference periods then ended.

12.2 The Management Accounts and the Locked Box Date Accounts were prepared in good faith in accordance with applicable Law and the Accounting Standards, and on a basis consistent with that adopted for the preparation of the Accounts, and with due care and attention, and are not materially misleading or deceptive.

12.3 To the best of the knowledge of the SKM Parties, KPMG will complete their audit of the Management Accounts not later than 30 September 2013, and their report thereon will be consistent with their report on the Accounts and will not contain any qualifications with respect thereto.

12.4 The cash balances of the SKM Group as of 31 March 2013 were not less than $160,000,000.

12.5 Since 25 June 2011, there has been no change in the accounting practices or policies applied by the SKM Group, except as required by Law or as set forth in the notes to the Accounts.

13. **Debt.**

Section 13 of the Disclosure Letter contains, as of the date of this Agreement, a true, correct and complete listing of all indebtedness for borrowed money (including hedging arrangements) of each member of the SKM Group, the outstanding principal balance thereof as of a recent practicable date, the interest rates payable in respect thereof, and the dates of maturity thereof. Except as disclosed in Section 13 of the Disclosure Letter, all of such indebtedness may be prepaid at any time, without premium, prepayment penalties, termination fees or other fees or charges. No member of the SKM Group has sent or received any written notice of breach, termination, intent to amend or intent not to renew or cure with respect to any of its contracts or arrangements relating to such indebtedness. No member of the SKM Group has given any guarantee or provided any other financial support in respect of the obligations or undertakings of any person other than a member of the SKM Group.

14.   Internal Controls.

14.1   The records, systems, controls, data and information of each member of the SKM Group are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerised or not) that are under the exclusive ownership or direct control of another member of the SKM Group or a third party service provider with whom the member of the SKM Group has entered into a contractual arrangement for the recording, storing, maintenance and/or operating of the records, systems, controls, data or information (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not have a materially adverse effect on the system of internal accounting controls of any member of the SKM Group described in the following sentence. Since 1 January 2009, the SKM Parties have devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the timely preparation and reliability of financial statements in accordance with the Accounting Standards, including but not limited to providing reasonable assurance that: (i) transactions are executed in accordance with management's authorisation; (ii) transactions are recorded as necessary to permit the timely preparation of financial statements in conformity with the Accounting Standards and all relevant Laws and to maintain accountability for assets; (iii) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (iv) no member of the SKM Group maintains off-the-books accounts or more than one set of books, records or accounts.

14.2   Other than any material weaknesses identified in internal audit reports that have been provided to Jacobs in the Disclosure Materials at folders 06.10, 05.01.46 and 06.11.09 of the Data Site, to the best of the knowledge of the SKM Parties, there are no significant deficiencies in the design or operation of the internal controls of any member of the SKM Group that adversely affect their ability to record, process, summarise, and report financial data. The officers of the SKM Parties have identified via internal audit reports any material weaknesses in internal controls known to such officers and any fraud that involves employees who have a significant role in the internal controls. The SKM Parties have made available to Jacobs in the Disclosure Materials a summary of any such disclosures that have been made by management to the auditors since 1 January 2009.

15.   Absence of Undisclosed Liabilities

Except for liabilities recorded or disclosed in the Locked Box Date Accounts, there are no outstanding material liabilities of any member of the SKM Group that are required to be recorded or disclosed in the Locked Box Date Accounts in accordance with the Accounting Standards, except (a) those arising subsequent to the Locked Box Date in the ordinary course of business and consistent with past practice; and (b) obligations under contracts to which any member of the SKM Group is a party.

16.   Bank Accounts.

Section 16 of the Disclosure Letter contains a true, correct and complete list of all deposit and disbursement accounts and safe deposit boxes maintained by each member of the SKM Group with any bank, brokerage house or other financial institution.

17. **Title to and Condition of the Assets.**

Each member of the SKM Group has good and marketable title to, a valid leasehold interest in, or has the valid and enforceable right to use, all personal property and assets reflected in the Locked Box Date Accounts or acquired by any of them since the date thereof, in each case free and clear of all Encumbrances. Such assets constitute all of the assets necessary for the conduct of business as currently conducted by the members of the SKM Group. The tangible personal property and fixtures of the members of the SKM Group (i) is, as a whole and consistent with its age, in reasonable operating condition and repair, ordinary wear and tear excepted, (ii) has been maintained in all material respects in accordance with generally accepted industry practice, and (iii) is adequate for the uses to which it is being put.

18. **Contracts.**

18.1 Section 18.1 of the Disclosure Letter lists all Material Contracts. Complete, up to date and accurate copies of each of the Material Contracts, and all material amendments thereto, have been provided to Jacobs in the Disclosure Materials at the Data Site folders referenced in Section 18.1 of the Disclosure Letter.

18.2 Each Material Contract is legal, valid, binding, enforceable and in full force and effect against the member of the SKM Group party thereto and, to the best of the knowledge of the SKM Parties, the other parties thereto.

18.3 No member of the SKM Group and, to the best of the knowledge of the SKM Parties, no other person who is a party to any Material Contract, is in material breach or material default under any Material Contract (with or without the lapse of time, or the giving of notice, or both). To the best of the knowledge of SKM Parties, no member of the SKM Group has done or permitted to be done anything that would be reasonably likely to cause any Material Contract to be terminated. No member of the SKM Group has sent, nor have any of them received, any written notice of breach, termination, intent to materially amend or intent to not renew or cure with respect to any Material Contract that is not currently resolved.

18.4 Each Material Contract for the performance of work by any member of the SKM Group or their Related Persons has been approved pursuant to the SKM Group's contract approval process.

18.5 Since 1 January 2008, no bankable feasibility study reports have been prepared by the SKM Group that contain estimates, that are capable of being relied upon, of mineral quantities or qualities where any member of the SKM Group has been named as the 'Competent Person' or 'Qualified Person' (as such terms are defined under applicable codes, rules or regulations).

18.6 Except as set forth in Section 18.6 of the Disclosure Letter, no member of the SKM Group is party to a performance or other guarantee relating to any contract for goods or services. No beneficiary of any such guarantee has attempted to enforce the applicable guarantee, and neither SKM Party is aware of any circumstances which would permit a beneficiary to enforce any such guarantee.

18.7 Each relevant member of the SKM Group is fully indemnified by BHP Billiton in respect of any Loss arising out of the lease or rental termination in respect of several holiday units and bungalows at Aspen Parks in connection with the Fluor SKM Iron Ore (FAST) engineering project and joint venture.

19. **Government Contracts.**

19.1 Since 31 August 2008, with respect to every Government Contract and, to the extent noted below, each Governmental Contract Bid:

(a)   no fraud or fraudulent certifications were used in obtaining any Government Contract;

(b)   no member of the SKM Group has violated any material applicable legal requirement or agreement with the Government Agency pertaining to such Government Contract or Government Contract Bid; and

(c)   neither a Government Agency nor any third party has asserted any material claim or initiated any dispute proceeding against any member of the SKM Group with respect to any material claim that is not currently resolved, and no member of the SKM Group has asserted any material claim or initiated any dispute proceedings directly or indirectly against any such party that is not currently resolved.

19.2   No member of the SKM Group and none of their respective directors, officers or employees and, to the best of the knowledge of the SKM Parties, none of their respective affiliates or Related Persons are, or since 31 August 2008 have been, under administrative, civil or criminal investigation, indictment, audit or, to the best of the knowledge of the SKM Parties, internal investigation, with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Contract Bid with any Government Agency. No member of the SKM Group has made a voluntary disclosure to any Government Agency with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Contract Bid with any Government Agency that has led or would reasonably be expected to lead, either before or after the date hereof, to any of the consequences set forth in the immediately preceding sentence or any other material damage, penalty assessment, recoupment of payment or disallowance of cost.

19.3   No member of the SKM Group and none of their respective directors, officers or employees and, to the best of the knowledge of the SKM Parties, none of their respective affiliates or Related Persons currently are, or have been since 31 August 2008, the subject of any suspension or debarment proceedings by any Government Agency. No member of the SKM Group and none of their respective directors, officers or employees and, to the best of the knowledge of the SKM Parties, none of their respective affiliates or Related Persons has, with respect to any Government Contract or any Government Contract Bid: (i) made any unlawful expenditures relating to political activity to Government Officials or others; (ii) made or offered or solicited or accepted any contributions, payments, gifts, gratuities, or any other item of any value in violation of the laws, regulations or requirements of any Government Agency; or (iii) violated in any material respect any applicable legal requirement.

20.   **Compliance with Legal Requirements; Governmental Authorisations.**

20.1   Except with respect to (a) labour and employment matters (which are addressed in paragraphs 26 and 27 below), (b) employee benefit matters (which are addressed in paragraph 28 below), (c) Environmental Laws (which are addressed in paragraph 24 below): (i) each member of the SKM Group has complied with and is in compliance with all material applicable Laws, legal requirements and governmental orders; (ii) no SKM Party has received any notice in writing that any proceeding is filed or threatened against any member of the SKM Group with respect to any alleged violation by any of them of any material legal requirements; (iii) there is no outstanding written correspondence between any member of the SKM Group and any Government Agency with respect to any alleged violation by any of them of any material legal requirements, (iv) each member of the SKM Group, to the best of their knowledge, has all material licenses, permits, franchises and authorisations that are required by all applicable legal requirements in the operation of the Business or are necessary for the operation of the Business as presently being conducted in each applicable jurisdiction, and (v) no SKM Party has received any notice in writing that the licenses, permits, franchises and authorisations (as applicable) issued to the members of the SKM Group are not in full force and effect or are not in compliance with such governmental authorisations or that such governmental authorisations will be terminated or become terminable or impaired as a direct result of the transactions contemplated hereby. Each relevant member of the SKM Group is in compliance with the material terms of each applicable license, permit, franchise and authorisation (and the applicable Law under which such license, permit, franchise or authorisation was granted). Without limiting the generality of the foregoing, SKM Thailand is in compliance in all material respects with the Foreign Business Law of Thailand.

20.2   Section 20.2 of the Disclosure Letter sets forth all licenses, permits, franchises and authorisations referred to in paragraph 20.1(iv), true, correct and complete copies of which have been provided in the Disclosure Materials. All material certificates, filings and other documents and materials required by any Government Agency to be filed or submitted by any member of the SKM Group under applicable legal requirements or governmental authorisations have been so filed or submitted.

21.   Sanctions.

21.1   Since 1 January 2008, no member of the SKM Group, nor to the best knowledge of the SKM Parties, any person acting on behalf of any member of the SKM Group, has carried on business with (i) any person that was at the time of such business located or organized in any Sanctioned Country or (ii) any person that was at the time of such business the target of Sanctions Laws and Regulations.

22.   Anti-Bribery and Anti-Corruption Laws.

22.1   Neither SKM Party and, to the best of the knowledge of the SKM Parties, no other member of the SKM Group or any person or entity acting on behalf of any member of the SKM Group, has at any time since 1 January 2008, taken any action, directly or indirectly, that would result in a violation of any applicable Anti-Corruption Law (including anti-money laundering Laws). The SKM Parties and, to the best knowledge of the SKM Parties, all other members of the SKM Group have conducted the Business in compliance with all applicable Anti-Corruption Laws.

22.2   Neither SKM Party and, to the best of the knowledge of the SKM Parties, no other member of the SKM Group or any of their respective directors, officers or employees or any person or entity acting on behalf of any member of the SKM Group in connection with the operation of the Business, has at any time since 1 January 2008 been under administrative, regulatory, civil or criminal investigation, indictment, audit or internal investigation with respect to any suspected, alleged or actual violation of any Anti-Corruption Law, and neither SKM Party is aware of any circumstances likely to give rise to such action or investigation.

22.3   Since 1 January 2008, to the best of the knowledge of the SKM Parties, no member of the SKM Group nor any of their respective directors, officers or employees, nor any person or entity acting on behalf of any member of the SKM Group in connection with the operation of the Business, has made any offer, payment, promise or authorisation of the payment of any money, or other property, gift, promise to give, or authorisation of the giving of anything of value, directly or indirectly, to: (i) any Government Official; (ii) any political party, party official or candidate for public office; (iii) any person, while knowing that all or a portion of such money or thing of value will be offered, given, or promised, directly or indirectly, to anyone described in (i) or (ii) above. To the best of the knowledge of the SKM Parties, since January 1 2008, no payments or transfers of value have been made by or on behalf of any member of the SKM Group, that are an unlawful means of obtaining business or retaining business, or securing an improper business advantage.

22.4   Since 1 January 2008, no member of the SKM Group, nor to the best of the knowledge of the SKM Parties, any person or entity acting on behalf of any member of the SKM Group, has accepted or received any unlawful contributions, payments, gifts, or expenditures in connection with the operation of the Business.

22.5 No member of the SKM Group has ever been debarred or, to the best of the knowledge of the SKM Parties, blacklisted, by any client or any direct or indirect International Funding Institution due to (i) alleged fraudulent conduct or (ii) alleged conduct that would result in a violation of any applicable Anti-Corruption Law.

22.6 Without limiting the generality of paragraph 1.2, all written information supplied to Jacobs or its Representatives in connection with the matters described in this paragraph 22 during the Due Diligence process was complete and accurate to the best of the SKM Parties' knowledge.

22.7 The members of the SKM Group acknowledge and agree that in connection with the implementation of the transactions contemplated by this Agreement and the other Transaction Documents, none of them will pay or incur any cost or expense where it would be unlawful to do so.

23. **Taxes.**

23.1 General

(a) All Tax Returns of the members of the SKM Group due prior to Implementation have been timely and properly filed, and all such returns were true, correct and complete in all material respects at the time of filing.

(b) No Tax liens have been filed against the assets of any member of the SKM Group.

(c) No member of the SKM Group has entered into any concession, agreement or arrangement that extends the period of assessment or amended assessment or payment of any Tax (or is otherwise a beneficiary of any extension of time within which to file any return except as is provided for in the ordinary conduct and administrative practices of particular jurisdictions) and no Tax Authority has operated or agreed to operate any special arrangement (being an arrangement which is not based on relevant Tax Law or any published Tax practice) in relation to the Tax affairs of any member of the SKM Group.

(d) Each member of the SKM Group has complied with all material obligations under laws relating to Taxes under the Tax Law.

(e) Taxes due and payable after Implementation in respect of each member of the SKM Group's activities up to Implementation have been properly provided for in the Locked Box Date Accounts.

(f) The amount of the provision for Tax in respect of each member of the SKM Group contained in the Locked Box Accounts was, at the Locked Box Accounts Date, adequate.

(g) No event has occurred which has prevented or could prevent a member of the SKM Group obtaining the benefit of any deferred tax asset provided for in the Locked Box Date Accounts.

(h) Each member of the SKM Group has prepared and kept all records necessary to correctly determine and assess all Taxes payable in respect of each member of the SKM Group's activities up to Implementation. For the avoidance of doubt, "all records" includes preserving all Tax advice and analysis for such periods whether prepared internally or received from advisors; permanent records with respect to Tax basis information with respect to assets and shares; and counterparty provided information (such as residency and status claims by employees as they may relate to proper payroll withholding).

(i) Within the past five years, no member of the SKM Group has paid or become liable to pay, and, to the best of the knowledge of the SKM Parties, there are no circumstances by reason of which it or they may become liable to pay to any Tax Authority, any penalty, fine, surcharge or interest in respect of any Taxation (including in respect of any failure to make any return, give any notice or supply any information to any Tax Authority or to pay any Taxation on the due date for payment).

(j)   No member of the SKM Group has ever been party to, utilised or implemented any Tax equalisation with, or in respect of, any employee, shareholder, contractors or other person.

(k)   No US Entity Classification Elections (Forms 8832) have been filed with respect to any member of the SKM Group for US Tax purposes, except as provided in Section 23.1(k) to the Disclosure Letter.

(l)   The acquisition or disposal of any of the Warehoused Shares has not subjected any member of the SKM Group to any Tax.

(m)   The SKM Group is not aware of any circumstances under which the redemption of any shares or stock which were issued to any shareholder of any member of the SKM Group on or prior to Implementation will be treated other than as a redemption for Tax purposes.

23.2   Tax payments

(a)   All Tax payable by each member of the SKM Group on Income, Profits or Gains for Tax periods ending before Implementation has, to the best of SKM's knowledge, been correctly assessed and duly paid in accordance with the Tax Laws set out in the respective jurisdictions.

(b)   All PAYG Instalments (or similar instalment payments under any equivalent Tax Law) payable by each member of the SKM Group on instalment income for instalment periods ending before Implementation have been correctly assessed and duly paid in accordance with the Tax Laws set out in the respective jurisdictions.

(c)   In relation to each member of the SKM Group's activities up to Implementation:

(1)   the Tax consequences of all transactions involving foreign currency entered by any member of the SKM Group have been correctly determined in calculating the Tax payable in respect of those transactions for the income years ending before Implementation and the provision for Tax in the Locked Box Date Accounts;

(2)   no member of the SKM Group has, and will not before Implementation have, any attribution interests in non-resident trusts or foreign investment funds;

(3)   no member of the SKM Group has, and will not before Implementation have, any interests in Income, Profits or Gains of any trusts, or limited partnerships;

(4)   all choices, elections, rollovers and other like matters relating to the income tax and corporation tax affairs of the members of the SKM Group which have been taken into account in assessing income tax payable up to Implementation have been duly made (in writing), are included in the income tax and corporation tax records of members of the SKM Group, and have (where necessary to be valid) been duly furnished to the applicable Tax Authority;

(5)   all loss transfers, transfers of deductions, and other like matters relating to the income tax and corporation tax affairs of the members of the SKM Group which have been taken into account in assessing income tax and corporation tax payable up to Implementation have been duly made (in

writing), are included in the income tax and corporation tax records of the members of the SKM Group, and have (where necessary to be valid) been duly furnished to the applicable Tax Authority;

(6) except as disclosed in any Disclosure Supplement, no assets (of a value greater than $100,000) of any member of the SKM Group are or have been financed by limited recourse debt, held under a lease or hire purchase, treated for income tax purposes as owned by another person, or subject to section 51AD or Division 16D of Part III of Australia's Income Tax Assessment Act 1936 or subject to Division 250 of Australia's Income Tax Assessment Act 1997;

(7) to the best of SKM's knowledge, all rents, interest, or other sums of an income nature (**Income Expenses**) paid under any obligation incurred by any member of the SKM Group prior to Implementation have been, and to the best of the knowledge of the SKM Parties, such Income Expenses which any member of the SKM Group is under an existing obligation to pay in the future will be, under current law and applicable accounting practice, deductible for the purposes of Tax;

(8) all research and development deductions claimed by any member of the SKM Group up to Implementation have been validly claimed, and all associated research and development registrations have been duly obtained and kept in force up to Implementation;

(9) no member of the SKM AUS Consolidated Group has ever been, and up to Implementation will not be subject to Tax as a superannuation or insurance entity, a Tax exempt entity, a dual resident entity, a trustee, or any other kind of entity other than an Australian resident company subject to Tax at the ordinary company Tax rate on its income.

23.3 Tax Consolidation

Except as set forth on Section 23.3 of the Disclosure Letter, no member of the SKM Group is bound by, or a party to, any Tax allocation, Tax indemnity or Tax sharing agreement or arrangement nor do any of them have an obligation to make any payments under any such agreement or arrangement.

23.4 Australian Consolidation

(a) Each member of the SKM AUS Group is a subsidiary member of the SKM AUS Consolidated Group, and within the meaning of Part 3-90 of Australia's Income Tax Assessment Act 1997:

(1) the SKM AUS Consolidated Group was formed on 7 July 2003;

(2) the SKM AUS Consolidated Group is not a MEC Group for the purposes of section 719-5 of Australia's Income Tax Assessment Act 1997;

(3) each member of the SKM AUS Group became a subsidiary member of the SKM AUS Consolidated Group on the date the SKM AUS Consolidated Group was formed or such later date as SKMH has notified to Jacobs in Section 23.4(a)(3) of the Disclosure Letter and will remain a subsidiary member until completion;

(4) no member of the SKM AUS Group has been a head company or subsidiary member of any other consolidated group or MEC Group;

(5) all group liabilities of the SKM AUS Consolidated Group for any pre-Implementation period in which any member of the SKM AUS Group is a contributing member have been or will be correctly assessed and duly paid by the head company of the SKM AUS Consolidated Group;

(6) all group liabilities of the SKM AUS Consolidated Group are and until the Implementation Date will be covered by one or more valid Tax sharing agreements under section 721-25 of Australia's Income Tax Assessment Act 1997;

(7) if a copy of any such Tax sharing agreement has been or is demanded by the Commissioner of Taxation at any time before Implementation, it has been or will be supplied to the Commissioner within the time required to ensure the agreement does not cease to cover the group liabilities;

(b) The head company of the SKM AUS Consolidated Group has not claimed any bad debt deductions for any debts which are assets of any member of the SKM AUS Group.

23.5 Capital gains; degrouping gains

(a) The implementation of the transaction contemplated by this Agreement will not give rise to any deemed disposal or realisation by any member of the SKM Group of any asset or liability for any Tax purpose or otherwise trigger any claw-back of Taxes.

(b) So far as SKM is aware, no member of the SKM Group has disposed of or acquired any asset in circumstances such that a price other than the price actually paid may be substituted for Tax purposes

(c) To the best of SKM's knowledge, if any member of the SKM Group disposed of each of its assets (except trading stock and work-in-progress) for a consideration equal to the book value of that asset as shown in or adopted for the purposes of the Accounts to a person not connected with it and by way of bargain at arm's length, no liability to Tax would arise by reference to any actual or deemed profit or gain and no member of the SKM Group has acquired any such asset except by way of bargain at arm's length and from an unconnected person.

(d) Each member of the SKM Group has sufficient records of past events to permit accurate calculation of the Taxation liability or relief which would arise on the disposal or termination on Implementation of each asset owned by each member of the SKM Group.

(e) SKMH has disclosed in Section 23.5(e) of the Disclosure Letter complete and accurate details as to the Tax basis in the shares and/or stock of each of its subsidiaries.

23.6 Franking, etc.

(a) No franking account of a member of the SKM AUS Group will be in deficit before, or just after Implementation. Each member of the SKM AUS Consolidated Group's franking account at Implementation will have a surplus of not less than $50,000,000.

(b) In relation to each member of the SKM AUS Consolidated Group's activities up to Implementation:

(1) each member has kept accurate franking account records at all times up to Implementation;

(2) each member will have no liabilities for franking Tax before, or just after Implementation;

(3) neither a member of the SKM Group, nor the head company of any consolidated group or MEC Group of which any member of the SKM Group becomes a member at or after Implementation, will incur any liability for franking Tax by reason of anything happening to any member of the SKM Group before Implementation, or by reason of any Tax paid

by any member of the SKM Group before Implementation being refunded after Implementation;

(4) no member has ever been, and up to Implementation will not become, an exempting company or a former exempting company

(5) no member has ever had, and up to Implementation will not have, a tainted share capital account;

(6) no member will have any liability to pay untainting Tax after Implementation by reason of anything happening to it before Implementation;

(7) all dividends or other frankable distributions paid by any member before Implementation have complied or will comply with the benchmark rule in section 203 25 of Australia's Income Tax Assessment Act 1997;

(8) SKMH has not made a linked distribution (as defined in section 204-15 of Australia's Income Tax Assessment Act 1997), issued tax exempt bonus shares (as defined in section 204-25 of the Income Tax Assessment Act 1997), streamed a distribution within the meaning of section 204-30 of Australia's Income Tax Assessment Act 1997;

(9) no member will suffer a penalty by reason of over declaring conduit foreign income on any frankable distribution made before Implementation.

(c) SKMH has disclosed in Section 23.6(c) of the Disclosure Letter complete and accurate details as to the franking balance or imputation credit balance in SKM New Zealand following the SKM Group Internal Restructure.

23.7 Withholding Taxes

(a) To the best of SKM's knowledge, each member of the SKM Group has withheld, deducted and duly paid all amounts due for or on account of any withholding tax or like impost for or on account of Tax as should have been made to any Tax Authority.

(b) To the best of SKM's knowledge, each member of the SKM Group has duly withheld, deducted or paid (as the case requires), in respect of all payments or non-cash benefits made or provided to another person before Implementation, the correct amounts due for or on account of any Tax, including without limitation:

(1) any PAYG Withholding tax due on dividends, interest, royalties or other payments or non-cash benefits paid or provided to or for the benefit of non-residents or recipients with addresses outside Australia;

(2) any PAYG Withholding tax due on transactions with persons failing to quote a Tax file number or an Australian Business Number;

(3) any PAYG Withholding tax due on any other transactions;

(4) any other withholding tax or like Tax due on any payments or non-cash benefits.

23.8 Employee and contractor Taxes

(a) Except as otherwise disclosed or provided for in the Locked Box Date Accounts, no member of the SKM Group has any liabilities arising as a result of any failure to withhold, deduct or pay amounts due for or on account of any Tax in respect of any payments or non-cash benefits made or provided to employees, contractors or any other persons providing labour or services before Implementation, including without limit any amounts payable on account of:

(1) PAYG Withholding;

(2)   fringe benefits tax;

(3)   superannuation guarantee charge;

(4)   payroll tax;

(5)   workers' compensation levies or contributions;

(6)   HECS, HELP, family Tax benefit, child support or other social security items or national insurance contributions; or

(7)   any similar taxes in any country to which the SKM Group member may be subject to tax or required to withhold with respect to payments to employees.

(b)   Each member of the SKM Group has complied with all obligations in respect of Tax file numbers of employees.

(c)   No member of the SKM Group has ever been, and will not before Implementation become, a member of a payroll tax group.

(d)   Each employee of any member of the SKM Group that is employed, situated or working outside of their home jurisdiction for more than a period of six months in any given year has been properly registered with, and placed on, the applicable local payroll.

(e)   Each member of the SKM Group which is required by applicable Tax law to operate payroll in respect of direct or indirect contractions has properly operated such payroll and has duly paid all payroll Taxes in respect of such contractions.

(f)   Section 23.8(f) of the Disclosure Letter contains details of all employee benefits schemes approved by any Tax Authority (**Approved Schemes**).

(g)   All employee share plans in respect of which employees of members of the SKM Group have claimed concessions or exemptions (pursuant to former Division 13A of Part III of the Income Tax Assessment Act 1936 or Division 83A of Australia's Income Tax Assessment Act 1997 or any similar provision in any other jurisdiction) have been administered in compliance with the conditions required to obtain such concessions and exemptions.

(h)   The share plans in respect of which employees of the SKM Group are members:

(1)   have not resulted in any securities being issued at a discount for the purposes Division 83A of Australia's Income Tax Assessment Act 1997 or any other predecessor provision or any similar provision in any other jurisdiction;

(2)   have not resulted in the issue of any restricted securities within the meaning of Part 7 of the United Kingdom's Income Tax (Earnings and Pensions) Act 2003 or any similar provision in any other jurisdiction; or

(3)   have not resulted in the issue of any securities which has subjected a member of the SKM Group to any form of Tax in respect of their issue.

(i)   No employee of any member of the SKM Group or any person who is, has been or could be, treated as an employee of any member of the SKM Group for Taxation purposes by any Tax Authority has held, exercised or otherwise disposed of any shares, securities, options over shares or securities or interests in shares or securities in respect of which any member of the SKM Group has had to on or prior to Implementation, or may have to following Implementation, account for income Tax or national insurance, social fund or similar contributions liabilities (or equivalent obligations in any jurisdiction), whether or not through PAYG, the United Kingdom's Pay As You Earn or any equivalent payroll or withholding system in any other jurisdiction.

(j)   No amount paid by any member of the SKM Group to any shareholder as a dividend or on a redemption of shares or securities has prior to Implementation been, and to the best of SKM's knowledge, will following Implementation be, characterized or re-characterized as compensation or employment income by any Tax Authority.

(k)   No current or former shareholder of any member of the SKM Group that is (or was) resident for Tax purposes in the UK has made an election under section 431 of the United Kingdom's Income Tax (Earnings and Pensions) Act 2003.

(l)   Each member of the SKM Group has duly filed Tax Returns in respect of, and duly paid, any personal income Taxes and social security, or national insurance, contributions (whether in the home and/or host country) of all individuals employed or engaged by the relevant member of the SKM Group that is on a foreign assignment.

23.9   Indirect Taxes

(a)   Each member of the SKM Group, which is required to be registered for Indirect Taxes, is duly registered, and will remain duly registered up to Implementation (and, where required by applicable Law, is a Taxable person for the purposes of any Indirect Tax legislation or regulation).

(b)   Each member of the SKM Group has paid when due the correct amount of Indirect Taxes payable before Implementation on any supply, importation or other transaction occurring before Implementation and will not have any liability for Indirect Taxes payable after Implementation on any such supply, importation or other transaction, except insofar as is provided for in the Locked Box Date Accounts.

(c)   No member of the SKM Group has claimed any input Tax credits or reduced input Tax credits for Indirect Tax purposes before Implementation to which it is not entitled.

(d)   All supplies made by the members of the SKM Group are subject to Indirect Taxes. No member of the SKM Group has been denied full credit or allowance for all Indirect Taxes paid or suffered by it.

(e)   All Indirect Tax invoices or other documents required to be issued to any person or agency under applicable Indirect Tax legislation or regulation (including, without limitation, the GST Law) in respect of all supplies, importations or other transactions made by any member of the SKM Group before Implementation have been or will be correctly prepared and duly issued.

(f)   So far as SKM is aware, no member of the SKM Group will have, under current law and applicable accounting practice, any liabilities after Implementation to pay increased amounts of consideration, or any form of indemnity or gross up, on account of Indirect Taxes payable by any other person on any supply, importation or other transaction occurring before Implementation.

(g)   As at Implementation, the "Financial Acquisitions Threshold" as defined in Australia's A New Tax System (Goods and Services Tax) Act 1999 has not been exceeded for the last 5 years.

(h)   To the best of the knowledge of the SKM Parties, no wholesale sales Tax or like impost will be payable by any member of the SKM Group after Implementation by reason of any transactions entered into by a member of the SKM Group before Implementation.

(i)   Except as disclosed by SKMH in Section 23.9(i) of the Disclosure Letter, no member of the SKM Group has been treated as a member of a group for the purposes of any Indirect Tax legislation, and has not applied for such treatment or, if it has been so treated, it has accounted to the representative member of the relevant group for all Indirect Tax that is properly attributable to it.

(j)   Each member of the SKM Group has duly paid all duties of customs and excise payable on any imports, or any production, manufacture, sale or distribution, of goods or other items, before Implementation.

(k)   No member of the SKM Group has claimed, and will not before Implementation claim, diesel fuel rebates.

23.10   Stamp Taxes; Customs and Excise

(a)   Other than in respect of the Transaction Documents, all Duty and transfer Taxes (including any interest, penalty or fine) payable by any member of the SKM Group (including on all material contracts, agreements, deeds, securities or other instruments (including relating to the SKM Group Internal Restructure) to which any member of the SKM Group is party, or to which any member of the SKM Group has agreed to pay the Duty, or which have been executed for any member of the SKM Group's benefit to the date of this Agreement or for which it may be necessary or desirable in proving title of any member of the SKM Group to any asset it owns at Implementation) have been assessed and duly paid and all documents and instruments duly stamped, and SKMH has disclosed in Section 23.10(a) of the Disclosure Letter all stamp duties and transfer Taxes in relation to any transactions incurred on or prior to Implementation.

(b)   No member of the SKM Group will incur new liabilities on account of stamp duties after the date of this Agreement and before Implementation, except as disclosed in Section 23.10(b) of the Disclosure Letter.

(c)   No Duty (including land rich/landholder duty and any interest, penalty or fine), land Tax or similar Tax or Duty has been or will be payable in respect of any transactions before Implementation relating to shares or other interests held directly or indirectly in any member of the SKM Group.

(d)   SKMH has disclosed in Section 23.10(d) of the Disclosure Letter full details of any corporate reconstruction relief or any other form of stamp duty or duty relief (as applicable), exemption or concession that has been allowed or claimed in respect of any transactions relating to any member of the SKM Group or any of their property or assets before Implementation.

(e)   Neither entry into this Agreement nor any of the transactions it contemplates will cause any member of the SKM Group to become liable to pay any amounts to any person, Government Authority or Tax Authority in relation to any stamp duty or duty (as applicable) relief, exemption or concession previously claimed by any member of the SKM Group or any other person.

23.11   PRRT and other mining Taxes

No member of the SKM Group has incurred, and will not before Implementation incur, any liabilities for petroleum resource rent Tax, mining royalties, petroleum royalties, or like imposts.

23.12   Land Tax

(a)   No member of the SKM Group holds any real estate such that it would be treated as a real estate holding company for any Tax purposes or has otherwise, and will not before Implementation incur, any liabilities for land Tax or like imposts.

(b)   No member of the SKM Group has been, and will not before Implementation become, a member of a land Tax group.

(c)   No member of the SKM Group has incurred, and will not before Implementation incur, any liabilities for any congestion levy or like imposts.

(d)   All municipal or council rates and levies or like imposts payable by any member of the SKM Group in respect of any assessment period for those imposts commencing before Implementation, have been correctly assessed and duly paid, or disclosed in Section 23.12 of the Disclosure Letter.

23.13   Foreign (Non-Australian) Taxes

(a)   The territories which are given in Section 23.13 of the Disclosure Letter as being those in which the SKM Group is treated as being resident for Tax purposes are the only territories whose Tax Authorities seek to charge Tax on the worldwide profits or gains of that member of the SKM Group.

(b)   No member of the SKM Group has ever:

(1)   filed Tax returns to any Tax authority;

(2)   paid Tax on Income, Profits or Gains to any Tax Authority (except in some instances by way of withholding); or

(3)   otherwise had a taxable presence,

in any other territory except as disclosed in Section 23.13 of the Disclosure Letter.

23.14   Rulings and Registrations

(a)   All assumptions as to facts or otherwise on which a Tax Authority has relied in giving any Tax ruling and clearance were valid at the time the Tax ruling or clearance was obtained by the SKM Group and SKM has no reason to believe they will not remain valid and no member of the SKM Group has acted or failed to act in any way which has or might alter, prejudice or infringe any tax ruling.

(b)   All registrations required to be obtained by each member of the SKM Group in respect of each member of the SKM Group's activities up to Implementation for the purposes of any Tax law before Implementation (including, without limitation, any required for the purposes of income Tax, Indirect Taxes, Australian Business Number laws, Tax file number laws, PAYG withholding, payroll Tax, land Tax, or customs and excise duties) have been duly obtained and will be duly maintained up to Implementation.

23.15   Tax invoices, statements etc.

To the best of the knowledge of the SKM Parties, any statement, information, Tax ruling request, invoice, notice, computation, election or return which has been made, filed, lodged or submitted to a Tax Authority in respect of any Tax or Tax matter:

(a)   is true, correct and complete;

(b)   discloses all material facts which should be disclosed under any relevant Tax Law;

(c)   is not false, misleading or deceptive; and

(d)   has been made, filed, lodged or submitted on time.

23.16   Tax audits and disputes

(a)   Save as set out in Section 23.16(a) of the Disclosure Letter (which contains a list of all audits of all returns of the members of the SKM Group, if any, for the last five (5) years and any adjustments formally assessed as a result of such audits have been paid, reserved against or settled), no member of the SKM Group is subject to any audit, investigation, review or enquiry by any person or Tax Authority in relation to Taxes.

(b)   To the best of the knowledge of the SKM Parties, in relation to each member of the SKM Group there is no planned or on-going investigation, enquiry, audit or non-routine visit by any Tax Authority and there are no facts which might cause such an investigation, enquiry, audit or non-routine visit to be instituted or that will result in an obligation by any member of the SKM Group to pay any additional amount of Taxes.

(c) No member of the SKM Group is party to any litigation, court proceedings or other dispute with any person or Tax Authority in relation to Taxes.

(d) No member of the SKM Group has given to any other person or Tax Authority any indemnities, guarantees or warranties with respect to Taxes

23.17 Transfer Pricing

(a) To the best of the knowledge of the SKM Parties, there are no circumstances which could cause any Government Agency to make any adjustment for Tax purposes, or require any such adjustment to be made, to the terms on which any related party transaction is treated as taking place, and no such adjustment has been made or attempted in fact.

(b) Without prejudice to the generality of the preceding paragraph, no member of the SKM Group is or could be treated as thinly capitalised for any Tax purpose. To the best of the knowledge of the SKM Parties, there are no circumstances which could cause any Tax Authority to deny relief for interest paid by any Company, and no such relief has been denied in fact.

23.18 Secondary Liabilities

SKM is not aware of any transaction, act, omission or event which has occurred and in consequence of which any member of the SKM Group is or may be held liable for any Tax of any person or may otherwise be held liable for or to indemnify any person in respect of Tax that is primarily or directly chargeable against or attributable to any person other than the applicable member of the SKM Group concerned.

23.19 Group matters

(a) Section 23.19 of the Disclosure Letter gives details of all Tax consolidation, grouping arrangements and agreements in connection with being a member of a group for any Tax purpose that each member of the SKM Group has been party to prior to Implementation.

(b) No member of the SKM Group is or shall become liable to Tax as a result of the entering into or performance of this Agreement or any other Transaction Document.

(c) No member of the SKM Group is, and will not be, obliged to make or entitled to receive any payment in respect of any amount surrendered by way of Tax relief to or by such member of the SKM Group in respect of any period ending on or before Implementation.

(d) SKMIH has no U.S. shareholders, assets or income which is effectively connected with the conduct of a trade or business carried out in the U.S. as defined in the Internal Revenue Code of 1986 and the regulations and pronouncements thereunder

23.20 Tax Avoidance

(a) To the best of the knowledge of the SKM Parties, no transactions to which the SKM Group is and was a party constitute or form part of any Tax avoidance scheme in any jurisdiction.

(b) No member of the SKM Group has been knowingly involved in any transaction or series of transactions which, or any part of which, may for any Tax purposes need to be specifically disclosed to a Government Agency other than as part of routine periodic compliance or which is at risk of being disregarded, recharacterised or reconstructed by reason of any motive to avoid, reduce or delay a possible liability to Tax.

23.21 Reorganisations and mergers

No member of the SKM Group has claimed or been granted exemptions from Tax in connection with reorganisations or mergers. Reorganisations or mergers which take effect on or before Implementation will not give rise to the assessment or payment of Tax after Implementation.

23.22 Intangible Assets and Intellectual Property

For the purposes of this paragraph, references to intangible fixed assets mean intangible fixed assets, goodwill and intellectual property. Section 23.22 of the Disclosure Letter sets out the amount of expenditure on each of the intangible fixed assets of each member of the SKM Group and provides the basis on which any deduction or allowance relating to that expenditure has been taken into account in the Locked Box Accounts or, in relation to expenditure incurred since the Locked Box Accounts Date, will be available to the relevant member of the SKM Group. No circumstances have arisen since the Locked Box Accounts Date by reason of which that basis might change.

24. **Compliance with Environmental Laws.**

24.1 Section 24.1 of the Disclosure Letter sets forth a schedule of complete, up to date and accurate material permits, licenses and other authorisations issued under any Environmental Law applicable to any member of the SKM Group (**Environmental Permits**).

24.2 Since 1 January 2008, no member of the SKM Group has received notice from any Government Agency or any third party notifying them of (i) any Hazardous Substances which have been generated, treated, stored, handled or removed from or disposed of on the Leased Real Estate that could give rise to material liability of any member of the SKM Group pursuant to any Environmental Law, or (ii) any Hazardous Substances which have migrated onto the Leased Real Estate from any adjacent property or which have migrated, emanated or originated from the Leased Real Estate onto any other property.

24.3 The members of the SKM Group have obtained all material governmental authorisations and approvals, certificates, consents, licenses, orders and permits or other similar authorisations from any person required for the operation of the Business and their use of the Leased Real Estate required by any Environmental Law.

24.4 Each member of the SKM Group is in compliance in all material respects with all applicable Environmental Laws and all Environmental Permits. No member of the SKM Group has received any notice, order, claim, demand or like communication from a Government Agency or any other person to revoke, review, suspend, modify, terminate, challenge, not renew or commence any other proceedings in respect of any Environmental Permit.

24.5 To the best of the knowledge of the SKM Parties, there exists no filed or notified Environmental Claim against any member of the SKM Group or, to the best of the knowledge of the SKM Parties, the owner of the Leased Real Estate.

25. **Insurance.**

Section 25 of the Disclosure Letter lists all insurance policies, bonds, letters of credit and other surety arrangements currently maintained by any member of the SKM Group and any self-insurance arrangement by or affecting any member of the SKM Group or their assets, and the SKM Parties have made available to Jacobs in the Disclosure Materials in folder 06.03 of the Data Site a true, complete and correct copy of each such policy, bond, letter of credit and other arrangement. Each such insurance policy and bond has been fully paid and is in full force and effect, and no member of the SKM Group has received notice of any cancellation or threat of cancellation of such insurance or bond, amendments or increases in deductibles or premiums. Each member of the SKM Group is in compliance with all statutory obligations and contractual requirements under Material Contracts to maintain insurance. To the best of the knowledge of the SKM Parties, there is no basis for the assertion against any member of the SKM Group of any retroactive adjustment to any insurance premiums payable by any member of the SKM Group. Section 25 of Disclosure Letter sets forth all (i) material professional indemnity or errors and omissions or (ii) other claims in excess of $25,000 that have been made against such insurance policies in the last five (5) years or which the SKM Parties have received written notice may be made against any member of the SKM Group. Except as disclosed in Section 25 of the Disclosure Letter, all such claims have been reported to the appropriate insurers in a timely fashion. Since 1 January 2010, there has not been any claim by any member of the SKM Group made under any such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. No member of the SKM Group has been refused any insurance by any insurance carrier at any time during the past three (3) years.

26. **Personnel Matters.**

The SKM Parties have provided to Jacobs in the Disclosure Materials at folders 04.03.37 and 02.02.07 of the Data Site a true, correct and complete list of all officers, employees, directors, independent contractors, consultants, secondees and expatriates of each member of the SKM Group (for purposes of paragraphs 26, 27 and 28, each, an "employee") as of 26 August 2013 (with respect to the Disclosure Materials at folder 04.03.37) and 02 September 2013 (with respect to the Disclosure Matters at folder 02.02.07), together with their date of employment and rates of salary, wages or commissions. None of the directors or officers of any member of the SKM Group has a service contract in respect of their holding of office beyond the Implementation Date, and no director receives additional remuneration (other than expenses) over and above their service terms for acting as an officer or director. A true, correct and complete copy of the personnel policies and procedures of each member of the SKM Group current to 27 August 2013 has been made available to Jacobs in the Disclosure Materials at folder 04.09 of the Data Site. Other than as set forth in Section 26 of the Disclosure Letter, no member of the SKM Group has entered into any contract with any employee entitling such person to a bonus or other payment upon the consummation of the transactions contemplated hereby. Other than as set forth in Section 26 of the Disclosure Letter, no member of the SKM Group is a party to any agreement with any employee that cannot be terminated by any member of the SKM Group by giving notice of sixty (60) calendar days or less, and without liability to any member of the SKM Group for such termination other than payment of standard accrued entitlements and payment for services rendered through the termination date.

27. **Labour Practices.**

27.1 With respect to the employees of a member of the SKM Group:

(a) the members of the SKM Group are in compliance with all applicable legal and contractual obligations and other legal requirements concerning the employees or otherwise relating to the employment of or service relationship with labour including, without limitation, provisions thereof relating to wages, hours, equal opportunity, collective bargaining, wrongful discharge, workplace safety, discrimination, immigration and the payment of taxes and social charges;

(b) no industrial dispute or other labour or employment related proceedings have been filed or notified against any member of the SKM Group or, to the best of the knowledge of the SKM Parties, threatened, relating to labour, employment or service provider matters;

(c) except as disclosed pursuant to paragraph (f) below, no member of the SKM Group is a party to or in negotiation for any contract with any union, works council, labour organisation, labour relations tribunal or authority, employee group or similar entity which affects the employment of employees of, or the service relationship with, any member of the SKM Group, including, but not limited to, any collective bargaining agreements, labour contracts, or works council agreements;

(d)   Except as disclosed pursuant to paragraph (f) below:

(1)   to the best of the knowledge of the SKM Parties, none of the employees of any member of the SKM Group are in the process of being organised by or into labour organisations, trade unions or associations, works councils or any other employee representative bodies;

(2)   no member of the SKM Group has agreed to recognise any union or other collective bargaining unit, and no union or collective bargaining unit has been certified as representing any of the employees of any member of the SKM Group; and

(3)   no member of the SKM Group has been subject to a strike, involuntary slowdown or other involuntary work stoppage during the three year period immediately preceding the date hereof and, to the best of the knowledge of the SKM Parties, there are no such strikes, slow-downs or work stoppages threatened against any member of the SKM Group.

(e)   Section 27.1(e) of the Disclosure Letter contains details of all:

(1)   agreement or award based transitional instruments;

(2)   Fair Work Australia approved enterprise agreements;

(3)   modern awards;

(4)   workplace determinations;

(5)   individual flexibility arrangements; and

(6)   guarantees of annual earnings

within the meaning of the Australian Fair Work Act 2009 and similar applicable Laws in other jurisdictions and associated regulations to which any member of the SKM Group is a party and/or which apply to the SKM Group.

(f)   None of the employees of any member of the SKM Group has made a worker's compensation claim or is on a medical leave which will materially affect their ability to perform their normal duties as employees in the business of any member of the SKM Group or that otherwise will result in any material liability to any member of the SKM Group in the aggregate.

(g)   To the best of the knowledge of the SKM Parties, each employee of the SKM Group has all necessary licenses and permits required by any Government Agency to allow such person to perform the duties currently assigned to him or her.

27.2   Any terminations of employment prior to Implementation have been made in compliance with applicable Law.

28.   Benefit Plans.

28.1   There is not and has not been since 1 January 2009 any bonus, incentive or deferred compensation, pension, superannuation, defined benefits, retirement, profit-sharing, savings, employment, consulting, compensation, stock purchase, stock option, phantom stock or other equity-based compensation, severance pay, termination, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalisation, medical, dental, health insurance, life, loan, educational assistance, or other fringe benefit plans, programs, agreements and arrangements (each, a **Plan**) maintained by any member of the SKM Group for the benefit of any employee or former employee of any member of the SKM Group, other than any such Plan that has been established, maintained and operated solely in accordance with its terms and applicable legal and contractual requirements. Section 28.1 of the Disclosure Letter lists each Plan, true, correct and complete copies of the documents setting out all of the terms and benefits in respect of which have been made available to Jacobs in the Disclosure Materials at folder 04.14 of the Data Site.

28.2 Since 1 January 2009, the SKM Group has paid the full amount of its superannuation commitment required to be paid under the *Superannuation Guarantee (Administration Act) 1992* (Cth) for every employee of the SKM Group for the period up to Implementation. Since the Locked Box Date, there has been no modification, amendment, or other circumstance other than as required by law that increased benefits under any Plan or will result in a significant increase in the cost of maintaining or funding any Plan.

28.3 Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in connection with any other event, will entitle any current or former employee of any member of the SKM Group to any payment or result in any payment becoming due, increase the amount of any compensation due, or result in the acceleration of the time of any payment due to any such person.

28.4 With respect to each Plan for which a separate fund of assets is or is required to be maintained, full and timely payment has been made of all amounts required of any member of the SKM Group, under the terms of each such Plan or applicable legal requirements (determined without regard to any waiver of legally applicable funding requirements), and any contractual commitment, as applied through the Implementation Date. The fair market value of the assets of each such Plan equals or exceeds the present value of all benefits liabilities under that Plan. Each Plan may be amended or terminated (including with respect to benefits provided to retirees and other former employees) without liability at any time after Implementation. There is no material obligation for health, life insurance, or other welfare benefits following termination of employment under any Plan.

28.5 All employer and employee contributions to each Plan required by applicable legal requirements or by the terms of such Plan or pursuant to any contractual obligation (including contributions to all mandatory provident fund schemes) have been made or, if applicable, accrued on the Locked Box Date Accounts in accordance with Accounting Standards in the applicable jurisdiction applied to such matter. Each Plan required to be registered has been registered and has been maintained in good standing with the applicable Government Agency. Each member of the SKM Group and to the best of the knowledge of the SKM Parties, each person or entity that has an obligation under a Plan has timely performed each of its obligations with respect to each Plan.

28.6 There are six participants in the Emergency Services and State Super Scheme in respect of the SKM Group.

29. **Intellectual Property.**

29.1 Section 29.1 of the Disclosure Letter lists all of the following Intellectual Property that is owned, licensed or used by the SKM Group: (i) all patents, all pending applications relating to any inventions or designs and all renewals, reissues, divisionals, continuations, continuations-in-part and extensions of the foregoing; (ii) all registered trademarks, registered service marks and trademark and service mark applications; (iii) all registered copyrights and copyright applications and all renewals and extensions; and (iv) all domain name registrations (items referenced in clauses (i) through (iv) are referred to collectively as the **Registered Intellectual Property**). To the best of the knowledge of the SKM Parties, all Registered Intellectual Property (excluding pending applications) are valid, subsisting, and enforceable.

29.2 Section 29.2 of the Disclosure Letter lists: (i) all out-licenses; and (ii) all in-licenses (excluding shrink-wrap, click-wrap, click-through or other similar internal end use licenses with respect to off-the-shelf or generally available personal computer software), under which any member of the SKM Group is entitled to receive, or obligated to pay, as the case may be, fees (including support and maintenance fees) of more than $500,000 per annum following the Implementation Date.

29.3 SKMM, SKMH or another member of the SKM Group owns or has a valid and enforceable right to use all material Intellectual Property needed to conduct the Business as currently conducted. All Owned Intellectual Property is owned exclusively by SKMM, SKMH or another member of the SKM Group free and clear of all Encumbrances. All renewal, application and other fees required for the maintenance and prosecution of the Registered Intellectual Property prior to Implementation have been paid.

29.4 There are no filed or notified proceedings or, to the best of the knowledge of the SKM Parties, written threats of proceedings (including offers to license) or claims:

(a) by any person against any member of the SKM Group relating to the use by any member of the SKM Group of any Intellectual Property, challenging the ownership of or rights to the same, or alleging that any member of the SKM Group or any of their products or services infringe or misappropriate any Intellectual Property rights of such person; or

(b) asserted by any member of the SKM Group against any person relating to any Intellectual Property; and

(c) to the best of the knowledge of the SKM Parties, during the last three (3) years, there have been no infringing uses by third parties of the Owned Intellectual Property.

29.5 To the best of the knowledge of the SKM Parties, since 1 January 2009, no member of the SKM Group has interfered in, infringed upon, misappropriated, violated or otherwise come into conflict with any Intellectual Property rights of any third party, and no member of the SKM Group has received any written charge, complaint, claim or notice (including an offer to license) alleging any such interference, infringement, misappropriation or violation.

29.6 Since 1 January 2009, the members of the SKM Group have adopted commercially reasonable practices to protect their Intellectual Property and other confidential information. To the best of the knowledge of the SKM Parties, no person has taken, or omitted to take, any action that has resulted in the loss of protection of any trade secret or any confidential information of a member of the SKM Group.

30. **Owned Real Property.**

Since 1 January 2009, no member of the SKM Group has owned any real property.

31. **Leased Real Estate.**

Section 31 of the Disclosure Letter lists each Real Property Lease. Each Real Property Lease is in full force and effect against, and is the valid and legally binding obligation of, the member of the SKM Group party thereto and, to the best of the knowledge of the SKM Parties, each other party thereto. The SKM Parties have made available to Jacobs in the Disclosure Materials at folders 09.03 and 09.05 of the Data Site a true, correct and complete copy of each Real Property Lease, and except as set forth in Section 31 of the Disclosure Letter, no member of the SKM Group is negotiating any new contract, sub-contract, agreement or arrangement for the lease of real property or any material amendment to a Real Property Lease. Each of the Real Property Leases represents the entire agreement between SKMM, SKMH or other member of the SKM Group as applicable, and the applicable landlord. So far as the SKM Parties are aware, no Real Property Lease has, since 1 January 2009, been terminated or cancelled other than on the terms of the Real Property Lease, and no leasehold interest of any member of the SKM Group in any Real Property Lease has been assigned or encumbered, and each is free and clear of all Encumbrances. No member of the SKM Group and, to the best of the knowledge of the SKM Parties, no other party to a Real Property Lease is in default under such Real Property Lease, and no notice of default under such Real Property

Lease has been sent or received by any member of the SKM Group. No condition exists which, but for the giving of notice or the passage of time, or both, would constitute a default by any member of the SKM Group or, to the best of the knowledge of the SKM Parties, any other party pursuant to any Real Property Lease. No SKM Party has received written notice of any proceeding or order against any member of the SKM Group or, to the best of the knowledge of the SKM Parties, any other party which would require the repair, alteration or correction of any existing condition of any portion of any Leased Real Estate. Except as set forth in Section 31 of the Disclosure Letter, there are no licenses, occupancy agreements, options, rights, concessions or other agreements or arrangements, written or oral, granting to any person the right to use or occupy any of the Leased Real Estate. The current use and operation of the Leased Real Estate is in material compliance with all applicable zoning, building codes and other land use Laws imposed by any Government Agency regulating the use or occupancy of such Leased Real Estate or the activities conducted thereon, and all necessary permits and approvals required under any Law or by any Government Agency for the use and operation of the Leased Real Estate were obtained. No member of the SKM Group has received any written notice from any Government Agency that any of the improvements on the Leased Real Estate or the use of the Leased Real Estate violates any material use or occupancy restrictions, any covenant of record or any zoning or building legal requirement. The members of the SKM Group enjoy peaceful and quiet possession of all of the Leased Real Estate in accordance with the terms of the Real Property Lease and have not received any written notice from any landlord asserting the existence of a default under any such Real Property Lease and have not been informed in writing that the landlord under any such Real Property Lease has taken action or threatened to terminate such lease before the expiration date specified in such Real Property Lease.

32.   Affiliate Transactions.

32.1   Save as set out in Section 32.1 of the Disclosure Letter, there are no material transactions, arrangements and other relationships between and/or among the members of the SKM Group, any of their respective directors, officers or employees.

32.2   No member of the SKM Group now has, or at any time in the last two (2) years has had, either directly or indirectly, a material interest in:

(a)   any person which furnishes or sells or during such period furnished or sold services or products to any member of the SKM Group or purchases or during such period purchased from any member of the SKM Group any goods or services, or otherwise does or during such period did business with any member of the SKM Group; or

(b)   any contract or commitment to which the members of the SKM Group are or during such period were a party or under which they are or were obligated or bound or to which any of their properties may be or may have been subject (excluding contracts and commitments related to ordinary course employment benefits and obligations).

33.   Relations with Customers and Suppliers.

No Significant Supplier or Significant Customer of any member of the SKM Group has cancelled any contract since 1 January 2009, or has indicated to any member of the SKM Group an intention to cancel or not renew any contract that is renewable by its terms or to not exercise any option to extend any contract that contains an option to extend, and to the best of the knowledge of the SKM Parties, there has been no threat by any supplier not to provide products, supplies or services (including utilities) to any member of the SKM Group. No supplier has made any assignment of its accounts receivable due from any member of the SKM Group to a third party or made any other similar factoring arrangement**.**

34. **Client List.**

Section 34 of the Disclosure Letter contains a complete, up to date and accurate list of all material customers and clients of any member of the SKM Group since 1 January 2009 where the SKM Group has received fees in excess of $2,000,000.

35. **Personal Injury and Professional and Product Liability.**

There are no (i) filed or notified or, to the best of the knowledge of the SKM Parties, threatened claims against any member of the SKM Group based on any personal injury, damage to property or professional or products liability resulting from any product manufactured or sold, services provided or work performed by any member of the SKM Group on or before Implementation, or (ii) filed or notified or, to the best of the knowledge of the SKM Parties, threatened claims against any member of the SKM Group based on any breach of any express or implied warranty given by any member of the SKM Group (if any), product recalls, or any similar claim resulting from any product manufactured or sold or services provided by any of them on or before Implementation.

36. **Finders' Fees.**

Except for the fees and expenses due to Greenhill & Co. Australia Pty Ltd, which will be paid by SKMH, no member of the SKM Group or any of their Related Persons has dealt with any agent, finder, broker or other representative in any manner which could result in Jacobs or any member of the SKM Group (after Implementation) being liable for any fee or commission in the nature of a finder's fee or originator's fee in connection with the subject matter of this Agreement or the transactions contemplated hereby.

37. **Proceedings.**

There is no material action, suit, litigation, prosecution, investigation, mediation, arbitration or legal or administrative proceeding: (i) filed or notified against any member of the SKM Group; (ii) threatened against any member of the SKM Group of which an SKM Party has received written notice; (iii) to the best of the knowledge of the SKM Parties, has been, threatened against any third party relating to the properties or assets of any member of the SKM Group; and/or (iv) to the best of the knowledge of the SKM Parties, relating to the business of the SKM Parties. There is no outstanding judgment, sanction, order, writ, injunction or decree of any court, Government Agency or arbitration tribunal against any member of the SKM Group or, to the best of the knowledge of the SKM Parties, against a third party affecting the properties, assets, personnel, business activities or employees of any member of the SKM Group.

38. **Restrictions on Business Activities and Conflicts of Interest.**

38.1   Save as provided in Section 38.1 of the Disclosure Letter, there is no agreement, arrangement, contract, judgment, injunction, order, sanction or decree binding on any member of the SKM Group that has the effect of prohibiting, restricting or materially impairing after the Implementation Date the business of the SKM Group, including, in each case, on the application of the terms of such agreement, arrangement, contract, judgment, injunction, order, sanction or decree.

38.2   No member of the SKM Group or any of their Related Persons has violated the terms of the Settlement Deed by and among Hamersley Iron Pty Limited, Technological Resources Pty Limited and Sinclair Knight Merz Pty Limited, dated as of 18 October 2011, relating to restrictions on performing work relating to autonomous technology or remote operating centres in the mining industry.

39. **Transaction Costs.**

The Historic Transaction Costs are complete and accurate, and the Transaction Costs Estimate has been prepared in good faith having first consulted with the relevant Advisers of the SKM Parties.

Executed in accordance with section 127 of the *Corporations Act 2001* by **Sinclair Knight Merz Management Pty. Limited** (for itself and in its capacity as attorney for the SKMM Sellers):

_____
Director Signature

_____
Print Name

      _____
Director/Secretary Signature

      _____
Print Name

Executed in accordance with section 127 of the *Corporations Act 2001* by **Sinclair Knight Merz Holdings Limited** (for itself and in its capacity as attorney for the SKMH Sellers):

_____
Director Signature

_____
Print Name

      _____
Director/Secretary Signature

      _____
Print Name

Executed in accordance with section 127 of the *Corporations Act 2001* by **Jacobs Australia Holdings Company Pty. Ltd.**:

_____
Director Signature

_____
Print Name

_____
Director/Secretary Signature

_____
Print Name

Jacobs Engineering Group Inc.:

_____
Officer Signature

_____
Print Name

_____
Print Title

Executed by **Gunninder Singh Katari** in
the presence of:

Witness Signature   Signature

Print Name

Executed by **Geoff Rees** in the presence
of:

Witness Signature   Signature

Print Name

Executed by **John Curran** in the
presence of:

Witness Signature   Signature

Print Name

Executed and delivered as a Deed

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **Sinclair Knight Merz Management Pty. Limited**:

/S/ SANTO RIZZUTO	/S/ PETER BROOKE SCOTT
Director Signature	Director/Secretary Signature
Santo Rizzuto	Peter Brooke Scott
Print Name	Print Name

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **Sinclair Knight Merz Holdings Limited**:

/S/ SANTO RIZZUTO	/S/ PETER BROOKE SCOTT
Director Signature	Director/Secretary Signature
Santo Rizzuto	Peter Brooke Scott
Print Name	Print Name

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **Jacobs Australia Holdings Company Pty. Ltd.**:

/S/ THOMAS HAMMOND	/S/ MICHAEL UDOVIC
Director Signature	Director/Secretary Signature
Thomas R. Hammond	Michael S. Udovic
Print Name	Print Name

Executed as a deed by **Jacobs Engineering Group Inc.**:

/S/ THOMAS HAMMOND

Officer Signature

Thomas R. Hammond

Print Name

Executive Vice President

Print Title

Annexure 2

FORM OF SKMH DEED POLL

[See attached]

Deed Poll

Date	November 2013
By	
1.	**Jacobs Engineering Group Inc.** of 155 North Lake Avenue, Pasadena, CA 91101 USA (**Parent**).
2.	**Jacobs Australia Holdings Company Pty. Ltd.** (ACN 165 641 592) of Level 6, 600 St Kilda Road, Melbourne, VIC, 3004 (**BidCo**).
In favour of	
	Each SKMH Scheme Shareholder
Recitals	
A	Parent and BidCo are party to the Merger Implementation Deed.
B	Parent is the ultimate holding company of BidCo.
C	SKMH and SKMM have agreed in the Merger Implementation Deed to propose the Schemes, pursuant to which, subject to the satisfaction or waiver of certain conditions, BidCo will acquire:
	(a) all of the SKMH Scheme Shares from the SKMH Scheme Shareholders for the SKMH Scheme Consideration; and
	(b) all of the SKMM Scheme Shares from the SKMM Scheme Shareholders for the SKMM Scheme Consideration.
D	In accordance with the Merger Implementation Deed, each of Parent and BidCo is entering into this Deed Poll for the purpose of covenanting in favour of the SKMH Scheme Shareholders that it will observe and perform the obligations required to be performed by it under the SKMH Scheme, and (in the case of Parent) that it will procure that BidCo observes and performs the obligations required to be performed by BidCo under the SKMH Scheme.
E	Parent and BidCo are separately entering into a deed poll (in substantially the same form as this Deed Poll) in favour of the SKMM Scheme Shareholders in respect of obligations under the SKMM Scheme.

It is declared as follows.

1.   Definitions and Interpretation

1.1   Definitions

The following words have these meanings in this Deed Poll:

Business Day means a day on which banks are open for business in Sydney, Melbourne and Los Angeles, excluding a Saturday, Sunday or a day which is a public holiday in Sydney, Melbourne or Los Angeles.

Court has the meaning given in the Schemes.

Corporations Act means the *Corporations Act 2001* (Cth).

Effective means, in relation to each of the Schemes, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act in relation to that Scheme.

Merger Implementation Deed means the deed of that name dated 8 September 2013 between Parent, BidCo, SKMM and SKMH.

Record Date has the meaning given in the Schemes.

Schemes means the SKMH Scheme and the SKMM Scheme.

Second Court Date has the meaning given in the Schemes.

SKMH means Sinclair Knight Merz Holdings Limited (ACN 001 024 102).

SKMH Ordinary Share means a fully paid Ordinary Share in the capital of SKMH, having the rights, powers, privileges and restrictions set out in the constitution of SKMH.

SKMH Scheme means the scheme of arrangement between SKMH and the SKMH Scheme Shareholders pursuant to section 411 of the Corporations Act, a copy of which is attached to this Deed Poll as Annexure A.

SKMH Scheme Consideration has the meaning given to 'Scheme Consideration' in the SKMH Scheme.

SKMH Scheme Share means a SKMH Ordinary Share held by a SKMH Scheme Shareholder.

SKMH Scheme Shareholder means each SKMH Shareholder as at the Record Date.

SKMH Shareholder means each person who is registered as a holder of SKMH Ordinary Shares in SKMH's register of members.

SKMM means Sinclair Knight Merz Management Pty Ltd (ACN 087 978 970).

SKMM RVPS means a Redeemable Voting Preference Share in the capital of SKMM, having the rights, powers, privileges and restrictions set out in the constitution of SKMM.

SKMM Scheme has the meaning given to it in the SKMH Scheme.

SKMM Scheme Consideration has the meaning given to 'Scheme Consideration' in the SKMM Scheme.

SKMM Scheme Share means a SKMM RVPS held by a SKMM Scheme Shareholder.

SKMM Scheme Shareholder means each SKMM Shareholder as at the Record Date.

SKMM Shareholder means each person who is registered as a holder of SKMM RVPS in SKMM's register of members.

Sunset Date has the meaning given in the Merger Implementation Deed.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a)   The singular includes the plural and conversely.

(b)   A gender includes all genders.

(c)   If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)   A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e)   A reference to a clause is a reference to a clause of this Deed Poll.

(f)   A reference to an agreement or document (including a reference to this Deed Poll) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this Deed Poll or that other agreement or document.

(g)   A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

(h)   A reference to legislation or to a provision of legislation includes a modification or re enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(i)   A reference to *$* is to the lawful currency of Australia.

(j)   A reference to time is a reference to time in Sydney, Australia.

(k)   If the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the immediately succeeding Business Day.

(l)   The meaning of general words is not limited by specific examples introduced by *including*, or *for example*, or similar expressions.

(m)   Words and phrases not specifically defined in this Deed Poll have the same meanings (if any) given to them in the Corporations Act.

2. Nature of Deed Poll

Each of Parent and BidCo acknowledges that:

(a) this Deed Poll may be relied on and enforced by any SKMH Scheme Shareholder in accordance with its terms, even though the SKMH Scheme Shareholders are not party to it; and

(b) under the SKMH Scheme each of the SKMH Scheme Shareholders appoints SKMH as its agent and attorney to enforce this Deed Poll against Parent or BidCo (as applicable) on behalf of that SKMH Scheme Shareholder.

3. Conditions Precedent and Termination

3.1 Conditions precedent

Each of Parent's and BidCo's obligations (as relevant) under this Deed Poll are subject to both of the Schemes becoming Effective.

3.2 Termination

If the Merger Implementation Deed is terminated before both of the Schemes become Effective, or both of the Schemes do not become Effective on or before the Sunset Date, the obligations of Parent and BidCo under this Deed Poll will automatically terminate and the terms of this Deed Poll will be of no further force or effect, unless SKMM, SKMH, Parent and BidCo otherwise agree.

3.3 Consequences of termination

If this Deed Poll is terminated under clause 3.2, then, in addition and without prejudice to any other rights, powers or remedies available to it:

(a) each of Parent and BidCo is released from its obligations under this Deed Poll, except those obligations under clause 8.6; and

(b) each SKMH Scheme Shareholder retains any rights, powers or remedies that SKMH Scheme Shareholder has against Parent or BidCo in respect of any breach of its obligations under this Deed Poll that occurred before termination of this Deed Poll.

4. Compliance with Scheme Obligations

Subject to clause 3, in consideration for the transfer to BidCo of the SKMH Scheme Shares in accordance with the SKMH Scheme:

(a) Parent covenants in favour of each SKMH Scheme Shareholder that:

(i) it will observe and perform all obligations required to be performed by it under the SKMH Scheme, including paying or procuring that the Scheme Consideration is paid in accordance with the clause 5(a) of the Scheme; and

> > (ii) it will procure that BidCo observes and performs all obligations required to be performed by BidCo under the SKMH Scheme; and

> (b) BidCo covenants in favour of each SKMH Scheme Shareholder that it will observe and perform all obligations required to be performed by it under the SKMH Scheme,

including in each case:

> > (i) the relevant obligations relating to the provision of the SKMH Scheme Consideration in accordance with the terms of the SKMH Scheme;

> > (ii) the entry by BidCo into the Sale Agreement and performance by it of all obligations required to be performed by it under that deed.

5. Representations and Warranties

Each of Parent and BidCo makes the following representations and warranties.

(a) (**Status**) It is a corporation validly existing under the laws of the place of its incorporation.

(b) (**Power**) It has the power to enter into and perform its obligations under this Deed Poll and to carry out the transactions required by this Deed Poll.

(c) (**Corporate authorisations**) It has taken all necessary corporate action to authorise the entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions required by this Deed Poll.

(d) (**Document binding**) This Deed Poll is its valid and binding obligation enforceable in accordance with its terms, subject to any necessary stamping and registration.

(e) (**Transactions permitted**) The execution and performance by it of this Deed Poll and each transaction required by this Deed Poll did not and will not violate in any respect a provision of:

> > (i) a law, judgment, ruling, order or decree binding on it; or

> > (ii) its constitution or other constituent documents.

6. Continuing Obligations

This Deed Poll is irrevocable and, subject to clause 3, remains in full force and effect until the earlier of:

(a) each of Parent and BidCo having fully performed its obligations under this Deed Poll; and

(b) termination of this Deed Poll under clause 3.

7. Further Assurances

Each of Parent and BidCo will, on its own behalf and, to the extent authorised by the SKMH Scheme, on behalf of each SKMH Scheme Shareholder, do all things and execute all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the provisions of this Deed Poll and the transactions required by it.

8. General

8.1 Notices

Any notice, demand, consent or other communication (a *Notice*) given or made to Parent or BidCo under or in connection with this Deed Poll:

(a)   must be in writing and signed by a person duly authorised by the sender;

(b)   must be delivered to Parent or BidCo (as the case may be) by pre-paid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address or fax number below or the address or fax number last requested by Parent in writing:

Jacobs Engineering Group Inc.

155 North Lake Avenue

Pasadena, CA 91101 USA

Attention: Michael Udovic

Fax No: +1 626 578 3511; and

(c)   will be taken to be duly given or made:

(i)   in the case of delivery in person, when delivered;

(ii)   in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country) or seven Business Days after the date of posting (if posted to an address in another country); and

(iii)   in the case of fax, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax machine number or name of recipient and indicating that the transmission has been made without error,

but if the result is that a Notice would be taken to be given or made on a day that is not a business day in the place to which the Notice is sent or is later than 4pm (local time) it will be taken to have been duly given or made at the commencement of business on the next business day in that place.

8.2 No waiver

No failure to exercise nor any delay in exercising any right, power or remedy by any of Parent and BidCo or by any SKMH Scheme Shareholder operates as a waiver. A single or partial exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver of any right, power or remedy on one or more occasions does not operate as a waiver of that right, power or remedy on any other occasion, or of any other right, power or remedy. A waiver is not valid or binding on the person granting that waiver unless made in writing.

8.3 Remedies cumulative

The rights, powers and remedies of each of Parent and BidCo and of each SKMH Scheme Shareholder under this Deed Poll are in addition to, and do not exclude or limit, any right, power or remedy provided by law or equity or by any agreement.

8.4 Amendment

No amendment or variation of this Deed Poll is valid or binding unless:

(a)   either:

    (i)   before the Second Court Date, the amendment or variation is agreed to in writing by SKMH, Parent and BidCo (which such agreement may be given or withheld without reference to or approval by any SKMH Shareholder); or

    (ii)   on or after the Second Court Date, the amendment or variation is agreed to in writing by SKMH, Parent and BidCo (which such agreement may be given or withheld without reference to or approval by any SKMH Shareholder), and is approved by the Court; and

(b)   Parent and BidCo enter into a further deed poll in favour of the SKMH Scheme Shareholders giving effect to that amendment or variation.

8.5 Assignment

The rights and obligations of each of Parent and BidCo and of each SKMH Scheme Shareholder under this Deed Poll are personal. They cannot be assigned, encumbered or otherwise dealt with and no person may attempt, or purport, to do so without the prior consent of Parent, BidCo and SKMH.

8.6 Costs and duty

Parent and BidCo must bear their own costs arising out of the negotiation, preparation and execution of this Deed Poll. All duty (including stamp duty and any fines, penalties and interest) payable on or in connection with this Deed Poll and any instrument executed under or any transaction evidenced by this Deed Poll must be borne by BidCo. BidCo must indemnify each SKMH Scheme Shareholder on demand against any liability for that duty (including any related fines, penalties and interest).

8.7 Governing law and jurisdiction

This Deed Poll is governed by the laws of New South Wales. Each of Parent and BidCo submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Deed Poll.

Executed and delivered as a Deed

Executed as a deed by **Jacobs Engineering Group Inc.**:

_____

Officer Signature

_____

Print Name

_____

Print Title

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **Jacobs Australia Holdings Company Pty. Ltd.**:

_____	_____
Director Signature	Director/Secretary Signature
_____	_____
Print Name	Print Name

Annexure A

SKMH Scheme

Annexure 3

FORM OF SKMM DEED POLL

[See attached]

Deed Poll

Date	November 2013
By	
1.	**Jacobs Engineering Group Inc.** of 155 North Lake Avenue, Pasadena, CA 91101 USA (**Parent**).
2.	**Jacobs Australia Holdings Company Pty. Ltd.** (ACN 165 641 592) of Level 6, 600 St Kilda Road, Melbourne, VIC, 3004 (**BidCo**).
In favour of	
	Each SKMM Scheme Shareholder
Recitals	
A	Parent and BidCo are party to the Merger Implementation Deed.
B	Parent is the ultimate holding company of BidCo.
C	SKMH and SKMM have agreed in the Merger Implementation Deed to propose the Schemes, pursuant to which, subject to the satisfaction or waiver of certain conditions, BidCo will acquire: (a) all of the SKMH Scheme Shares from the SKMH Scheme Shareholders for the SKMH Scheme Consideration; and (b) all of the SKMM Scheme Shares from the SKMM Scheme Shareholders for the SKMM Scheme Consideration.
D	In accordance with the Merger Implementation Deed, each of Parent and BidCo is entering into this Deed Poll for the purpose of covenanting in favour of the SKMM Scheme Shareholders that it will observe and perform the obligations required to be performed by it under the SKMM Scheme, and (in the case of Parent) that it will procure that BidCo observes and performs the obligations required to be performed by BidCo under the SKMM Scheme.
E	Parent and BidCo are separately entering into a deed poll (in substantially the same form as this Deed Poll) in favour of the SKMH Scheme Shareholders in respect of obligations under the SKMH Scheme.

It is declared as follows.

1. Definitions and Interpretation

1.1 Definitions

The following words have these meanings in this Deed Poll:

Business Day means a day on which banks are open for business in Sydney, Melbourne and Los Angeles, excluding a Saturday, Sunday or a day which is a public holiday in Sydney, Melbourne or Los Angeles.

Court has the meaning given in the Schemes.

Corporations Act means the *Corporations Act 2001* (Cth).

Effective means, in relation to each of the Schemes, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act in relation to that Scheme.

Merger Implementation Deed means the deed of that name dated 8 September 2013 between Parent, BidCo, SKMM and SKMH.

Record Date has the meaning given in the Schemes.

Schemes means the SKMH Scheme and the SKMM Scheme.

Second Court Date has the meaning given in the Schemes.

SKMH means Sinclair Knight Merz Holdings Limited (ACN 001 024 102).

SKMH Ordinary Share means a fully paid Ordinary Share in the capital of SKMH, having the rights, powers, privileges and restrictions set out in the constitution of SKMH.

SKMH Scheme has the meaning given to it in the SKMM Scheme.

SKMH Scheme Consideration has the meaning given to 'Scheme Consideration' in the SKMH Scheme.

SKMH Scheme Share means a SKMH Ordinary Share held by a SKMH Scheme Shareholder.

SKMH Scheme Shareholder means each SKMH Shareholder as at the Record Date.

SKMH Shareholder means each person who is registered as a holder of SKMH Ordinary Shares in SKMH's register of members.

SKMM means Sinclair Knight Merz Management Pty Ltd (ACN 087 978 970).

SKMM RVPS means a Redeemable Voting Preference Share in the capital of SKMM, having the rights, powers, privileges and restrictions set out in the constitution of SKMM.

SKMM Scheme means the scheme of arrangement between SKMM and the SKMM Scheme Shareholders pursuant to section 411 of the Corporations Act, a copy of which is attached to this Deed Poll as Annexure A.

SKMM Scheme Consideration has the meaning given to 'Scheme Consideration' in the SKMM Scheme.

SKMM Scheme Share means a SKMM RVPS held by a SKMM Scheme Shareholder.

SKMM Scheme Shareholder means each SKMM Shareholder as at the Record Date.

SKMM Shareholder means each person who is registered as a holder of SKMM RVPS in SKMM's register of members.

Sunset Date has the meaning given in the Merger Implementation Deed.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a)   The singular includes the plural and conversely.

(b)   A gender includes all genders.

(c)   If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)   A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e)   A reference to a clause is a reference to a clause of this Deed Poll.

(f)   A reference to an agreement or document (including a reference to this Deed Poll) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this Deed Poll or that other agreement or document.

(g)   A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

(h)   A reference to legislation or to a provision of legislation includes a modification or re enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(i)   A reference to *$* is to the lawful currency of Australia.

(j)   A reference to time is a reference to time in Sydney, Australia.

(k)   If the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the immediately succeeding Business Day.

(l)   The meaning of general words is not limited by specific examples introduced by *including*, or *for example*, or similar expressions.

(m)   Words and phrases not specifically defined in this Deed Poll have the same meanings (if any) given to them in the Corporations Act.

2.   Nature of Deed Poll

Each of Parent and BidCo acknowledges that:

(a)   this Deed Poll may be relied on and enforced by any SKMM Scheme Shareholder in accordance with its terms, even though the SKMM Scheme Shareholders are not party to it; and

(b)   under the SKMM Scheme each of the SKMM Scheme Shareholders appoints SKMM as its agent and attorney to enforce this Deed Poll against Parent or BidCo (as applicable) on behalf of that SKMM Scheme Shareholder.

3.   Conditions Precedent and Termination

3.1   Conditions precedent

Each of Parent's and BidCo's obligations (as relevant) under this Deed Poll are subject to both of the Schemes becoming Effective.

3.2   Termination

If the Merger Implementation Deed is terminated before both of the Schemes become Effective, or both of the Schemes do not become Effective on or before the Sunset Date, the obligations of Parent and BidCo under this Deed Poll will automatically terminate and the terms of this Deed Poll will be of no further force or effect, unless SKMM, SKMH, Parent and BidCo otherwise agree.

3.3   Consequences of termination

If this Deed Poll is terminated under clause 3.2, then, in addition and without prejudice to any other rights, powers or remedies available to it:

(a)   each of Parent and BidCo is released from its obligations under this Deed Poll, except those obligations under clause 8.6; and

(b)   each SKMM Scheme Shareholder retains any rights, powers or remedies that SKMM Scheme Shareholder has against Parent or BidCo in respect of any breach of its obligations under this Deed Poll that occurred before termination of this Deed Poll.

4.   Compliance with Scheme Obligations

Subject to clause 3, in consideration for the transfer to BidCo of the SKMM Scheme Shares in accordance with the SKMM Scheme:

(a)   Parent covenants in favour of each SKMM Scheme Shareholder that:

(i)   it will observe and perform all obligations required to be performed by it under the SKMM Scheme, including paying or procuring that the Scheme Consideration is paid in accordance with the clause 5(a) of the Scheme; and

(ii)   it will procure that BidCo observes and performs all obligations required to be performed by BidCo under the SKMM Scheme; and

(b)   BidCo covenants in favour of each SKMM Scheme Shareholder that it will observe and perform all obligations required to be performed by it under the SKMM Scheme,

including in each case:

(i)   the relevant obligations relating to the provision of the SKMM Scheme Consideration in accordance with the terms of the SKMM Scheme;

(ii)   the entry by BidCo into the Sale Agreement and performance by it of all obligations required to be performed by it under that deed.

5.   Representations and Warranties

Each of Parent and BidCo makes the following representations and warranties.

(a)   (**Status**) It is a corporation validly existing under the laws of the place of its incorporation.

(b)   (**Power**) It has the power to enter into and perform its obligations under this Deed Poll and to carry out the transactions required by this Deed Poll.

(c)   (**Corporate authorisations**) It has taken all necessary corporate action to authorise the entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions required by this Deed Poll.

(d)   (**Document binding**) This Deed Poll is its valid and binding obligation enforceable in accordance with its terms, subject to any necessary stamping and registration.

(e)   (**Transactions permitted**) The execution and performance by it of this Deed Poll and each transaction required by this Deed Poll did not and will not violate in any respect a provision of:

(i)   a law, judgment, ruling, order or decree binding on it; or

(ii)   its constitution or other constituent documents.

6.   Continuing Obligations

This Deed Poll is irrevocable and, subject to clause 3, remains in full force and effect until the earlier of:

(a)   each of Parent and BidCo having fully performed its obligations under this Deed Poll; and

(b)   termination of this Deed Poll under clause 3.

7.   Further Assurances

Each of Parent and BidCo will, on its own behalf and, to the extent authorised by the SKMM Scheme, on behalf of each SKMM Scheme Shareholder, do all things and execute all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the provisions of this Deed Poll and the transactions required by it.

8. General

8.1 Notices

Any notice, demand, consent or other communication (a *Notice*) given or made to Parent or BidCo under or in connection with this Deed Poll:

(a)   must be in writing and signed by a person duly authorised by the sender;

(b)   must be delivered to Parent or BidCo (as the case may be) by pre-paid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address or fax number below or the address or fax number last requested by Parent in writing:

Jacobs Engineering Group Inc.

155 North Lake Avenue

Pasadena, CA 91101 USA

Attention: Michael Udovic

Fax No: +1 626 578 3511; and

(c)   will be taken to be duly given or made:

(i)   in the case of delivery in person, when delivered;

(ii)   in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country) or seven Business Days after the date of posting (if posted to an address in another country); and

(iii)   in the case of fax, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax machine number or name of recipient and indicating that the transmission has been made without error,

but if the result is that a Notice would be taken to be given or made on a day that is not a business day in the place to which the Notice is sent or is later than 4pm (local time) it will be taken to have been duly given or made at the commencement of business on the next business day in that place.

8.2 No waiver

No failure to exercise nor any delay in exercising any right, power or remedy by any of Parent and BidCo or by any SKMM Scheme Shareholder operates as a waiver. A single or partial exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver of any right, power or remedy on one or more occasions does not operate as a waiver of that right, power or remedy on any other occasion, or of any other right, power or remedy. A waiver is not valid or binding on the person granting that waiver unless made in writing.

8.3   Remedies cumulative

The rights, powers and remedies of each of Parent and BidCo and of each SKMM Scheme Shareholder under this Deed Poll are in addition to, and do not exclude or limit, any right, power or remedy provided by law or equity or by any agreement.

8.4   Amendment

No amendment or variation of this Deed Poll is valid or binding unless:

(a)   either:

(i)   before the Second Court Date, the amendment or variation is agreed to in writing by SKMM, Parent and BidCo (which such agreement may be given or withheld without reference to or approval by any SKMM Shareholder); or

(ii)   on or after the Second Court Date, the amendment or variation is agreed to in writing by SKMM, Parent and BidCo (which such agreement may be given or withheld without reference to or approval by any SKMM Shareholder), and is approved by the Court; and

(b)   Parent and BidCo enter into a further deed poll in favour of the SKMM Scheme Shareholders giving effect to that amendment or variation.

8.5   Assignment

The rights and obligations of each of Parent and BidCo and of each SKMM Scheme Shareholder under this Deed Poll are personal. They cannot be assigned, encumbered or otherwise dealt with and no person may attempt, or purport, to do so without the prior consent of Parent, BidCo and SKMM.

8.6   Costs and duty

Parent and BidCo must bear their own costs arising out of the negotiation, preparation and execution of this Deed Poll. All duty (including stamp duty and any fines, penalties and interest) payable on or in connection with this Deed Poll and any instrument executed under or any transaction evidenced by this Deed Poll must be borne by BidCo. BidCo must indemnify each SKMM Scheme Shareholder on demand against any liability for that duty (including any related fines, penalties and interest).

8.7   Governing law and jurisdiction

This Deed Poll is governed by the laws of New South Wales. Each of Parent and BidCo submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Deed Poll.

Executed and delivered as a Deed

Executed as a deed by **Jacobs Engineering Group Inc.**:

_____

Officer Signature

_____

Print Name

_____

Print Title

Executed as a deed in accordance with section 127 of the *Corporations Act 2001* by **Jacobs Australia Holdings Company Pty. Ltd.**:

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Director Signature	Director/Secretary Signature
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Print Name	Print Name

Annexure A

SKMM Scheme

Annexure 5

FORM OF SKMH SCHEME

[See attached]

Scheme of Arrangement

Pursuant to section 411 of the *Corporations Act 2001*

between:

1.   **Sinclair Knight Merz Holdings Limited** (ACN 001 024 102) of 100 Christie Street, St Leonards NSW 2065, Australia (**SKMH**)

and

2.   **The holders of Ordinary Shares in SKMH as at the Record Date**.

Recitals	
A	SKMH is a public company limited by shares incorporated in Australia.
B	Jacobs is a corporation organised under the General Corporations Law of Delaware.
C	BidCo is a proprietary company incorporated in Australia and registered in Victoria.
D	SKMH, SKMM Jacobs and BidCo have entered into the Merger Implementation Deed, pursuant to which, amongst other things:

(a)   SKMM has agreed to propose the SKMM Scheme to SKMM Shareholders; and

(b)   SKMH has agreed to propose this Scheme to SKMH Shareholders,

and each of SKMM, SKMH, Jacobs and BidCo has agreed to take certain steps to give effect to those schemes.

E	If this Scheme becomes Effective, then:

(a)   all of the Scheme Shares will be transferred to BidCo and the Scheme Consideration will be provided to the Scheme Shareholders in accordance with the terms of this Scheme and the Sale Agreement; and

(b)   subject to payment of stamp duty on the instruments of transfer, SKMH will enter the name and address of BidCo in the Register as the holder of the Scheme Shares.

F	Each of Jacobs and BidCo has entered into the Deed Poll for the purpose of covenanting in favour of the Scheme Shareholders that it will observe and perform the obligations contemplated of it under this Scheme, and (in the case of Jacobs) that it will procure that BidCo performs the obligations contemplated of it under this Scheme.

It is agreed as follows.

1   Definitions and Interpretation

1.1   Definitions

Additional Scheme Consideration means $120,000,000.

ASIC means the Australian Securities and Investments Commission.

BidCo means Jacobs Australia Holdings Company Pty. Ltd. (ACN 165 641 592) of Level 6, 600 St Kilda Road, Melbourne VIC 3000.

Business Day means a day on which banks are open for business in Sydney, Melbourne and Los Angeles excluding a Saturday, Sunday or a day which is a public holiday in Sydney, Melbourne or Los Angeles.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the Federal Court of Australia or such other court of competent jurisdiction under the Corporations Act agreed to in writing by SKMM, SKMH and BidCo.

Deed Poll means the deed poll dated [•] executed by Jacobs and BidCo in favour of the Scheme Shareholders.

Encumbrance means:

(a)   any interest or power reserved in or over any interest in any asset including, but not limited to, any retention of title; or

(b)   created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power,

by way of, or having similar commercial effect to, security for payment of a debt, any other monetary obligation or the performance of any other obligation, or any trust or any retention of title and includes, but is not limited to, any agreement to grant or create any of the above.

Effective means, when used in relation to this Scheme or the SKMM Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act in relation to those Schemes.

Effective Date means the date on which this Scheme becomes Effective.

Escrow Account has the meaning given in the Sale Agreement.

Escrow Agent has the meaning given in the Sale Agreement.

Escrow Deed has the meaning given in the Sale Agreement.

Implementation Date means the date on which this Scheme is implemented which shall be the Second Court Date or if not reasonably practicable then the first Business Day after the Second Court Date, or such other date as may be agreed between BidCo, SKMM and SKMH.

Initial Scheme Consideration has the meaning given to 'SKMH Initial Scheme Consideration' in the Sale Agreement.

Jacobs means Jacobs Engineering Group Inc. of 155 North Lake Avenue, Pasadena, CA 91101 USA.

Jacobs Group means Jacobs and each entity under its control, including, after the Implementation Date, the SKM Group.

Merger Implementation Deed means the deed of that name dated 8 September 2013 between Jacobs, BidCo, SKMM and SKMH.

Ordinary Share means a fully paid Ordinary Share in the capital of SKMH, having the rights, powers, privileges and restrictions set out in the constitution of SKMH.

Proportionate Share means in respect of a Scheme Shareholder, the number of Scheme Shares held by that Scheme Shareholder as a proportion of the aggregate number of Scheme Shares.

Record Date means the Business Day before the Effective Date or such other date as BidCo, SKMM and SKMH agree.

Register means the register of members of SKMH.

Registered Address means in relation to a SKMH Shareholder, the address shown in the Register for that SKMH Shareholder.

Rights has the meaning given in the Sale Agreement.

Sale Agreement means the agreement so entitled attached to this Scheme as the Annexure.

Scheme Consideration means the consideration to be provided by BidCo to each Scheme Shareholder in consideration for the transfer to BidCo of each Scheme Share, as set out in this Scheme, being the Initial Scheme Consideration and, subject to the terms of the Sale Deed, the Additional Scheme Consideration.

Scheme Meeting means the meeting of SKMH Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act.

Scheme Share means an Ordinary Share held by a Scheme Shareholder.

Scheme Shareholder means each SKMH Shareholder as at the Record Date.

Scheme Transfer means for each Scheme Shareholder, a duly completed and executed proper instrument of transfer of the Scheme Shareholder's Scheme Shares for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all the Scheme Shares.

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme is heard.

Sellers' Representatives has the meaning given in the Sale Agreement.

Sellers' Representative Costs Account has the meaning given in the Sale Agreement.

Sellers' Representative Costs Amount has the meaning given in the Sale Agreement.

SKM Group means SKMM, SKMH and each of their direct and indirect subsidiaries and other controlled entities.

SKM Group Shareholding Plan means the employee shareholding plan of the SKM Group pursuant to which the rights of the SKMH Shareholders and the SKMM Shareholders are governed.

SKMH Registry means Computershare Investor Services Pty Ltd (ABN 48 078 279 277).

SKMH Scheme or **this Scheme** means this scheme of arrangement between SKMH and the Scheme Shareholders pursuant to section 411 of the Corporations Act.

SKMH Shareholder means each person who is registered as a holder of Ordinary Shares in SKMH's register of members.

SKMM means Sinclair Knight Merz Management Pty Limited (ACN 087 978 970).

SKMM RVPS means a Redeemable Voting Preference Share in the capital of SKMM, having the rights, powers, privileges and restrictions set out in the constitution of SKMM.

SKMM Scheme means the scheme of arrangement between SKMM and SKMM Shareholders pursuant to section 411 of the Corporations Act, which it is proposed will become Effective on the same date as this Scheme.

SKMM Shareholder means each person who is registered as a holder of SKMM RVPS in SKMM's register of members.

Sunset Date has the meaning given in the Merger Implementation Deed.

Transaction Documents has the meaning given in the Sale Agreement.

Trustee means SKMH as trustee for the Scheme Shareholders.

Trust Account has the meaning given in clause 5(a)(ii).

1.2   Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a)   The singular includes the plural and conversely.

(b)   A gender includes all genders.

(c)   If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)   A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e)   A reference to a clause is a reference to a clause of this document.

(f)   A reference to an agreement or document (including a reference to this document) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this document or that other agreement or document.

(g)   A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

(h)   A reference to legislation or to a provision of legislation includes a modification or re enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(i)   A reference to *$* is to the lawful currency of Australia.

(j)   A reference to time is a reference to time in Sydney, Australia.

(k)   If the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the immediately succeeding Business Day.

(l)   The meaning of general words is not limited by specific examples introduced by *including*, or *for example*, or similar expressions.

(m)   Words and phrases not specifically defined in this document have the same meanings (if any) given to them in the Corporations Act.

2 Preliminary

2.1 SKMH

(a) SKMH is a public company registered in New South Wales and is a company limited by shares. SKMH is not quoted on any financial market.

(b) At the date the Merger Implementation Deed was varied, the following shares were on issue in the capital of SKMH:

(i) 100 Redeemable Voting Preference Shares, which are owned 100% legally and beneficially by SKMM; and

(ii) 1,257,360 Ordinary Shares.

(c) There is no other:

(i) class of shares in the capital of SKMH; or

(ii) debt instruments that may convert into SKMH shares,

and SKMH is not aware of any other rights on issue in respect of any SKMH shares.

2.2 Jacobs

(a) Jacobs is a corporation organised under the General Corporations Law of Delaware.

(b) BidCo is a proprietary company incorporated in Australia and registered in Victoria.

2.3 Consequences of this Scheme becoming Effective

If the Scheme becomes Effective:

(a) BidCo will, in accordance with the terms of the Deed Poll, execute the Sale Agreement and will, among other things, comply with all of its payment obligations on the relevant date and other obligations on the terms set out in this Scheme and the Sale Agreement;

(b) all Scheme Shareholders will be bound by the Sale Agreement upon execution of the Sale Agreement by BidCo and SKMH; and

(c) subject to BidCo having complied with clause 5(a), on the Implementation Date all of the Scheme Shares will be transferred to BidCo and, subject to payment of stamp duty on the instruments of transfer, SKMH will enter the name of BidCo in the Register in respect of the Scheme Shares.

2.4 Merger Implementation Deed and Deed Poll

(a) BidCo and SKMH have agreed by executing the Merger Implementation Deed to implement this Scheme.

(b) Jacobs has agreed by executing the Deed Poll to procure BidCo to enter into the Sale Agreement, and to comply with the payment obligations to Scheme Shareholders in accordance with the terms of this Scheme and other obligations on the terms set out in the Scheme and the Sale Agreement.

3 Conditions

3.1 Conditions Precedent

(a) This Scheme is conditional on the satisfaction of each of the following conditions precedent:

(i) all conditions in clause 3.1 of the Merger Implementation Deed (other than the condition precedent relating to the approval of the Court set out in clause 3.1(d) of the Merger Implementation Deed) having been satisfied or waived in accordance with the terms of the Merger Implementation Deed by 8:00am on the Second Court Date;

(ii)   as at 8:00am on the Second Court Date, the Merger Implementation Deed having not been terminated in accordance with its terms;

(iii)   the Court makes orders approving the Scheme under section 411(4)(b) of the Corporations Act, including with such alterations made or required by the Court under section 411(6) of the Corporations Act as are acceptable to BidCo and SKMH;

(iv)   such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to the Scheme as are acceptable to BidCo and SKMH have been satisfied; and

(v)   the orders of the Court made under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act approving the Scheme come into effect, pursuant to section 411(10) of the Corporations Act.

(b)   The satisfaction of clause 3.1(a) is a condition precedent to the operation of clause 4.2.

(c)   This Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before the Sunset Date.

(d)   BidCo and SKMH will provide to the Court at the Second Court Date a certificate confirming (in respect of matters within their knowledge) whether or not the conditions precedent in the Merger Implementation Deed and this Scheme have been satisfied or waived.

3.2   Condition Subsequent

This Scheme will cease to have any further force and effect unless, within five Business Days after the Effective Date for this Scheme (or prior), the SKMM Scheme becomes Effective.

4   Implementation

4.1   Lodgement of Court orders

SKMH will lodge with ASIC office copies of the Court orders under section 411 of the Corporations Act approving the Scheme by no later than 5.00pm on the first Business Day after the day such office copy is received (or such later date as agreed in writing by BidCo).

4.2   Transfer of Scheme Shares

Subject to BidCo having complied with clause 5(a), on the Implementation Date:

(a)   the Scheme Shares, together with all Rights attaching to the Scheme Shares as at the Implementation Date, will be transferred to BidCo, without the need for any further act by any Scheme Shareholder (other than acts performed by SKMH as attorney and agent for Scheme Shareholders under clause 7.5) by:

(i)   SKMH delivering to BidCo the completed and executed Scheme Transfer; and

(ii)   BidCo executing the Scheme Transfer and delivering it to SKMH or the SKMH Registry for registration;

(b)   as soon as practicable after receipt of the Scheme Transfer, subject to payment of stamp duty on the instruments of transfer, SKMH must enter, or must procure the entry of, the name of BidCo in the Register in respect of all of the Scheme Shares; and

(c)   SKMH as the attorney and agent for each of the Scheme Shareholders will execute the Sale Agreement and Scheme Transfer.

5   Scheme Consideration and Sellers' Representative Costs

(a)   On the Implementation Date, BidCo will (and Jacobs must procure that BidCo will) deposit in immediately available Australian dollar funds:

   (i) $2,000,000 into the Sellers' Representative Costs Account (comprising $500,000 funded by BidCo (or Jacobs) and $1,500,000 funded out of the Initial Scheme Consideration proceeds);

   (ii)   the balance of the Initial Scheme Consideration into a trust account operated by the Trustee (**Trust Account**), to be held on trust for the Scheme Shareholders; and

   (iii)   the Additional Scheme Consideration into the Escrow Account.

(b)   Amounts in the:

   (i)   Escrow Account will be administered by the Escrow Agent in accordance with the terms of the Escrow Deed; and

   (ii)   Sellers' Representative Costs Account will be administered by the Sellers' Representatives in accordance with the terms of the Sale Agreement.

(c)   Subject to BidCo having complied with clause 5(a), as soon as practicable following implementation of this Scheme on the Implementation Date, the Trustee must pay (or procure the payment) from the Trust Account to each Scheme Shareholder that Scheme Shareholder's Proportionate Share of the Initial Scheme Consideration proceeds received pursuant to clause 5(a)(ii), less the Scheme Shareholder's Proportionate Share of any costs associated with payment by cheque or transfer pursuant to clause 5(d).

(d)   The Trustee must pay the amounts referred to in clause 5(c) by doing any of the following at its election:

   (i)   sending the amounts payable to the Scheme Shareholders at their respective Registered Addresses by cheque in Australian currency drawn out of the Trust Account; or

   (ii)   depositing or procuring the SKMH Registry to deposit the amounts payable to the Scheme Shareholders into an account with any Australian ADI (as defined in the Corporations Act) notified to the Trustee (or the Trustee's agent who manages the Register) by an appropriate authority from the relevant Scheme Shareholder.

(e)   In the case of Scheme Shares held in joint names any Initial Scheme Consideration shall be payable to and be forwarded to the holder whose name appears first in the Register as at the Record Date.

(f)   If the number of Scheme Shares held by a Scheme Shareholder as at the Record Date is such that the aggregate entitlement of the Scheme Shareholder to Scheme Consideration includes an entitlement to a fractional amount representing less than one cent, then the entitlement of that Scheme Shareholder must be rounded up or down, with any such fractional entitlement of less than 0.5 being rounded down to the nearest whole number of cents, and any such fractional entitlement of 0.5 or more being rounded up to the nearest whole number of cents.

6   Dealings in Ordinary Shares

(a)   To establish the identity of the Scheme Shareholders, dealings in Ordinary Shares will only be recognised if:

   (i)   the transferee is registered in the Register as the holder of the relevant Ordinary Shares on the Record Date; and

   (ii)   in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

(b)   SKMH must register registrable transmission applications or transfers of the kind referred to in clause 6(a)(ii) on the Record Date.

(c)   SKMH will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Ordinary Shares received after the Record Date.

(d)   For the purpose of determining entitlements to the Scheme Consideration, SKMH must maintain the Register in accordance with the provisions of this clause 6 until the Scheme Consideration has been paid to the Scheme Shareholder. The Register in this form will solely determine entitlements to the Scheme Consideration.

(e)   From the Record Date:

   (i)   all share certificates for Ordinary Shares will cease to have effect as documents of title in respect of those shares (other than share certificates in favour of any member of the Jacobs Group and its successors in title); and

   (ii)   each entry current at that date on the Register (other than entries in respect of any member of the Jacobs Group and its successors in title) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Ordinary Shares relating to that entry.

7   General Scheme provisions

7.1   Consent

If the Court proposes to approve the Scheme subject to any alterations or conditions, SKMH may by its counsel consent on behalf of all persons concerned to those alterations or conditions for which BidCo has provided its prior written consent.

7.2   Agreement of Scheme Shareholders

Each Scheme Shareholder:

(a)   agrees to the transfer of its Ordinary Shares in accordance with this Scheme; and

(b)   acknowledges that the Scheme binds SKMH and all Scheme Shareholders (including those who do not attend the Scheme Meeting or do not vote at that meeting or vote against the Scheme at that Scheme Meeting) and, to the extent of any inconsistency, overrides the constitution of SKMH.

7.3   Warranty by Scheme Shareholders

Each Scheme Shareholder is deemed to have warranted to Jacobs and BidCo, and, to the extent enforceable, to have appointed and authorised SKMH as that Scheme Shareholder's agent and attorney to warrant to Jacobs and BidCo, that all of their Scheme Shares (including any Rights attaching to those Scheme Shares) will, at the time of the transfer of them to BidCo pursuant to the Scheme, be fully paid and free from all Encumbrances and other interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Scheme Shares (together with any Rights attaching to those Scheme Shares) to BidCo pursuant to the Scheme. SKMH undertakes in favour of each Scheme Shareholder that it will provide such warranty, to the extent enforceable, to Jacobs and BidCo on behalf of that Scheme Shareholder.

7.4 Beneficial entitlement to Scheme Shares

From the Implementation Date, BidCo will be beneficially entitled to the Scheme Shares transferred to it under the Scheme pending registration by SKMH of BidCo in the Register as the holder of those shares.

7.5 Power of attorney

Each Scheme Shareholder, without the need for any further act, irrevocably appoints SKMH and all of its directors, secretaries and officers severally as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme, including without limitation:

(a)   the Scheme Transfer;

(b)   the Sale Agreement;

(c)   any instrument appointing BidCo as sole proxy or attorney for or, where applicable, corporate representative of each Scheme Shareholder as contemplated by the Sale Agreement; and

(d)   the appointment of the Sellers' Representatives (or any replacement Sellers' Representative) and/or BidCo as attorney for each Scheme Shareholder in accordance with the Sale Agreement.

7.6 Enforcement of Deed Poll

SKMH undertakes in favour of each Scheme Shareholder that it will enforce the Deed Poll against Jacobs and BidCo (as applicable) on behalf of and as agent and attorney for the Scheme Shareholders.

8   General

8.1 Stamp duty

(a)   Subject to clause 8.1(b), each of SKMH and BidCo will pay their share of the costs of the Scheme in accordance with the Transaction Documents.

(b)   BidCo will pay any stamp duty payable in connection with the transfer of the Scheme Shares to BidCo.

8.2 Notices

(a)   If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to SKMH, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at the place where the Register is kept.

(b)   The accidental omission to give notice of the Scheme Meeting or the non-receipt of such a notice by any Scheme Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

8.3   Governing law

(a)   This Scheme is governed by the laws of New South Wales.

(b)   The parties irrevocably submit to the non-exclusive jurisdiction of the courts of New South Wales and courts competent to hear appeals from those courts.

8.4   Further action

SKMH will execute all documents and do all things necessary to implement and perform its obligations under this Scheme.

Annexure – Sale Agreement

Annexure 6

FORM OF SKMM SCHEME

[See attached]

Scheme of Arrangement

Pursuant to section 411 of the *Corporations Act 2001*

between:

1   **Sinclair Knight Merz Management Pty Limited** (ACN 087 978 970).of 100 Christie Street, St Leonards NSW 2065, Australia (**SKMM**)

and

2   **The holders of RVPS in SKMM as at the Record Date**.

Recitals	
A	SKMM is a proprietary company limited by shares incorporated in Australia.
B	Jacobs is a corporation organised under the General Corporations Law of Delaware.
C	BidCo is a proprietary company incorporated in Australia and registered in Victoria.
D	SKMH, SKMM Jacobs and BidCo have entered into the Merger Implementation Deed, pursuant to which, amongst other things:
	(a) SKMM has agreed to propose this Scheme to SKMM Shareholders; and
	(b) SKMH has agreed to propose the SKMH Scheme to SKMH Shareholders,
	and each of SKMM, SKMH, Jacobs and BidCo has agreed to take certain steps to give effect to those schemes.
E	If this Scheme becomes Effective, then:
	(a) all of the Scheme Shares will be transferred to BidCo and the Scheme Consideration will be provided to the Scheme Shareholders in accordance with the terms of this Scheme and the Sale Agreement; and
	(b) subject to payment of stamp duty on the instruments of transfer, SKMM will enter the name and address of BidCo in the Register as the holder of the Scheme Shares.
F	Each of Jacobs and BidCo has entered into the Deed Poll for the purpose of covenanting in favour of the Scheme Shareholders that it will observe and perform the obligations contemplated of it under this Scheme, and (in the case of Jacobs) that it will procure that BidCo performs the obligations contemplated of it under this Scheme.

It is agreed as follows.

1   Definitions and Interpretation

1.1   Definitions

ASIC means the Australian Securities and Investments Commission.

BidCo means Jacobs Australia Holdings Company Pty. Ltd. (ACN 165 641 592) of Level 6, 600 St Kilda Road, Melbourne VIC 3000.

Business Day means a day on which banks are open for business in Sydney, Melbourne and Los Angeles excluding a Saturday, Sunday or a day which is a public holiday in Sydney, Melbourne or Los Angeles.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the Federal Court of Australia or such other court of competent jurisdiction under the Corporations Act agreed to in writing by SKMM, SKMH and BidCo.

Deed Poll means the deed poll dated [•] executed by Jacobs and BidCo in favour of the Scheme Shareholders.

Encumbrance means:

(a)   any interest or power reserved in or over any interest in any asset including, but not limited to, any retention of title; or

(b)   created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power,

by way of, or having similar commercial effect to, security for payment of a debt, any other monetary obligation or the performance of any other obligation, or any trust or any retention of title and includes, but is not limited to, any agreement to grant or create any of the above.

Effective means, when used in relation to this Scheme or the SKMH Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act in relation to those Schemes.

Effective Date means the date on which this Scheme becomes Effective.

Implementation Date means the date on which this Scheme is implemented which shall be the Second Court Date or if not reasonably practicable then the first Business Day after the Second Court Date, or such other date as may be agreed between BidCo, SKMM and SKMH.

Jacobs means Jacobs Engineering Group Inc. of 155 North Lake Avenue, Pasadena, CA 91101 USA.

Jacobs Group means Jacobs and each entity under its control, including, after the Implementation Date, the SKM Group.

Merger Implementation Deed means the deed of that name dated 8 September 2013 between Jacobs, BidCo, SKMM and SKMH.

Proportionate Share means in respect of a Scheme Shareholder, the number of Scheme Shares held by that Scheme Shareholder as a proportion of the aggregate number of Scheme Shares.

Record Date means the Business Day before the Effective Date or such other date as BidCo, SKMM and SKMH agree.

Register means the register of members of SKMM.

Registered Address means in relation to a SKMM Shareholder, the address shown in the Register for that SKMM Shareholder.

Rights has the meaning given in the Sale Agreement.

RVPS means a Redeemable Voting Preference Share in the capital of SKMM, having the rights, powers, privileges and restrictions set out in the constitution of SKMM.

Sale Agreement means the agreement so entitled attached to this Scheme as the Annexure.

Scheme Consideration means the consideration to be provided by BidCo to each Scheme Shareholder in consideration for the transfer to BidCo of each Scheme Share, as set out in this Scheme, being the amount of $11,799.

Scheme Meeting means the meeting of SKMM Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act.

Scheme Share means a RVPS held by a Scheme Shareholder.

Scheme Shareholder means each SKMM Shareholder as at the Record Date.

Scheme Transfer means for each Scheme Shareholder, a duly completed and executed proper instrument of transfer of the Scheme Shareholder's Scheme Shares for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all the Scheme Shares.

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme is heard.

Sellers' Representatives has the meaning given in the Sale Agreement.

SKM Group means SKMM, SKMH and each of their direct and indirect subsidiaries and other controlled entities.

SKM Group Shareholding Plan means the employee shareholding plan of the SKM Group pursuant to which the rights of the SKMM Shareholders and the SKMH Shareholders are governed.

SKMH means Sinclair Knight Merz Holdings Limited (ACN 001 024 102).

SKMH Ordinary Share means a fully paid Ordinary Share in the capital of SKMH, having the rights, powers, privileges and restrictions set out in the constitution of SKMH.

SKMH Scheme means the scheme of arrangement between SKMH and SKMH Shareholders pursuant to section 411 of the Corporations Act, which it is proposed will become Effective on the same date as this Scheme.

SKMH Shareholder means each person who is registered as a holder of SKMH Ordinary Shares in SKMH's register of members.

SKMM Registry means Computershare Investor Services Pty Ltd (ABN 48 078 279 277).

SKMM Scheme or ***this Scheme*** means this scheme of arrangement between SKMM and the Scheme Shareholders pursuant to section 411 of the Corporations Act.

SKMM Shareholder means each person who is registered as a holder of RVPS in SKMM's register of members.

Sunset Date has the meaning given in the Merger Implementation Deed.

Transaction Documents has the meaning given in the Sale Agreement.

Trustee means SKMM as trustee for the Scheme Shareholders.

Trust Account has the meaning given in clause 5(a).

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) The singular includes the plural and conversely.

(b) A gender includes all genders.

(c) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e) A reference to a clause is a reference to a clause of this document.

(f) A reference to an agreement or document (including a reference to this document) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this document or that other agreement or document.

(g) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

(h) A reference to legislation or to a provision of legislation includes a modification or re enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(i) A reference to *$* is to the lawful currency of Australia.

(j) A reference to time is a reference to time in Sydney, Australia.

(k) If the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the immediately succeeding Business Day.

(l) The meaning of general words is not limited by specific examples introduced by *including*, or *for example*, or similar expressions.

(m) Words and phrases not specifically defined in this document have the same meanings (if any) given to them in the Corporations Act.

2 Preliminary

2.1 SKMM

(a) SKMM is a proprietary company registered in New South Wales and is a company limited by shares. SKMM is not quoted on any financial market.

(b) At the date of the Merger Implementation Deed, the following shares were on issue in the capital of SKMM:

(i) 1 Founder Share, which is owned legally and beneficially by ODS Investments Pty Limited (ACN 001 100 029); and

(ii) 11,799 RVPS.

(c) There is no other:

(i) class of shares in the capital of SKMM; or

(ii) debt instruments that may convert into SKMM shares,

and SKMM is not aware of any other rights on issue in respect of any SKMM shares.

2.2 Jacobs

(a) Jacobs is a corporation organised under the General Corporations Law of Delaware.

(b) BidCo is a proprietary company incorporated in Australia and registered in Victoria.

2.3 Consequences of this Scheme becoming Effective

If the Scheme becomes Effective:

(a) BidCo will, in accordance with the terms of the Deed Poll, execute the Sale Agreement and will, among other things, comply with all of its payment obligations on the relevant date and other obligations on the terms set out in this Scheme and the Sale Agreement;

(b) all Scheme Shareholders will be bound by the Sale Agreement upon execution of the Sale Agreement by BidCo and SKMM; and

(c) provided BidCo has deposited the Scheme Consideration into the Trust Account in accordance with clause 5(a), on the Implementation Date all of the Scheme Shares will be transferred to BidCo and, subject to payment of stamp duty on the instruments of transfer (if any), SKMM will enter the name of BidCo in the Register in respect of the Scheme Shares.

2.4 Merger Implementation Deed and Deed Poll

(a) BidCo and SKMM have agreed by executing the Merger Implementation Deed to implement this Scheme.

(b) Jacobs has agreed by executing the Deed Poll to procure BidCo to enter into the Sale Agreement, and to comply with the payment obligations to Scheme Shareholders in accordance with the terms of this Scheme and other obligations on the terms set out in the Scheme and the Sale Agreement.

3 Conditions

3.1 Conditions Precedent

(a) This Scheme is conditional on the satisfaction of each of the following conditions precedent:

(i) all conditions in clause 3.1 of the Merger Implementation Deed (other than the condition precedent relating to the approval of the Court set out in clause 3.1(d) of the Merger Implementation Deed) having been satisfied or waived in accordance with the terms of the Merger Implementation Deed by 8:00am on the Second Court Date;

(ii) as at 8:00am on the Second Court Date, the Merger Implementation Deed having not been terminated in accordance with its terms;

(iii) the Court makes orders approving the Scheme under section 411(4)(b) of the Corporations Act, including with such alterations made or required by the Court under section 411(6) of the Corporations Act as are acceptable to BidCo and SKMM;

(iv) such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to the Scheme as are acceptable to BidCo and SKMM have been satisfied; and

(v) the orders of the Court made under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act approving the Scheme come into effect, pursuant to section 411(10) of the Corporations Act.

(b) The satisfaction of clause 3.1(a) is a condition precedent to the operation of clause 4.2.

(c) This Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before the Sunset Date.

(d) BidCo and SKMM will provide to the Court at the Second Court Date a certificate confirming (in respect of matters within their knowledge) whether or not the conditions precedent in the Merger Implementation Deed and this Scheme have been satisfied or waived.

3.2 Condition Subsequent

This Scheme will cease to have any further force and effect unless, within five Business Days after the Effective Date for this Scheme (or prior), the SKMH Scheme becomes Effective.

4 Implementation

4.1 Lodgement of Court orders

SKMM will lodge with ASIC office copies of the Court orders under section 411 of the Corporations Act approving the Scheme by no later than 5.00pm on the first Business Day after the day such office copy is received (or such later date as agreed in writing by BidCo).

4.2 Transfer of Scheme Shares

Provided BidCo has deposited the Scheme Consideration into the Trust Account in accordance with clause 5(a), on the Implementation Date and:

(a) the Scheme Shares, together with all Rights attaching to the Scheme Shares as at the Implementation Date, will be transferred to BidCo, without the need for any further act by any Scheme Shareholder (other than acts performed by SKMM as attorney and agent for Scheme Shareholders under clause 7.5) by:

(i) SKMM delivering to BidCo the completed and executed Scheme Transfer; and

(ii) BidCo executing the Scheme Transfer and delivering it to SKMM or the SKMM Registry for registration;

(b) as soon as practicable after receipt of the Scheme Transfer, subject to payment of stamp duty on the instruments of transfer, SKMM must enter, or must procure the entry of, the name of BidCo in the Register in respect of all of the Scheme Shares; and

(c) SKMM as the attorney and agent for each of the Scheme Shareholders will execute the Sale Agreement and Scheme Transfer.

5 Scheme Consideration

(a) On the Implementation Date, BidCo will (and Jacobs must procure that BidCo will) deposit in immediately available Australian dollar funds the Scheme Consideration into a trust account operated by the Trustee (**Trust Account**), to be held on trust for the Scheme Shareholders.

(b) Provided BidCo has deposited the Scheme Consideration into the Trust Account in accordance with clause (a), as soon as practicable following implementation of this Scheme on the Implementation Date, the Trustee must pay (or procure the payment) from the Trust Account to each Scheme Shareholder that Scheme Shareholder's

Proportionate Share of the Scheme Consideration proceeds received pursuant to clause 5(a), less the Scheme Shareholder's Proportionate Share of any costs associated with payment by cheque or transfer pursuant to clause 5(c).

(c)   The Trustee must pay the amounts referred to in clause 5(b) by doing any of the following at its election:

(i)   sending the amounts payable to the Scheme Shareholders at their respective Registered Addresses by cheque in Australian currency drawn out of the Trust Account; or

(ii)   depositing or procuring the SKMM Registry to deposit the amounts payable to the Scheme Shareholders into an account with any Australian ADI (as defined in the Corporations Act) notified to the Trustee (or the Trustee's agent who manages the Register) by an appropriate authority from the relevant Scheme Shareholder.

(d)   In the case of Scheme Shares held in joint names any Scheme Consideration shall be payable to and be forwarded to the holder whose name appears first in the Register as at the Record Date.

(e)   If the number of Scheme Shares held by a Scheme Shareholder as at the Record Date is such that the aggregate entitlement of the Scheme Shareholder to Scheme Consideration includes an entitlement to a fractional amount representing less than one cent, then the entitlement of that Scheme Shareholder must be rounded up or down, with any such fractional entitlement of less than 0.5 being rounded down to the nearest whole number of cents, and any such fractional entitlement of 0.5 or more being rounded up to the nearest whole number of cents.

6   Dealings in SKMM RVPS

(a)   To establish the identity of the Scheme Shareholders, dealings in RVPS will only be recognised if:

(i)   the transferee is registered in the Register as the holder of the relevant RVPS Shares on the Record Date; and

(ii)   in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

(b)   SKMM must register registrable transmission applications or transfers of the kind referred to in clause 6(a)(ii) on the Record Date.

(c)   SKMM will not accept for registration or recognise for any purpose any transmission application or transfer in respect of RVPS received after the Record Date.

(d)   For the purpose of determining entitlements to the Scheme Consideration, SKMM must maintain the Register in accordance with the provisions of this clause 6 until the Scheme Consideration has been paid to the Scheme Shareholder. The Register in this form will solely determine entitlements to the Scheme Consideration.

(e)   From the Record Date:

(i)   all share certificates for RVPS will cease to have effect as documents of title in respect of those shares (other than share certificates in favour of any member of the Jacobs Group and its successors in title); and

(ii)   each entry current at that date on the Register (other than entries in respect of any member of the Jacobs Group and its successors in title) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the RVPS relating to that entry.

7 General Scheme provisions

7.1 Consent

If the Court proposes to approve the Scheme subject to any alterations or conditions, SKMM may by its counsel consent on behalf of all persons concerned to those alterations or conditions for which BidCo has provided its prior written consent.

7.2 Agreement of Scheme Shareholders

Each Scheme Shareholder:

(a)   agrees to the transfer of its Scheme Shares in accordance with this Scheme; and

(b)   acknowledges that the Scheme binds SKMM and all Scheme Shareholders (including those who do not attend the Scheme Meeting or do not vote at that meeting or vote against the Scheme at that Scheme Meeting) and, to the extent of any inconsistency, overrides the constitution of SKMM.

7.3 Warranty by Scheme Shareholders

Each Scheme Shareholder is deemed to have warranted to Jacobs and BidCo, and, to the extent enforceable, to have appointed and authorised SKMM as that Scheme Shareholder's agent and attorney to warrant to Jacobs and BidCo, that all of their Scheme Shares (including any Rights attaching to those Scheme Shares) will, at the time of the transfer of them to BidCo pursuant to the Scheme, be fully paid and free from all Encumbrances and other interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Scheme Shares (together with any Rights attaching to those Scheme Shares) to BidCo pursuant to the Scheme. SKMM undertakes in favour of each Scheme Shareholder that it will provide such warranty, to the extent enforceable, to Jacobs and BidCo on behalf of that Scheme Shareholder.

7.4 Beneficial entitlement to Scheme Shares

From the Implementation Date, BidCo will be beneficially entitled to the Scheme Shares transferred to it under the Scheme pending registration by SKMM of BidCo in the Register as the holder of those shares.

7.5 Power of attorney

Each Scheme Shareholder, without the need for any further act, irrevocably appoints SKMM and all of its directors, secretaries and officers severally as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme, including without limitation:

(a)   the Scheme Transfer;

(b)   the Sale Agreement;

(c)   any instrument appointing BidCo as sole proxy or attorney for or, where applicable, corporate representative of each Scheme Shareholder as contemplated by the Sale Agreement; and

(d)   the appointment of the Sellers' Representatives (or any replacement Sellers' Representative) and/or BidCo as attorney for each Scheme Shareholder in accordance with the Sale Agreement.

7.6 Enforcement of Deed Poll

SKMM undertakes in favour of each Scheme Shareholder that it will enforce the Deed Poll against Jacobs and BidCo (as applicable) on behalf of and as agent and attorney for the Scheme Shareholders.

8 General

8.1 Stamp duty

(a)   Subject to clause 8.1(b), each of SKMM and BidCo will pay their share of the costs of the Scheme in accordance with the Transaction Documents.

(b)   BidCo will pay any stamp duty payable in connection with the transfer of the Scheme Shares to BidCo.

8.2 Notices

(a)   If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to SKMM, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at the place where the Register is kept.

(b)   The accidental omission to give notice of the Scheme Meeting or the non-receipt of such a notice by any Scheme Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

8.3 Governing law

(a)   This Scheme is governed by the laws of New South Wales.

(b)   The parties irrevocably submit to the non-exclusive jurisdiction of the courts of New South Wales and courts competent to hear appeals from those courts.

8.4 Further action

SKMM will execute all documents and do all things necessary to implement and perform its obligations under this Scheme.

Annexure – Sale Agreement